Exhibit 2.1

Execution Version

EQUITY PURCHASE AGREEMENT

by and among

ACENTIA, LLC,

a Maryland limited liability company,

and

CERTAIN OF THE EQUITYHOLDERS OF ACENTIA, LLC,

and

SPG ACENTIA SELLER REPRESENTATIVE, LLC,

as the Seller Representative,

and

MAXIMUS FEDERAL SERVICES, INC.,

a Virginia corporation,

and

MAXIMUS, INC.,

a Virginia corporation

Dated: March 6, 2015

i

	3.21	Real Estate	26
	3.22	No Other Agreement To Sell	28
	3.23	Transactions with Certain Persons	28
	3.24	Employees	28
	3.25	Labor Relations	29
	3.26	Board Approval	30
	3.27	Brokers	30
	3.28	Privacy and Security	30
	3.29	Government Contracts	31
	3.30	International Trade Laws and Regulations	36
	3.31	Foreign Corrupt Practices Act	37
	3.32	Events Subsequent to September 30, 2014	37
	3.33	Transaction Payments	37
	3.34	Suppliers and Customers	37
	3.35	Bank Accounts	38
	3.36	No Other Representations and Warranties	38

4.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		38

	4.1	Organization	38
	4.2	Necessary Authority	39
	4.3	No Conflicts	39
	4.4	Brokers	39
	4.5	Litigation; Compliance with Law	39
	4.6	Investment Intent	39
	4.7	Solvency; Ability to Perform Agreement	39
	4.8	No Foreign Ownership	40
	4.9	Board Approval	40
	4.10	No Other Representations and Warranties	40

5.	COVENANTS OF THE PARTIES		40

	5.1	Affirmative Covenants of the Company	40
	5.2	Negative Covenants of Company	41
	5.3	Covenants Regarding Potential Breach	43
	5.4	Access	44
	5.5	No Negotiations	44
	5.6	Confidentiality	45
	5.7	No Inconsistent Action	45
	5.8	Mutual Covenants Regarding Further Action; Efforts	45
	5.9	Employee Matters	47
	5.10	Director & Officer Insurance	48
	5.11	R&W Insurance	48
	5.12	Closing Date Actions	49
	5.13	Non-Solicitation of Employees	49
	5.14	Seller Release	50
	5.15	Termination of Affiliate Arrangements	50
	5.16	Obligations Related BCA Purchase Agreement	51
	5.17	Financial Statements	51

	5.18	Copy of Virtual Data Room and Electronic Files	51
	5.19	Certain Covenants	51

6.	CLOSING CONDITIONS		52

	6.1	Conditions to Purchaser’s Obligations	52
	6.2	Conditions to the Company’s and Sellers’ Obligations	53

7.	CLOSING DELIVERABLES		53

	7.1	Closing Documents to be Delivered by the Company and Sellers	53
	7.2	Closing Documents to be Delivered by Purchaser	55
	7.3	Other Closing Documents	55

8.	TERMINATION		56

	8.1	Termination	56
	8.2	Effect of Termination	56

9.	INDEMNIFICATION		57

	9.1	Survival of Representations, Warranties and Covenants	57
	9.2	Indemnification	57
	9.3	Indemnification Claims	58
	9.4	Thresholds and Limitations on Indemnity; Remedy	61
	9.5	Indemnification Rights Remedies Exclusive	63
	9.6	Tax Treatment	63
	9.7	Mitigation	63
	9.8	No Contribution; Subrogation	63

10.	POST CLOSING MATTERS		64

	10.1	Cooperation	64
	10.2	Litigation Support	64
	10.3	Tax Matters	64
	10.4	Cooperation on Tax Matters	68

11.	SPECIFIC PERFORMANCE		69

12.	PUBLIC STATEMENTS		70

13.	EXPENSES		70

14.	AMENDMENT; BENEFIT AND ASSIGNABILITY		70

15.	NOTICES		70

16.	WAIVER		72

17.	ENTIRE AGREEMENT		72

18.	COUNTERPARTS; ELECTRONIC SIGNATURE		72

19.	SEVERABILITY	72

20.	CHOICE OF LAW	72

21.	WAIVER OF TRIAL BY JURY	73

22.	REPRESENTATION BY COUNSEL	73

23.	CONSTRUCTION	74

24.	EXHIBITS, APPENDICES AND COMPANY DISCLOSURE SCHEDULES	74

25.	SELLER REPRESENTATIVE	75

26.	GUARANTY	77

27.	SEVERAL LIABILITY	78

EXHIBITS

Exhibit A	Definitions
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of UAR Termination Notice
Exhibit D	R&W Insurance Policy

ANNEXES

Annex I:	Estimated Consideration Waterfall
Annex II:	Sample Net Working Capital Calculation

v

DISCLOSURE SCHEDULES

Schedule 1.2(b)	Seller Subscription Notes
Schedule 3.1(a)	Organization
Schedule 3.1(b)	Organization: Subsidiaries
Schedule 3.3(a)	Capitalization
Schedule 3.3(b)	Subsidiaries
Schedule 3.3(c)(i)	Capitalization: Dividends
Schedule 3.3(c)(ii)	Capitalization: Redemption and Investment Obligations
Schedule 3.3(c)(iii)	Capitalization: Debt
Schedule 3.3(c)(iv)	Capitalization: Agreements
Schedule 3.5	No Breach
Schedule 3.6	Permits
Schedule 3.7	Compliance with Laws
Schedule 3.8(a)	Title to Assets
Schedule 3.9	Personal Property
Schedule 3.10(a)	Accounts Receivable
Schedule 3.10(b)	Accounts Payable
Schedule 3.11(a)	Intellectual Property
Schedule 3.11(b)	Liens on Intellectual Property
Schedule 3.11(c)	Infringement
Schedule 3.11(d)	Open Source Software
Schedule 3.11(e)	Trade Secrets
Schedule 3.11(f)	Employee IP Development
Schedule 3.11(g)	IP License Consents
Schedule 3.11(h)	No Breach
Schedule 3.11(i)	Government IP
Schedule 3.12(a)	Scheduled Contracts
Schedule 3.13	Litigation
Schedule 3.14	Financial Statements
Schedule 3.15	Liabilities
Schedule 3.16	Tax Matters
Schedule 3.16(v)	Classification
Schedule 3.18(a)	Employee Benefit Plans
Schedule 3.18(d)	280G Payments
Schedule 3.19	Insurance
Schedule 3.21(a)	Real Estate
Schedule 3.23	Transactions with Certain Persons
Schedule 3.24	Employees
Schedule 3.25(a)	Labor Relations: Disputes and Grievances
Schedule 3.25(b)	Labor Relations: Claims and Violations
Schedule 3.25(d)	Labor Relations: Compliance
Schedule 3.27	Brokers
Schedule 3.28	Privacy and Security
Schedule 3.29(a)	Government Contracts
Schedule 3.29(b)	Government Contracts: No Action
Schedule 3.29(c)	Government Contracts: Regulatory Compliance
Schedule 3.29(d)	Government Contracts: No Default
Schedule 3.29(f)	Government Contracts: Audit Reports
Schedule 3.29(g)	Government Contracts: No Loss
Schedule 3.29(i)	Government Contracts: OCI
Schedule 3.29(j)	Government Contracts: Security Clearances
Schedule 3.29(k)	Government Contracts: Security Clearance Compliance
Schedule 3.29(l)	Government Contracts: Small Business Representation
Schedule 3.29(m)	Government Contracts: Backlog
Schedule 3.29(n)	Government Contracts: No Loss
Schedule 3.29(o)	Government Contracts: CAS Compliance
Schedule 3.29(p)	Government Contracts: Final Payments
Schedule 3.30(b)(viii)	Export Control Classifications
Schedule 3.32	Events Subsequent to September 30, 2014
Schedule 3.33	Transaction Payments
Schedule 3.34	Suppliers and Customers
Schedule 3.35	Bank Accounts
Schedule 4.8	Purchaser Foreign Ownership
Schedule 5.2	Negative Covenants
Schedule 5.13	Non-Solicitation of Employees
Schedule 5.14	Seller Release Contract Exceptions
Schedule 5.15	Termination of Affiliate Arrangements
Schedule 5.19	Certain Covenants
Schedule 6.1(d)	Government Consents, Approvals and Waivers
Schedule 7.1(l)	Officer Resignations
Schedule 9.2(a)(iv)	Certain Matters
Schedule Knowledge
Schedule Indebtedness
Schedule Prior Transaction Payments

EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT (this “Agreement”) is entered into as of the 6th day of March, 2015, by and among MAXIMUS Federal Services, Inc., a Virginia corporation (“Purchaser”), those Persons listed as “Sellers” on the signature page hereto (collectively, the “Sellers”), Acentia, LLC, a Maryland limited liability company (the “Company”), SPG Acentia Seller Representative, LLC, a Delaware limited liability company, in its capacity as the representative of the Sellers (the “Seller Representative”) and, solely for the purposes of Section 26, MAXIMUS, Inc., a Virginia corporation (“Guarantor”).

RECITALS

WHEREAS, the Sellers collectively own all of the issued and outstanding Class A Units (the “Class A Units”), of which 135,633.85 units are issued and outstanding, Preferred Units (the “Preferred Units”), of which 10,000 units are issued and outstanding, and Junior Preferred Units (the “Junior Preferred Units”), of which 23,465.68 units are issued and outstanding;

WHEREAS, the Class B Unit Holders own all of the issued and outstanding Class B Units (the “Class B Units”), of which of which 15,213.34 units are issued and outstanding (the Class A Units, Class B Units, Preferred Units, and Junior Preferred Units, collectively, the “Units”);

WHEREAS, simultaneously with the Closing, the Company shall redeem from the Preferred Unit Holders all of the Preferred Units issued and outstanding and from the Junior Preferred Unit Holders all of the Junior Preferred Units issued and outstanding (collectively, the “Redeemed Units”) upon the terms and conditions provided in the Company LLC Agreement;

WHEREAS, Sellers desire to sell and convey all of the issued and outstanding Units other than the Redeemed Units and the Class B Units (the “Acquired Units”) to Purchaser, and Purchaser desires to purchase the Acquired Units from Sellers, upon the terms and conditions set forth in this Agreement; and

WHEREAS, capitalized terms used in this Agreement shall have the meanings specified in Exhibit A hereto.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.                                      PURCHASE PRICE; CLOSING

1.1          Purchase and Sale of Acquired Units; Payment of Closing Purchase Price. At the Closing and upon all of the terms and subject to all of the conditions of this Agreement, Sellers will transfer, assign and convey, and Purchaser will purchase and accept from Sellers, the Acquired Units, free and clear of all Liens.  The aggregate consideration for the Acquired Units shall be the sum of Three Hundred Million Dollars ($300,000,000) (the “Base Purchase Price”), minus:

(a)           the Estimated Indebtedness Amount (including the amount of Prior Transaction Payments), if any:

(b)           the aggregate Redemption Payment Amount;

(c)           the Estimated Company Party Transaction Expenses, if any; and

(d)           the Closing Bonus Payments, if any, plus the amount of the Company’s share of the required withholding Taxes on such Closing Bonus Payments.

Such aggregate consideration as adjusted with respect to Estimated Indebtedness Amount, Estimated Company Party Transaction Expenses and Estimated Net Working Capital pursuant to Section 1.4(a) and reduced by the foregoing clauses (a) through (d) is referred to as the “Closing Purchase Price” and the Closing Purchase Price, as further adjusted pursuant to Section 1.4(b) is referred to as the “Purchase Price.”  The Closing Purchase Price and the Purchase Price shall be allocated to each of the Sellers in accordance with the Consideration Waterfall attached to the Flow of Funds Memorandum.

1.2          Closing Payments.

(a)           At the Closing, in full payment for the Acquired Units, Purchaser will pay to, or on behalf of, the Sellers, by wire transfer of immediately available funds, the Closing Purchase Price, minus (i) the Indemnity Escrow Amount by wire transfer of immediately available funds to an escrow account (the “Indemnity Escrow Account”) to be established by the Purchaser with United Bank, a state banking association (the “Escrow Agent”), to be held by the Escrow Agent pursuant to the terms of an escrow agreement in the form attached hereto as Exhibit B (the “Escrow Agreement”), (ii) the Working Capital Escrow Amount by wire transfer of immediately available funds to an escrow account (the “Working Capital Escrow Account”) to be established by the Purchaser with the Escrow Agent, to be held by the Escrow Agent pursuant to the terms of the Escrow Agreement, (iii) the BCA Earnout Escrow Amount by wire transfer of immediately available funds to an escrow account (the “BCA Earnout Escrow Account”) to be established by the Purchaser with the Escrow Agent, to be held by the Escrow Agent pursuant to the terms of the Escrow Agreement and (iv) the Seller Representative Fund; provided, that, solely with respect to Sellers who are makers of Seller Subscription Note(s), each such Seller’s respective portion of the Seller Subscription Notes Pay-off Amount shall be withheld from such Seller’s portion of the Closing Purchase Price in full repayment of each such Seller’s Seller Subscription Note(s), and the Company shall distribute the Seller Subscription Notes Pay-off Amount to the Sellers in accordance with the Consideration Waterfall.

(b)           At the Closing, Purchaser will pay to the Company (or, in the case of the Estimated Indebtedness Amount or Estimated Company Party Transaction Expenses, such other party as directed by the Company in the Flow of Funds Memorandum), and the Company will pay at Closing: (i) the Estimated Indebtedness Amount as set forth in any payoff letters in respect of such Estimated Indebtedness Amount, if any; (ii) the Redemption Payment Amount to be made to each of the Preferred Unit Holders and the Junior Preferred Unit Holders; (iii) the

amount of the unpaid Estimated Company Party Transaction Expenses, if any; and (iv) the Closing Bonus Payments (together with the Company’s share of required withholding Taxes).

(c)           At the Closing, Purchaser also will pay to (i) the Escrow Agent the Indemnity Escrow Amount, the Working Capital Escrow Amount and the BCA Earnout Escrow Amount, plus any fees due to the Escrow Agent under the Escrow Agreement; it being understood that one-half of any such fees shall be a Company Party Transaction Expense and (ii) the Seller Representative the Seller Representative Fund.

1.3          Flow of Funds Memorandum. Not later than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Purchaser a flow of funds memorandum certified by the Seller Representative and the Chief Financial Officer of the Company containing the Company’s good faith estimate (including all calculations in reasonable detail) of: (a) the Net Working Capital (“Estimated Net Working Capital”), together with an estimated unaudited balance sheet of the Company Parties on a consolidated basis as of the Effective Time (“Estimated Closing Date Balance Sheet”); (b) the Indebtedness Amount (the “Estimated Indebtedness Amount”) together with a listing of the individual accounts, their payees and the amounts due to each in respect thereof and payoff letters from the Company’s lenders with respect to the Indebtedness to be paid at the Closing; (c) the Company Party Transaction Expenses (the “Estimated Company Party Transaction Expenses”) together with a listing of the individual accounts, their payees and amounts due to each in respect thereof; (d) the Redemption Payment Amount due to each Preferred Unit Holder and each Junior Preferred Unit Holder; (e) the amount of the Closing Bonus Payments and each recipient thereof; and (f) based on the foregoing, the amount of the Closing Purchase Price and the allocation of the Closing Purchase Price allocated to the Sellers pursuant to the Consideration Waterfall attached to the statement and prepared in a manner consistent with the Estimated Consideration Waterfall (such statement, the “Flow of Funds Memorandum”).  With respect to the Estimated Net Working Capital, the Flow of Funds Memorandum will be prepared applying the definition of Net Working Capital contained herein. These calculations will be used in connection with the payments described in Section 1.2.  The Flow of Funds Memorandum also will contain wire instructions for all of the foregoing payments (or instructions to pay certain amounts by check).

1.4          Purchase Price Adjustment.

(a)           Preliminary Purchase Price Adjustment.  The Closing Purchase Price will be adjusted by the difference between the Estimated Net Working Capital and Fourteen Million Dollars ($14,000,000) (the “Target Net Working Capital”) as follows: (i) if the Estimated Net Working Capital exceeds the Target Net Working Capital, the Closing Purchase Price will be increased dollar-for-dollar by the amount of such excess; and (ii) if the Estimated Net Working Capital is less than the Target Net Working Capital, the Closing Purchase Price will be decreased dollar-for-dollar by such shortfall.  The Closing Purchase Price will thereafter be subject to further adjustment as provided in Section 1.4(b).

(b)           Final Purchase Price Adjustment.

(i)            Calculation of Adjustment.  The Closing Purchase Price, as adjusted pursuant to Section 1.4(a) shall be recalculated using the Final Net Working Capital, the Final Company Party Transaction Expenses and the Final Indebtedness

Amount (as so finally determined) in lieu of the Estimated Net Working Capital, the Estimated Company Party Transaction Expenses and the Estimated Indebtedness Amount. Any payment owed pursuant to this Section 1.4(b) will be paid within five (5) Business Days after the Final Net Working Capital, Final Company Party Transaction Expenses and Final Indebtedness Amount are agreed to by Seller Representative and Purchaser or are determined by the Neutral Auditor in accordance with Section 1.4(b)(iv).

(1)             If (x) the result of the Closing Purchase Price as so recalculated pursuant to Section 1.4(b) is greater than (y) the Closing Purchase Price set forth on the Flow of Funds Memorandum (such excess of (x) over (y), the “Surplus”), then Purchaser shall pay to the Seller Representative (for distribution to the Sellers in accordance with the Consideration Waterfall) an amount equal to the Surplus and instruct the Escrow Agent to release the Working Capital Escrow Amount to the Seller Representative for further distribution to the Sellers in accordance with the Consideration Waterfall.

           (2)                If (x) the result of the Closing Purchase Price as so recalculated pursuant to Section 1.4(b) is less than (y) the Closing Purchase Price set forth on the Flow of Funds Memorandum (such deficit of (x) relative to (y), the “Deficit”), then the Seller Representative will execute such documentation necessary to instruct the Escrow Agent to pay an amount equal to the Deficit to the Purchaser first from the Working Capital Escrow Account (by execution of joint written instructions, signed by the Purchaser and the Seller Representative, releasing such amount to Purchaser) to an account designated by Purchaser and any shortfall in the Working Capital Escrow Account shall be paid to Purchaser first, from the Indemnity Escrow Account, to the extent of such Indemnity Escrow Amount, and then by each Seller, severally and not jointly, pro rata (calculated based on such Seller’s Indemnity Percentage).  Any remaining funds from the Working Capital Escrow Account after payment to the Purchaser pursuant to this Section 1.4(b) shall be paid to the Seller Representative (for distribution to the Sellers in accordance with the Consideration Waterfall).

(ii)           Preparation of Closing Date Balance Sheet Statement.  As soon as practicable, and in any event within ninety (90) days after the Closing Date, the Purchaser will prepare and deliver to Seller Representative (A) a balance sheet of the Company as of the Effective Time (“Closing Date Balance Sheet”), (B) a statement (the “Closing Date Statement”) setting forth, in reasonable detail, Purchaser’s calculation of (1) the Net Working Capital (the “Proposed Net Working Capital”), (2) the Company Party Transaction Expenses (the “Proposed Final Company Party Transaction Expenses”) and (3) the Indebtedness Amount (the “Proposed Final Indebtedness Amount”).  If the amounts set forth on the Closing Date Statement differ from those set forth on the Flow of Funds Memorandum, then the Closing Date Statement shall include a statement showing (a) the specific line items in the Estimated Net Working Capital, Estimated Company Party Transaction Expenses and Estimated Indebtedness Amount

corresponding to such differences; (b) the amount of each such line-item difference; and (c) in reasonable detail, the factual, contractual or accounting basis for each such difference.  The parties acknowledge that no adjustments may be made to the Target Net Working Capital. With respect to the Proposed Net Working Capital, the Closing Date Statement will be prepared applying the definition of Net Working Capital contained herein.

(iii)          Review and Resolution Period. After receipt of the Closing Date Statement, Seller Representative will have thirty (30) days to review it.  To the extent reasonably required to complete its review of the Closing Date Statement, Seller Representative will have reasonable access during normal business hours to working papers related to the preparation of the Closing Date Statement.  Seller Representative will deliver to Purchaser either (i) a written acknowledgement accepting Purchaser’s calculation of the Proposed Net Working Capital, Proposed Final Company Party Transaction Expenses and the Proposed Final Indebtedness Amount or (ii) a written report setting forth in reasonable detail any proposed adjustments thereto, including in reasonable detail, the actual, contractual or accounting basis for each such disagreement (the “Adjustment Report”) on or prior to the thirtieth (30th) day after receipt of the Closing Date Statement.  If Seller Representative fails to deliver an Adjustment Report in such thirty (30)-day period, such failure shall constitute the Sellers’ acceptance of the Purchaser’s calculation of Proposed Net Working Capital, Proposed Final Company Party Transaction Expenses and Proposed Final Indebtedness Amount and the Seller Representative will have waived its right to contest the Closing Date Statement or any amounts set forth therein.  If Seller Representative delivers an Adjustment Report to the Purchaser in such thirty (30) day period, the parties will, within thirty (30) days following the date of delivery of such Adjustment Report (the “Resolution Period”), attempt to resolve their differences and any written resolution by them as to any disputed amount will be final and binding for all purposes under this Agreement.

(iv)          Dispute Resolution Procedure.  If at the conclusion of the Resolution Period the parties have not reached an agreement on any objections with respect to the Closing Date Statement, then the Purchaser or the Seller Representative may require the other party to resolve such dispute by way of the Dispute Resolution Procedure by providing notice to the other party of such demand. The term “Final Net Working Capital”, “Final Company Party Transaction Expenses” and “Final Indebtedness Amount” will mean the definitive Net Working Capital, Company Party Transaction Expenses and Indebtedness Amount agreed to by Seller Representative and Purchaser in accordance with Section 1.4(b)(iii) or the definitive Net Working Capital, Company Party Transaction Expenses and Indebtedness Amount resulting from the determination made by the Neutral Auditor in accordance with the Dispute Resolution Procedure.

1.5          Form of Payments.  Except as expressly provided herein, all payments under this Agreement will be made by delivery to the recipient by depositing, by wire transfer, the required amount (in immediately available funds in United States currency) in an account of the recipient, which account will be designated by the recipient in writing at least three (3) Business Days prior to the date of the required payment.  Any amounts payable by any party under this Agreement that are not paid on the date when due shall bear interest after such date at a rate per annum equal to the “prime rate” as published in The Wall Street Journal, Eastern Edition on the Closing Date, plus three percent (3%).

1.6          Closing.

(a)           Unless this Agreement is earlier terminated pursuant to Section 8.1, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Holland & Knight LLP in McLean, Virginia on the first date that is (i) on or after the third Business Day following the satisfaction of or waiver of all conditions to the obligations of the parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective parties will take at the Closing itself) and (ii) the earlier of (A) April 1, 2015 and (B) April 15, 2015, that follows such satisfaction or waiver of conditions; provided, that if the Closing has not occurred by April 15, 2015, the Closing shall take place on the first date after April 15, 2015 that is on or after the third Business Day following the satisfaction of or waiver of all conditions to the obligations of the parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective parties will take at Closing itself), or such other date, time and place as the Purchaser and the Seller Representative may agree (the “Closing Date”).  By mutual agreement of the parties, the Closing may take place by conference call and electronic (i.e., email/PDF) or facsimile delivery with exchange of original signatures by overnight mail.  To the extent permitted by Law and GAAP, for Tax and accounting purposes, the parties will treat the Closing as being effective at 11:59 p.m. Eastern Time on the Closing Date (the “Effective Time”).

(b)           At the Closing, (i) the Seller Representative or the Company will deliver to the Purchaser the various certificates, instruments, and documents referred to in Section 7.1 and (ii) the Purchaser will deliver to the Company, the Sellers, the Seller Representative and/or the applicable third parties the various certificates, instruments, and documents referred to in Section 7.2.

1.7          Amounts Withheld.  Purchaser shall be entitled to deduct and withhold or cause to be deducted and withheld from amounts otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payments under any provision of Law.  The Parties shall cooperate in good faith to ascertain prior to Closing whether Tax withholding will be required from any payments due to the Sellers in their capacity as such.  Any amounts so deducted and withheld will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

1.8          Consent of Sellers.  Upon execution of this Agreement, each Seller hereby irrevocably approves and consents to the terms and conditions of this Agreement and transactions contemplated hereby, including the sale and transfer of the Acquired Units to Purchaser and admission of Purchaser as a member of the Company at the Closing, and, effective as of the Closing, waives and releases all rights of first refusal, tag along rights and other rights to acquire or restrict the transfer of, and all Liens and rights to impose Liens on, the Acquired Units, and all rights to object to, restrict, prohibit or delay in any manner whatsoever any of the transactions contemplated by this Agreement and/or any of the terms and conditions hereof. Notwithstanding anything to the contrary in the Company LLC Agreement, effective as of the Closing, the Sellers hereby waive any and all rights to receive any amounts arising from or otherwise related to their ownership of membership interests in the Company in excess of the amounts payable to such holders under this Agreement and the other Transaction Documents, including any dividends payable to such holders pursuant to the terms of the Company LLC Agreement.  Notwithstanding anything to the contrary herein, nothing contained in this Agreement (including this Section 1.8, Section 5.14 and Section 13) shall affect, limit or impair the rights and remedies of any Seller that is a Lender Holder (as such term is defined in the Company LLC Agreement) or any of its Affiliates solely in its capacity as a lender to any Company Party pursuant to any agreement under which a Company Party has borrowed money from any such Lender Holder or any of its Affiliates.

1.9          Prior Transaction Payments. Upon the final determination of all Prior Transaction Payments pursuant to the terms of the applicable agreements, if the amount of Prior Transaction Payments included in the Final Indebtedness Amount is greater than the aggregate amount of the finally determined Prior Transaction Payments then, within five (5) Business Days of such final determination Purchaser shall promptly pay to the Seller Representative for further distribution to the Sellers the amount of any such difference.  Purchaser shall provide the Seller Representative a copy of all written notices delivered by Purchaser or third parties in connection with the calculation and final determination of any Prior Transaction Payment.  Additionally, Purchaser shall provide Seller Representative reasonable access upon reasonable prior notice during normal business hours to working papers related to the calculation and final determination of the Prior Transaction Payments.

1.10        BCA Earnout Escrow Account.

(a)           From and after the Closing, the Company shall in good faith and in accordance with the BCA Purchase Agreement make a final determination of the BCA Earnout, which shall be delivered to the Seller Representative at least ten (10) Business Days prior to the presentation of the final determination to the sellers under the BCA Purchase Agreement (the “Review Period”). During the Review Period, the Company shall consider in good faith any comments from Seller Representative regarding the reasonable correctness of the Company’s calculation of the BCA Earnout. If within the Review Period, the Seller Representative believes in good faith that the Company’s final determination of the BCA Earnout is not reasonably correct, then the Seller Representative may deliver a written objection to the Company’s determination (containing reasonable detail regarding the basis for the Seller Representative’s objection) to the Company. After receipt of a written objection from the Seller Representative, the Company may nevertheless pay the amount of the BCA Earnout (as determined by the Company in its sole and absolute discretion) to the sellers under the BCA Purchase Agreement. If the Seller Representative does not deliver a written objection by the Review Period, then (i) the Company’s calculation of the BCA Earnout shall be deemed final and accepted by the Sellers and (ii) the Seller Representative shall deliver the joint instructions to the Escrow Agent as set forth in Section 1.10(b).

(b)           Following the final determination of the BCA Earnout and the expiration of Review Period, if the Seller Representative has not delivered a written objection in accordance with Section 1.10(a) during the Review Period, the Purchaser and the Seller Representative shall jointly instruct the Escrow Agent to distribute to the Company (for further payment to the sellers under the BCA Purchase Agreement if not already paid by the Company pursuant to Section 1.10(a)), an amount equal to the lesser of (i) the BCA Earnout Escrow

Amount and (ii) the final amount of the BCA Earnout Amount; provided, that if the final amount of the BCA Earnout is less than the amount in the BCA Earnout Escrow Account, the Escrow Agent shall distribute to the Seller Representative for further distribution to the Sellers, in accordance with the Consideration Waterfall, the amount of any such difference.  The BCA Earnout Escrow Amount shall be held in escrow by the Escrow Agent and only distributed pursuant to a joint written instruction by Purchaser and the Seller Representative or a final, non-appealable court order from a court of competent jurisdiction.

2.             REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller separately, and not jointly and severally, hereby represents and warrants to Purchaser the following matters in this Section 2.  These representations and warranties, and the information set forth in the Disclosure Schedules, are made as of the date of this Agreement and as of the Closing, except to the extent that a representation or warranty expressly states that such representation or warranty is made only as of an earlier date or as of the date of this Agreement.

2.1          Organization.  If such Seller is not an individual, such Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, and is qualified or registered to do business in each jurisdiction in which the nature of its business or operations would require such qualification or registration, except where the failure to be so qualified or registered would not reasonably be expected to (a) adversely affect the ability of such Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the other Transaction Documents or (b) adversely affect the ability of the Company to conduct its business.

2.2          Necessary Authority.  Such Seller has full power, authority and legal capacity to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and, subject to the Required Statutory Approvals, to consummate the transactions contemplated hereby and thereby.  This Agreement and the other Transaction Documents to which such Seller is a party have been duly authorized, executed and delivered by such Seller and constitute the legal, valid and binding obligations of such Seller enforceable against such Seller in accordance with its terms and conditions, subject only to applicable bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles. The execution, delivery and performance of this Agreement and the other Transaction Documents to which such Seller is a party, and such Seller’s consummation of the transactions contemplated hereby and thereby, have been duly authorized by all requisite action of such Seller. The individual(s) executing this Agreement and any Transaction Document to which such Seller is a party, has the full right, power and authority to execute and deliver this Agreement and any Transaction Document to which such Seller is a party, and upon execution, no further action will be needed to make this Agreement and any Transaction Document to which such Seller is a party valid and binding upon, and enforceable against, such Seller.

2.3          Title to the Units, Etc.  Such Seller is the record and beneficial owner of, and owns good, valid and marketable title to, the portion of the Acquired Units set forth next to such Seller’s name on Schedule 3.3 free and clear of any and all Liens and upon delivery of such Seller’s Acquired Units to Purchaser on the Closing Date in accordance with this Agreement and upon Purchaser’s payment of the closing payments in accordance with Section 1.2, the entire legal and beneficial interest in the Acquired Units and good, valid and marketable title to such Acquired Units, free and clear of all Liens, will pass to Purchaser. Other than this Agreement, there are no outstanding contracts, commitments, understandings, arrangements or restrictions (other than applicable federal and state securities Laws) to which such Seller is a party or by which such Seller is bound relating to any of such Acquired Units. Such Seller has all requisite power and authority to sell, transfer, assign and deliver the portion of the Acquired Units set forth next to such Seller’s name on Schedule 3.3. Such Seller is not a “foreign person” for purposes of Section 1445 of the Code.

2.4          Brokers.  Except as set forth on Schedule 3.27, no broker, finder or investment banker or other person is directly or indirectly entitled to any brokerage, finder’s or other fee or commission or any similar charge in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of such Seller.

2.5          Insolvency.  Neither such Seller nor such Seller’s Units is the subject of any pending, rendered or, to the Knowledge of such Seller, threatened insolvency proceeding of any character.  Such Seller has not made an assignment for the benefit of creditors or taken any action with a view to or that would constitute a valid basis for the institution of any such insolvency proceedings.  Such Seller is not insolvent and will not become insolvent as a result of entering into this Agreement or any other Transaction Document or performing its obligations hereunder or thereunder.

2.6          Litigation; Compliance with Law.  There is no Claim or Order of any nature, pending, rendered or, to the Knowledge of such Seller, threatened in writing, against such Seller that reasonably would be expected to be materially adverse to such Seller’s ability to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

2.7          No Conflicts.  The execution, delivery and performance by such Seller of this Agreement and the other Transaction Documents to which such Seller is a party, and the consummation of the transactions contemplated herein or therein do not and will not (a) to the extent such Seller is not an individual, violate such Seller’s Charter or Governing Documents or other organizational or constitutional documents of such Seller; (b) require such Seller to obtain the consent or approvals of, or make any filing with, any Person or Governmental Authority, except for the Required Statutory Approvals and consents and approvals already obtained and notices or filings already made pursuant to this Agreement; (c) assuming receipt of Required Statutory Approvals, violate any applicable Law to which such Seller is subject; or (d) constitute or result in the breach of any provision of, or constitute a default under, any material contract to which such Seller is a party or by which any of its material assets are bound.

2.8          No Other Representations and Warranties.  Except for the representations and warranties made by such Seller and contained in this Agreement (including the Disclosure Schedules hereto) and the other Transaction Documents signed by such Seller (in the capacity of Seller), no Seller makes any express or implied representation or warranty.

3.                                      REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser the matters set forth in this Section 3.  These representations and warranties, and the information set forth in the Disclosure Schedules, are made as of the date of this Agreement and as of the Closing (taking into account any and all supplements to the Disclosure Schedules pursuant to Section 5.3), except to the extent that a representation or warranty expressly states that such representation or warranty is made only as of an earlier date or as of the date of this Agreement.

3.1          Organization.

(a)           The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Maryland, and is qualified or registered to do business and in good standing in each jurisdiction in which the nature of its business or operations would require such qualification or registration, except where the failure to be so registered or qualified would not reasonably be expected to cause a Material Adverse Effect. The address of the Company’s principal office and all of the Company’s additional office locations are listed on Schedule 3.1(a). The Company is qualified or registered to do business in each jurisdiction listed on Schedule 3.1(a). Except as set forth on Schedule 3.1(a), since January 1, 2010, the Company has not been known by or used any corporate, fictitious or other name in the conduct of the Company’s business. Schedule 3.1(a) lists all current directors/managers and corporate officers of the Company, showing each such person’s name and position(s).

(b)           Each of the Subsidiaries is duly organized, validly existing and in good standing and is qualified or registered to do business in each jurisdiction in which the nature of its business or operations would require such qualification or registration, except where the failure to be registered or qualified would not reasonably be expected to cause a Material Adverse Effect. The address of each Subsidiary’s principal office and all of such Subsidiary’s additional office locations are listed on Schedule 3.1(b). Schedule 3.1(b) lists each jurisdiction, by Subsidiary, where such Subsidiary is qualified or registered to do business. Schedule 3.1(b) lists all current directors/managers and corporate officers of each Subsidiary, showing each such person’s name and position(s).

3.2          Authorization; Corporate Documentation.

(a)           The Company has the requisite limited liability company or other power and authority to conduct its business as it is currently being conducted, to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and, subject to the Required Statutory Approvals, to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement and such other Transaction Documents by the Company and the Company’s consummation of the transactions contemplated hereby and thereby, have been duly authorized by all requisite limited liability company or other similar action of the Company.

(b)           The copies of the Company’s Charter and the Governing Documents (copies of which have been delivered to the Purchaser) are true, complete and correct copies of such Charter and Governing Documents, as amended through and in effect on the date hereof and as of the Closing Date.

(c)           The copies of each of the Subsidiaries’ Charter and the Governing Documents (copies of which have been delivered to the Purchaser) are true, complete and correct copies of such Charter and Governing Documents, as amended through and in effect on the date hereof and as of the Closing Date.

(d)           The minute books and records of the proceedings of each of the Company Parties, copies of which have been delivered to the Purchaser, contain complete records of all material actions since the acquisition of each such Company Party taken at any meeting of such Company Party’s equity holders, Board of Directors or any committee thereof and all material written consents in lieu of such meetings, and are true, correct and complete all material respects.

3.3          Capitalization.

(a)           The authorized equity securities of the Company consist of the Units issued under and in accordance with the Company’s Governing Documents. The owners of the Units (including the Acquired Units, Class B Units and the Redeemed Units) are set forth on Schedule 3.3, which sets forth the name of such equityholder and the number of Units owned by such equityholder (and with respect to Class B Units, the amount of unvested and vested Class B Units).  The Units set forth on Schedule 3.3(a) constitute all outstanding equity securities of the Company, all of which are owned by the equityholders identified on such Schedule 3.3(a) and there are no other outstanding equity interests in the Company.  All of the Units are uncertificated.  The unit ledger of the Company is complete and reflects all issuances, transfers, repurchases and cancellations of equity securities of the Company since June 30, 2009.  All such Units (i) have been duly and validly issued; (ii) are fully paid and nonassessable; and (iii) were not issued in violation of any preemptive rights or rights of first refusal or first offer or other similar rights.  All of the issued and outstanding Units and all of the other securities issued by the Company were granted, offered, sold and issued in compliance, in all material respects, with all applicable state and federal securities Laws.  Except as set forth on Schedule 3.3(a), there are no outstanding or authorized Convertible Securities, equity appreciation, phantom equity or similar rights with respect to the Company.  Schedule 3.3(a) includes a true and accurate list of the UAR Holders and the outstanding Incentive Units held by such UAR Holder as of the date hereof. Effective upon the Closing, all Incentive Units shall be cancelled and the Company shall have no Liability in connection with such Incentive Units.   Except as set forth on Schedule 3.3(a), there are no voting trusts, proxies, stockholder agreements or any other agreements or understandings with respect to Company securities.  Except as set forth on Schedule 3.3(a), there are no preemptive rights or rights of first refusal or first offer or other similar rights, nor are there any Contracts to which any Company Party is a party or by which any Company Party is bound relating to any of the Units or any other equity securities of the Company (except for the Management Plan) to the extent permitted by applicable Law, the Sellers and the Company have waived (or hereby waive) any and all such rights. Effective as of the Closing, the Class B Holders and the UAR Holders are not entitled to receive any amounts arising from or otherwise related to their ownership of Class B Units or Incentive Units, respectively.

(b)           The Company owns, directly or indirectly, all of the issued and outstanding equity interests of each of the Subsidiaries as set forth on Schedule 3.3(b). For each Subsidiary, Schedule 3.3(b) sets forth (x) the nature of the equity interest held by the Company; (y) the holders of equity interests of such Subsidiary, other than the Company and (z) the number, class and series of such equity interests that are outstanding (each such equity interest held by the Company whether directly or indirectly, a “Subsidiary Equity Interest” and collectively, the “Subsidiary Equity Interests”). All such Subsidiary Equity Interests (i) have been duly and validly issued; (ii) are fully paid and nonassessable; and (iii) were not issued in violation of any preemptive rights or rights of first refusal or first offer or other similar rights.  The Subsidiary Equity Interests and all of the other securities issued by the Subsidiaries were granted, offered, sold and issued in compliance, in all material respects, with all applicable state and federal securities Laws.  Except as set forth on Schedule 3.3(b), (i) there are no outstanding or authorized Convertible Securities, equity appreciation, phantom equity or similar rights with respect to the Subsidiaries, (ii) there are no voting trusts, proxies, stockholder agreements or any other agreements or understandings with respect to Subsidiaries’ securities and (iii) there are no preemptive rights or rights of first refusal or first offer, nor are there any Contracts to which any Subsidiary is a party or by which any Subsidiary is bound relating to the Subsidiary Equity Interests or any other equity securities of the Subsidiaries, whether or not such equity securities are outstanding; to the extent permitted by applicable Law, the Company has waived (or hereby waives) any and all such rights.

(c)           Except as set forth on Schedule 3.3(c)(i), there are no declared, accrued but unpaid dividends with respect to any equity securities of any Company Party.  Except as set forth on Schedule 3.3(c)(ii), there are no obligations, contingent or otherwise, of any Company Party to (i) repurchase, redeem or otherwise acquire any equity interest in such Company Party or (ii) provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise) any Person.  Except as set forth on Schedule 3.3(c)(iii), there are no bonds, debentures, notes or other Indebtedness of any Company Party having the right to vote or consent (or, convertible into, or exchangeable for, securities having the right to vote or consent) on any matters reserved by applicable Law for approval by equityholders or by such Company Party’s Charter or Governing Documents.  Except as set forth on Schedule 3.3(c)(iv), there are no (A) voting trusts, irrevocable proxies or other Contracts to which a Company Party or, to the Knowledge of the Company, any Seller is a party or is bound with respect to the voting or consent of any equity interest in any Company Party and (B) agreements to which any Company Party is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag along” rights) of the equity interests of such Company Party or to any Contract that requires such Company Party to provide material funds to, or make any material investment in (in the form of a loan capital contribution or otherwise) any Person.

3.4          Binding Agreement.  This Agreement has been duly executed by the Company and delivered to the other parties hereto, and constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.  Upon execution and delivery at the Closing by the Company, each other Transaction Document to which the Company is, or is specified to be, a party, will be duly and validly executed by the Company, and delivered to the Purchaser on the Closing Date, and will constitute (assuming, in each case, the due authorization, execution and delivery by each other party thereto) the Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.

3.5          No Breach.  Except as set forth on Schedule 3.5, the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby by the Company do not and will not (a) violate or conflict with the Charter or Governing Documents of any of the Company Parties; (b) violate or conflict in any material respect with any law, statute, rule, regulation, ordinance, code, common law, directive, writ, injunction, settlement, permit, license, decree or other Order of any Governmental Authority (collectively, “Laws”) to which any Company Party or the Units is subject; (c) with or without giving notice or the lapse of time or both, breach or conflict in any material respect with, constitute or create a material default under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any material Contract to which any Company Party is a party or by which any Company Party or Seller may be bound; (d) result in the imposition of a Lien on any Company Party, any of the equity or Assets of the Company Party, except for Permitted Liens, or a Lien on the Units; or (e) except for the Required Statutory Approvals, and assuming the accuracy of Purchaser’s representations in Section 4.8, require any filing with, or Permit, consent or approval of, or the giving of any notice to, any Governmental Authority or other Person.

3.6          Permits.  The Company Parties possess all material Permits required to own the Assets and conduct the business of the respective Company Party as now being conducted. All such material Permits of the Company Parties are listed on Schedule 3.6 and are valid and in full force and effect and the Company Parties are in compliance, in all material respects, with the terms and conditions of such Permits. No loss, revocation, cancellation, suspension, termination or expiration of any material Permit is pending or, to the Company’s Knowledge, threatened other than expiration or termination in accordance with the terms thereof, which terms do not expire as a result of the consummation of the transactions contemplated hereby. No Company Party has received any written notice or, to the Company’s Knowledge, any other communication from any Governmental Authority of any actual or alleged violation or non-compliance regarding any such material Permit.

3.7          Compliance With Laws.  Except as set forth on Schedule 3.7, each Company Party is, and since June 30, 2009 has been, in material compliance with all Laws (other than Laws relating to Taxes, Benefit Plans and ERISA, Environmental Laws, Privacy and Security Laws, Government Contracts, International Trade Laws and Regulations and Foreign Corrupt Practices Act which are referenced in Sections 3.16, 3.18, 3.20, 3.28, 3.29, 3.30 and 3.31) applicable to the Company Party, the business of any Company Party, the Units or Assets of the Company Party.  Since June 30, 2009, no Company Party has received any written notice or, to the Company’s Knowledge, oral notice, of any material actual or alleged violation or material non-compliance with applicable Laws.

3.8          Title to Assets.

(a)           Except as set forth on Schedule 3.8(a), the Company Parties have good and marketable title to all of the Assets owned by such Company Party (excluding Intellectual Property which is addressed in Section 3.11 hereof), free and clear of all Liens, other than Permitted Liens.

(b)           Except for any assets of a Governmental Authority used by personnel of the Company Parties, in accordance with the terms of any applicable Current Government Contract, the Assets constitute all of the assets, rights and properties that are currently used in the operation of the business of the Company Parties, and taken together, constitute all of the assets, properties, rights and privileges which are necessary to conduct the operation of such Company Party’s business as currently conducted.  Immediately following the Closing, all of the Assets will be owned, leased or available for use by such Company Party on terms and conditions substantially identical to those under which, immediately prior to the Closing, the applicable Company Party owns, leases, uses or holds available for use such Assets.

3.9          Condition of Personal Property.  Except as set forth in Schedule 3.9, all items of Personal Property with a value greater than $5,000 individually used in the operation of the business of any Company Party are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items) and are suitable for their intended use in such Company Party’s business. The operation of each Company Party’s business as it is now conducted is not dependent upon the right to use any material personal property of Persons other than the Company Parties, except for such Personal Property that is owned by, leased, licensed or otherwise contracted to a Company Party, including such Personal Property that is owned by a Governmental Authority and used by personnel of the Company Parties, in each case, in accordance with the terms of any applicable Current Government Contract.

3.10        Accounts Receivable; Accounts Payable.

(a)           All accounts receivable of the Company Parties whether shown on the balance sheets included in the Financial Statements or accrued thereafter: (i) arose from sales actually made or services actually performed in the Ordinary Course of Business, (ii) are valid receivables net of reserves shown thereon, (iii) are not subject to any valid setoffs or counterclaims and (iv) have been collected or are fully collectible when due according to their terms in amounts not less than the aggregate amounts thereof carried on the books of such Company Party (net of reserves), assuming reasonable collection efforts (consistent with the Company Party’s collection efforts prior to the Closing) by the Company Parties following the Closing.  All billed and unbilled accounts receivable of the Company Parties as of January 31, 2015 are set forth on Schedule 3.10(a).

(b)           Except as set forth on Schedule 3.10(b), all accounts payable and notes payable of the Company Parties whether shown on the balance sheets included in the Financial Statements or accrued thereafter (i) are the result of bona fide transactions in the Ordinary Course of Business and (ii) have been paid or are not yet due and payable as of the date hereof.

3.11        Intellectual Property.

(a)           Schedule 3.11(a) sets forth (i) all registered Copyrights, registered Trademarks, Patents, and all applications to register any of the foregoing as well as all material unregistered Trademarks, in each case owned by, assigned to or filed in the name of any Company Party specifying as to each item, as applicable: (A) the nature of the item, including the title of the item; (B) the owner of the item; (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed; and (D) the issuance, registration or application numbers and dates, and (ii) all IP Licenses other than licenses for commercial off-the-shelf software with a license fee of $50,000 or less, and licenses to use government furnished materials under the Government Contracts, which are not required to be listed, although such licenses are “IP Licenses” as that term is used herein, and for each such IP License, lists: (A) the applicable Intellectual Property licensed, sublicensed or used and (B) any continuing royalty or continuing license fees required to be paid by the Company.  The Company IP and IP Licenses are in all material respects sufficient to operate the business of the Company Parties as currently conducted.

(b)           Except as set forth on Schedule 3.11(b), the Company Parties exclusively own, free and clear of all Liens (other than non-exclusive license rights granted in the Ordinary Course of Business and Permitted Liens) and have valid and enforceable rights in the Company IP.  Except as set forth on Schedule 3.11(b), Company IP, which has been registered by the Company, or for which applications to register such Company IP are pending, is subsisting, enforceable, has not been abandoned in whole or in part and is not subject to any outstanding order, judgment or decree in a proceeding in which the Company is or was a party restricting its use or adversely affecting the Company Party’s rights thereto.  To the Knowledge of the Company, the Company Parties have valid and enforceable licenses to use all Intellectual Property owned by third parties that is subject to the IP Licenses.  Each Company Party has substantially performed all obligations imposed on it in the IP Licenses, has made all payments thereunder required to date, and is not, nor to the Company’s Knowledge is another party thereto, in material breach or material default thereunder, nor to the Company’s Knowledge has any event occurred that with notice or lapse of time or both would constitute a material default thereunder.

(c)           Except as set forth on Schedule 3.11(c), (i) there are no pending or threatened in writing Claims alleging infringement, dilution, misappropriation, or other unauthorized use (A) by any Company Party of any Intellectual Property of any other Person or (B) by any other Person of any Company IP; (ii) no Company Party has received any written complaint or notice of any Claim involving matters of the types contemplated by Section 3.11(c)(i) herein; and (iii) there are no pending or threatened in writing Claims challenging the validity or enforceability of any Company IP (other than “office actions” issued by the United States Patent and Trademark Office in the course of prosecution of pending patent and trademark applications).  To the Company’s Knowledge, the conduct of the Company’s business does not, and has not in the past, infringed or violated any intellectual property, publicity, privacy or other similar rights of any third party.  None of the Company IP or any products sold or licensed by any Company Party infringe upon or otherwise violate any intellectual property rights of any third party.

(d)           Except as set forth in Schedule 3.11(d), to the Company’s Knowledge, no Open Source Software was or is used in, incorporated into, integrated, or bundled by any Company Party with any Software distributed by such Company Party in a manner (i) that would require any portion of the Company IP (A) to be disclosed or distributed to any third party, (ii) to be disclosed or distributed in source code form, (B) to be licensed to any third party, including for the purpose of making modifications or derivative works, or (C) to be redistributable at no charge; or (ii) which would otherwise impose any other material limitation, restriction, or condition on the right or ability of any Company Party to use or distribute any Company IP.

(e)           The Company has taken commercially reasonable actions to protect any Company IP that is a Trade Secret from unauthorized use or disclosure, and to maintain such Trade Secrets in confidence. Except as set forth on Schedule 3.11(e), to the Company’s Knowledge, no Company IP that is a Trade Secret has been disclosed by any Company Party to or accessed by any Person other than employees, consultants or contractors of a Company Party who had a need to know and used such Company IP in the ordinary course of employment or contract performance.  Except as set forth on Schedule 3.11(e), to the Company’s Knowledge, no employee of the Company has transferred or disclosed any Intellectual Property or confidential or proprietary information to the Company or to any third party or used any Intellectual Property in violation of any law or any term of any employment agreement, Patent or invention disclosure agreement or other Contract relating to the relationship of such employee with the Company or any prior employer.

(f)            Except as set forth on Schedule 3.11(f), since 2010, each person employed or engaged as an employee, officer, director, consultant and any other Person, in each case, who developed on behalf of a Company Party any part of any material Intellectual Property owned or purported to be owned by the Company, which is sold or licensed by the Company as a commercial item, (i) is or was a party to a valid and enforceable (except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles) written agreement that conveys or conveyed to such Company Party all such Person’s right, title and interest in and to all Intellectual Property developed by such Person in the scope of such Person’s employment with or engagement on behalf of the Company Party or (ii) is or was employed to develop Intellectual Property which under U.S. Copyright Law is a work made for hire, the copyright of which is owned by the Company.

(g)           The execution by the Company of this Agreement or the consummation of the transactions contemplated hereby will not result in the loss or impairment of the rights of any Company Party with respect to any of the Company IP or violate any Company Party privacy policy, and except as set forth in Schedule 3.11(g), no consent or approval under any IP License is required as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder.

(h)           Except as set forth on Schedule 3.11(h), there have been no unauthorized intrusions or breaches of security relating to, or any unauthorized access or use of, any information technology systems, data, Confidential Information or Software in the possession or control of any Company Party, and, to the Company’s Knowledge, there have been no unauthorized intrusions or breaches of security relating to, or any unauthorized access or use of, any data, Confidential Information or Software of any Company Party in the possession or control of any third Person.  The information technology systems of the Company Parties operate and perform in all material respects as required to conduct the business of the Company Parties as currently conducted.  The Company maintains policies and procedures regarding data security, disaster recovery and privacy that are in compliance with all of the Company’s obligations under its Contracts and under all applicable Laws.

(i)            Except as set forth on Schedule 3.11(i), no Company IP which is or was sold or licensed as a commercial item by the Company was either (i) conceived or first reduced to practice by or on behalf of any Company Party in performance of a Government Contract or (ii) was developed either exclusively or partially with funds (directly or indirectly) from the U.S. Government.

3.12        Contracts.

(a)           Schedule 3.12(a) (which lists Contracts by each applicable subsection referenced below in this Section 3.12(a)) contains a complete, current and correct list of all of the following Contracts (collectively the “Scheduled Contracts”) to which any Company Party is a party or by which any of its respective properties or Assets are bound (provided, that for this Section 3.12, the term Contracts shall not include Leases, Government Contracts, Government Bids, or IP Licenses, so long as such Contracts are disclosed on Schedule 3.21(a), Schedule 3.29(a), or Schedule 3.11(a), respectively, if required to be disclosed thereon and, provided, further, that, (i) Contracts which are confidentiality, non-competition, non-solicitation, non-disclosure, or intellectual property assignment agreements with employees of a Company Party entered into in the Ordinary Course of Business need not be listed on Schedule 3.12(a)(ii) and (ii) Contracts which are non-disclosure agreements with third parties which are entered into in the Ordinary Course of Business need not be listed on Schedule 3.12(a)(vii), but such Contracts shall remain within the definition of “Scheduled Contracts” for all other purposes of this Agreement):

(i)            any Contract or group of related Contracts which involve expenditures or receipts by any Company Party (other than Contracts or a group of related Contracts which do not require payments or yield receipts of more than Two Hundred Thousand Dollars ($200,000) in any twelve (12) month period);

(ii)           any Contract with any of the officers, directors/managers, employees, consultants or Affiliates of a Company Party not otherwise listed on another Schedule hereto, including all employment, independent contractor, consulting, retention, change in control, “stay-pay,” non-competition, non-solicitation, non-disclosure, or other restrictive covenant, severance, and indemnification agreements;

(iii)          any collective bargaining agreement or other Contract with a union, labor organization, works council, or other individual or group representing any employees of any Company Party;

(iv)          any power of attorney;

(v)           any partnership, joint venture, profit-sharing or similar agreement entered into with any Person;

(vi)          any loan agreement, agreement of Indebtedness, credit, note, security agreement, guarantee, mortgage, indenture or other document relating to the borrowing of money or extension of credit;

(vii)         any Contract containing any material limitation on the freedom of any Company Party to engage in any line of business or compete with any Person or to operate at any location in the world, including non-competition, non-solicitation and standstill obligations, exclusivity rights and “most favored nation” provisions;

(viii)        with respect to each Company Party, any Contract entered into on or after the later of (i) June 30, 2009, and (ii) the date of the definitive acquisition agreement in connection with the Company’s direct or indirect acquisition of such Company Party relating to (A) the disposition, other than in the Ordinary Course of Business, of the assets, or other business operations of, or any interest in, any Company Party, (B) the acquisition of any Company Party, (C) the acquisition or disposition other than in the Ordinary Course of Business of the assets, the equity or other business operations of, or any interest in, any business of another Person, (D) any Contract relating to any merger, consolidation or other business combination with any other Person;

(ix)          any material settlement agreement involving Claims by or against the Company Parties entered into or under which any Company Party has outstanding obligations;

(x)           any Contract entered into outside the Ordinary Course of Business, involving payment or obligations of in excess of Two Hundred Thousand Dollars ($200,000), not otherwise described in this Section 3.12(a);

(xi)          any Contract granting any Person a Lien on the Acquired Units or a Lien (other than a Permitted Lien) on all or any material part of any assets of any Company Party; and

(xii)         any Contract material to the operation of any Company Party in which any party has notified a Company Party, whether orally or in writing, that it intends to terminate or seek to modify the terms and conditions thereof.

(b)           All of the Company Parties’ oral Contracts that are responsive to the categories listed above are identified in the Disclosure Schedules. All of the revenue received by the Company Parties since January 1, 2012 was received pursuant to written Contracts. True and correct copies of all written Contracts and summaries of the material terms of all oral Contracts listed in Schedule 3.12(a) have been made available to the Purchaser. Each Company Party, in all material respects, has all Contracts it needs to carry on such Company Party’s business as now being conducted. All of the Scheduled Contracts are in full force and effect, and are valid, binding, and enforceable in accordance with their terms, except to the extent that the enforceability thereof may be affected by bankruptcy, insolvency, or similar Laws affecting creditors’ rights generally or by court-applied equitable principles.  There exists no material breach, default or violation on the part of any Company Party or, to the Knowledge of the Company, on the part of any other party to any such Scheduled Contract nor has any Company Party received written notice of any such breach, default or violation.  Except as expressly identified on Schedule 3.5, (a) the consummation of the transactions contemplated by this Agreement will not affect the validity, enforceability of the Scheduled Contracts, and (b) to the Knowledge of the Company, no event has occurred which either entitles, or would, with notice or lapse of time or both, entitle any party to any Scheduled Contract (other than a Company Party) to declare a breach, default or violation under any such Scheduled Contract or to accelerate, or which does accelerate, the maturity of any Indebtedness of the Company under any such Scheduled Contract.

3.13        Litigation.  Except as set forth on Schedule 3.13, (a) there is no Claim, Order or settlement, or, to the Company’s Knowledge, investigation of any nature pending, or initiated since January 1, 2011, or, to the Company’s Knowledge, threatened in writing against any Company Party (or, to the Knowledge of the Company, pending or threatened against any of the officers, directors or employees of any Company Party with respect to their business activities on behalf of any such Company Party (other than routine wage garnishment actions with respect to employees of the Company Parties in the Ordinary Course of Business)) or to which any Company Party is otherwise a party, including Claims relating to this Agreement, before any Governmental Authority and (b) there are no Orders outstanding against any Company Party, and no Company Party is in material violation or material breach of any Order. To the Knowledge of the Company, no event has occurred or circumstance exists that is reasonably likely to give rise to, or serve as a basis for, the commencement of any Claim against any Company Party.  Except as set forth on Schedule 3.13, no Company Party is engaged in any legal action to recover monies due it or for damages sustained by it.  The Company has made available to the Purchaser copies of all pleadings, correspondence and other documents relating to each active Claim listed on Schedule 3.13.

3.14        Financial Statements; Controls.  Attached to Schedule 3.14 are true, correct and complete copies of (a) the balance sheet, statement of income and statement of retained earnings and cash flows of the Company Parties (solely to the extent such Company Party was a Subsidiary as of dates set forth in this subsection (a)) on a consolidated basis as of and for the fiscal years ended December 31, 2011, December 31, 2012 and December 31, 2013 (including any related notes and schedules), as audited by the Company’s independent accounting firm, (b) the unaudited balance sheet as of September 30, 2014 and the statement of income and retained earnings of the Company Parties (solely to the extent such Company Party was a Subsidiary as of the date set forth in this subsection (b)) for the nine (9)-month period then ended, and (c) the unaudited balance sheet as of December 31, 2014 and the statement of income and retained earnings for the twelve (12) month period then ended (the financial statements described in clauses (a), (b), and (c), together with the financial statements delivered pursuant to Section 5.17(b) to the extent provided in Section 5.17(c), collectively, the “Financial Statements”).  The Financial Statements were prepared in accordance with the books and records of the Company Parties in all material respects.  The Financial Statements present fairly in all material respects the financial condition, the results of operations and the cash flows of the Company Parties as of the respective dates thereof.  Except as set forth on Schedule 3.14, the Financial Statements have been prepared in accordance with GAAP, consistently applied through and among the periods indicated (provided, that the interim statements are subject to year-end adjustments in accordance with the Company Parties’ Ordinary Course of Business and do not contain footnotes required by GAAP).  There have been no off-balance sheet arrangements by any Company Party.  The Company Parties maintain a system of internal accounting established and administered in accordance with GAAP.  The Company Parties maintain materially accurate books and records reflecting their assets and liabilities and maintain internal accounting controls sufficient to provide reasonable assurance (consistent with that of similarly situated corporate entities) that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP (subject in the case of unaudited financial statements to the absence of footnote disclosures and other presentation items and changes resulting from year-end adjustments) and to maintain asset accountability, (iii) access to assets of the Company Parties is permitted only in accordance with management’s general or specific authorization, (iv) the reporting of assets of the Company Parties is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables are periodically verified for actual amounts and recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis.

3.15        Liabilities.  The Company Parties have no Claims, liabilities, Indebtedness, obligations or commitments of any nature (whether absolute, accrued, contingent or otherwise whether known or unknown, matured or unmatured and whether due or to become due) (each a “Liability” and collectively, the “Liabilities”), except (a) Liabilities that are accrued and reflected on the Financial Statements; (b) Liabilities that are listed on Schedule 3.15; (c) Liabilities that have arisen in the Ordinary Course of Business since December 31, 2014 and have not had and would not reasonably be expected to have a Material Adverse Effect; and (d) obligations to perform after the date hereof any Contracts disclosed on Schedule 3.11(a), Schedule 3.12, Schedule 3.21(a), or Schedule 3.29(a) or which are not required to be disclosed on such schedules because they do not meet the disclosure thresholds thereunder.  Schedule 3.15 lists all Prior Transaction Payments payable or which may become payable by a Company Party.

3.16        Tax Matters.   Except as set forth in Schedule 3.16 (and identifying in such schedule the corresponding subsection set forth below to which such disclosure pertains):

(a)           All Tax Returns required to have been filed by each of the Company Parties have been properly prepared and timely filed. All such Tax Returns are true, correct and complete in all material respects.  Each of the Company Parties has fully and timely paid (or caused to be fully and timely paid) all Taxes payable by it whether or not shown on any Tax Return.  No Claim has been made in writing by an authority in a jurisdiction where any of the Company Parties does not file Tax Returns that such Company Party is or may be subject to taxation by that jurisdiction, or is or may be required to file Tax Returns in that jurisdiction.  The unpaid Taxes of the Company Parties did not, as of the date of the most recent balance sheet included in the Financial Statements, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such balance sheet and, on the Closing Date, will not exceed such reserve as adjusted for operations and transactions through the Closing Date in accordance with the past practices and customs of the Company Parties in filing their Tax Returns.

(b)           The Company has delivered to Purchaser true, correct and complete copies of (i) all income Tax Returns (and all other Tax Returns reasonably requested by Purchaser) filed by the Company since January 1, 2010, and all examination reports and statements of deficiencies issued by any Taxing Authority with respect to the Company since January 1, 2010 and (ii) with respect to each Company Party (other than the Company), all income Tax Returns (and all other Tax Returns reasonably requested by Purchaser) filed by each Company Party, and all examination reports and statements of deficiencies issued by any Taxing Authority with respect to such Company Party, in either case since the later of (x) January 1, 2010, or (y) the date of the direct or indirect acquisition of such Company Party by the Company.

(c)           Each of the Company Parties has made all required estimated Tax payments sufficient to avoid any underpayment penalties with respect to Taxes required to be paid by it.

(d)           None of the Sellers is a “foreign person” within the meaning of Section 1445 of the Code.

(e)           None of the Company Parties is now or has at any time been a member of any Affiliated Group (other than an Affiliated Group consisting solely of Company Parties) required to join in the filing of consolidated federal income Tax Returns, or otherwise join in the filing of other Tax Returns on a consolidated, combined or unitary group basis, other than a group consisting solely of Company Parties.

(f)            None of the Company Parties is a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar Contract, other than agreements contained in leases or loan agreements or other agreements entered into in the Ordinary Course of Business, the primary purpose of which is not the sharing of Taxes (collectively, “Tax Sharing Agreements”), and none of the Company Parties has, by contract, operation of Law or otherwise, any liability for the Taxes of any Person as a transferee or successor.

(g)           There are no outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any Claim for, or the period for the collection or assessment of, Taxes due from or payable by, or with respect to, any of the Company Parties for any taxable period, and no written request for any such waiver or extension is currently pending.

(h)           No closing agreement pursuant to Section 7121 of the Code or any similar provision of any state, local or foreign Law has been entered into by or on behalf of any of the Company Parties which would have binding effect on such Company Party for any taxable year ending after the Closing Date.

(i)            (i) No Tax audit or other Tax proceeding by any Governmental Authority is pending or threatened in writing with respect to any Company Party, (ii) no Company Party has received any written notification that such an audit or proceeding may be commenced, and (iii) to the Company’s Knowledge, there is no threatened proceeding referred to in (i) or (ii) above based upon personal contact of any agent of a Taxing Authority with any employee or representative of any of the Company Parties, and (iv) all deficiencies for Taxes asserted or assessed against any Company Party (if any) have been fully and timely paid, or otherwise settled with the relevant Taxing Authority, or are properly reflected in the Financial Statements.

(j)            Each of the Company Parties has not made a change in method of accounting and has not agreed to and is not required to make a change in method of accounting in its Tax Returns that would require such Company Party to make any adjustment to its computation of income pursuant to Section 481(a) of the Code (or any predecessor provision) following the Closing, there is no application pending with any Taxing Authority requesting permission for any such change in any accounting method of any Company Party and no

Governmental Authority has proposed in writing any such adjustment or change in accounting method and, to the Company’s Knowledge, there has been no such oral proposal based upon personal contact of any agent of a Governmental Authority with any employee or representative of any of the Company Parties.  No Company Party uses the cash method of accounting for income Tax purposes.

(k)           Each Company Party has withheld from its employees, independent contractors, creditors, equity holders and third parties and timely paid to the appropriate Taxing Authority proper and accurate amounts in all respects required to have been withheld or paid over for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable Laws and has complied in all material respects with all Tax information reporting provisions of all applicable Laws. No Company Party has received any written notice that it is in violation (or with notice will be in violation) of any applicable Law relating to the payment or withholding of Taxes.

(l)            No Company Party that is classified as a corporation for federal income Tax purposes is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m)          There are no Liens for Taxes upon the Assets, except for statutory Liens for current Taxes not yet due.

(n)           No Company Party has entered into a transaction that is currently being accounted for under the installment method of Section 453 of the Code or similar provision of state, local or foreign Law, nor has any Company Party made an election under Section 108(i) of the Code which will result in the inclusion of any amounts in its taxable income following the Closing Date.  No Company Party will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period beginning on or after the Closing Date as a result of an open transaction disposition made on or prior to the Closing Date or prepaid amount received on or prior to the Closing Date.

(o)           No property owned by the Company Parties: (i) is property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) constitutes “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or (iii) is “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code.

(p)           Any adjustment of Taxes or taxable income of any of the Company Parties made by a Taxing Authority, which is required to be reported to another Taxing Authority, has been so reported.

(q)           Since December 31, 2014, none of the Company Parties has incurred any Liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the Ordinary Course of Business.

(r)            Any and all material transactions between or among any of the Company Parties and Affiliates of any of the Company Parties have occurred on arm’s-length terms, and the Company Parties have complied in all material respects with all Tax-related requirements that the arm’s-length nature of the terms of such transactions be documented.  Such transactions have been properly taken into account and reported in the Tax Returns of the Company Parties.

(s)            No Company Party that is classified as a corporation for federal income Tax purposes has, since January 1, 2013, distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(t)            None of the Company Parties has: (i) consummated or participated in, and is not currently participating in, any transaction which was or is a “Tax shelter” transaction as defined in Sections 6662, 6011, 6111 or 6112 of the Code, applicable United States Treasury Regulations or other published guidance from the IRS or (ii) engaged in any transaction that could give rise to (1) a registration obligation with respect to any Person under Section 6111 of the Code or the regulations thereunder, (2) a list maintenance obligation with respect to any Person under Section 6112 of the Code or the regulations thereunder, or (3) a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder.

(u)           Each of the Company Parties has collected all sales, use and value added Taxes required to be collected by it, and has remitted on a timely basis to the appropriate Taxing Authorities all sales, use and value added Taxes required to be paid by it, or has been furnished properly completed exemption certificates.

(v)           Schedule 3.16(v) sets forth fully and accurately the current classification for federal income Tax purposes of each Company Party (as a corporation, partnership or disregarded entity), and the dates and nature of any changes in such tax classification since the later of (i) June 30, 2009 or (ii) the date of the direct or indirect acquisition of such Company Party by the Company.

3.17        Insolvency Proceedings.  No Company Party, nor any Acquired Unit or the Assets is the subject of any pending, rendered or, to the Knowledge of the Company, threatened insolvency proceedings of any character.  No Company Party has made an assignment for the benefit of creditors or taken any action with a view to or that would constitute a valid basis for the institution of any such insolvency proceedings.  No Company Party is insolvent or will become insolvent as a result of the Company entering into this Agreement or performing its obligations hereunder or under any other Transaction Document.

3.18        Employee Benefit Plans; ERISA.

(a)           Schedule 3.18(a) contains a true and complete list of all employee benefit plans (within the meaning of Section 3(3) of ERISA) and any deferred compensation arrangements, supplemental retirement, bonus compensation plans or policies, severance pay, disability, vacation and sick leave and any other material employee benefit plan, program or arrangement other than the payment or salary maintained, sponsored or contributed to by any Company Party or under which any Company Party has any liability, contingent or otherwise

(collectively, “Benefit Plans”).  With respect to any Benefit Plan, (i) no Claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened; (ii) to the Knowledge of the Company, no facts or circumstances exist that would give rise to any such Claims; (iii) except as set forth on Schedule 3.18(a), there is no administrative investigation, audit or other administrative proceeding by the Department of Labor (the “DOL”), the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Authority pending or, to the Knowledge of the Company, threatened; (iv) each Benefit Plan which is intended to be qualified within the meaning of Code Section 401(a) is so qualified and has received, or is entitled to rely upon, a favorable determination or opinion letter as to its qualification, and nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification. Each Benefit Plan has been operated in all material respects in accordance with its terms and with the requirements of all applicable Laws, or has otherwise been corrected in accordance with the terms of a government sponsored correction program.  Except as set forth on Schedule 3.18(a), all contributions (including all employer contributions and employee salary reduction contributions), premiums and expenses to or in respect of each Benefit Plan have been timely paid in full or, to the extent not yet due, have been adequately accrued on the Financial Statements.  No Company Party is under any obligation to indemnify any Person against any Taxes resulting from the application of Section 409A of the Code.

(b)           Correct and complete copies of the following documents, with respect to each of the Benefit Plans, have been made available or delivered to Purchaser by the Company, to the extent applicable:  (i) all plan documents and related trust documents, insurance contracts or other funding arrangements, and all amendments thereto; (ii) the three (3) most recent Forms 5500 or other forms required to be filed annually with the DOL and all schedules thereto; (iii) the results of non-discrimination testing for the three (3) most recently completed years; (iv) the most recent actuarial report, if any; (v) the most recent IRS determination or opinion letter; (vi) all correspondence (other than in connection with a routine filing), rulings or opinions issued by the DOL or the IRS and all material correspondence (other than in connection with a routine filing) from any Company Party to the DOL or the IRS; (vii) the most recent summary plan descriptions; and (viii) written summaries of all non-written Benefit Plans.

(c)           No Company Party maintains, sponsors or contributes to, nor has any Company Party maintained, sponsored or been obligated to contribute to, since January 1, 2009, any Benefit Plan which is subject to Title IV of ERISA or Section 412 of the Code.  No event has occurred and no condition exists that would subject any Company Party, either directly or by reason of their affiliation with any member of its “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Code Sections 414(b), (c), (m) or (o)), to any Tax, Lien, or other material liability imposed by ERISA, the Code or other applicable Laws.  No Company Party nor any member of its Controlled Group maintains retiree life or retiree health insurance plans that provide for continuing benefits or coverage for any participant or any beneficiary of a participant except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and at the sole expense of the participant or any participant’s beneficiary.  No Company Party and no member of the Controlled Group of any Company Party has an obligation to contribute to, nor had an obligation since January 1, 2009 to contribute to, a “multiemployer plan”, within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA.

The Company Parties and any member of the Controlled Group of any Company Party that maintains a “group health plan” within the meaning of Section 5000(b)(1) of Code has complied in all material respects with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle I of ERISA and the regulations thereunder.

(d)           Except as set forth on Schedule 3.18(d), no Benefit Plan exists that, as a result of the transactions contemplated by this Agreement, whether alone or in connection with any other event, would result in the payment to any current or former employee, director or consultant of any Company Party of any money or other property or would result in the acceleration or provision of any other rights or benefits to any current or former employee, director or consultant of any Company Party, whether or not such payment, right or benefit would constitute a parachute payment within the meaning of Code Section 280G.

(e)           No Company Party will as a result of the transactions contemplated by this Agreement, whether alone or in connection with any other events, be obligated to make a payment to an individual or individuals that would be nondeductible by reason of Section 280G or Section 4999 of the Code (or any similar provision of state, local or foreign Law).

(f)            Each Benefit Plan or other contract, plan, program, agreement or arrangement that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has (i) been maintained and operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable Treasury regulations promulgated thereunder so as to avoid any Tax, penalty or interest under Section 409A of the Code and, as to any such plan in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004, or has been amended in a manner that conforms with the requirements of Section 409A of the Code, and (ii) since January 1, 2009, been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder in all material respects.

3.19        Insurance.  Schedule 3.19 lists all insurance policies (by policy number, insurer, location or property insured, annual premium, premium payment dates, expiration date, type (i.e., “claims made” or an “occurrences” policy), amount and scope of coverage) held by the Company Parties relating to the business, the Assets, properties, officers and directors and employees of the Company Parties, copies of which have been provided to the Purchaser.  All such insurance policies are in full force and effect as of the date hereof.  Each such insurance policy is legal, valid, binding, enforceable and in full force and effect as of the Closing, except to the extent that the enforceability thereof may be affected by (i) bankruptcy, insolvency, or similar Laws affecting creditors’ rights generally, or (ii) to the extent not caused by actions of the Sellers, by court applied equitable principles.  To the Knowledge of the Company, there are no claims under such policies which are reasonably likely to exhaust the applicable limit of liability. To the Company’s Knowledge, there is no existing default or event which with the giving of notice, lapse of time or both, would constitute a default, except where the existence of such default would not be reasonably expected to be material to the business of the Company Parties. Since January 1, 2012, no Company Party has been denied insurance coverage for any reason. No Company Party has any self-insurance or co-insurance programs. Since January 1, 2012, no Company Party has received written notice from, or on behalf of, any insurance carrier relating to or involving any materially adverse change in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of such policy, or requiring or suggesting material alteration of any of the Assets, purchase of additional equipment or material modification of any of the Company Parties’ methods of doing business. Since January 1, 2012, no Company Party has made a claim against an insurance policy as to which the insurer is denying coverage.

3.20        Environmental Matters.

(a)           There are no Claims pending or, to the Knowledge of the Company, threatened in writing against any Company Party or with respect to any of the Assets or any Company Party’s business or operations, which Claims arise under or relate to Environmental Laws or Hazardous Materials, including those that involve or relate to Environmental Conditions, Environmental Noncompliance, or the release, use, disposal or arranging for disposal of any Hazardous Materials at, on, under or from any real property constituting or connected with the Leased Premises.  There are no Hazardous Materials that  have been released or are being stored or are otherwise present on, at, or to the Knowledge of the Company, under or from any real property constituting the Leased Premises and no Hazardous Materials have been released, stored or are otherwise present at, on, or to the Knowledge of the Company, under or from any real property formerly owned, leased, operated or used by any Company Party, in either case that would reasonably be expected to result in material liability to any Company Party.  Each of the Leased Premises, during the period it has been leased by any Company Party, has been maintained by Company Parties in, and each Company Party is and has at all prior times otherwise been in, material compliance with all applicable Environmental Laws.

(b)           No Company Party has disposed of or treated, or has arranged to dispose of or treat, Hazardous Materials in a manner or to a location that would reasonably be expected to result in material liability to any Company Party under or relating to Environmental Laws or with respect to Hazardous Materials.

(c)           The Company Parties have made available to Purchaser true and complete copies of any and all assessments, audits, reports or other material documents in their possession or under their control that relate to the Company Parties’ compliance with Environmental Laws or the environmental condition of any real property currently or formerly owned, operated, leased or used by the Company Parties.

(d)           No Company Party has assumed, contractually or by operation of Law, any liabilities or obligations under Environmental Laws.

3.21        Real Estate.

(a)           Schedule 3.21(a) contains a complete and accurate list of all premises leased, subleased or otherwise used by any Company Party, excluding the use of facilities of Governmental Authority customers of the Company Parties in accordance with the Current Government Contracts (each a “Government Facility” and collectively the “Government Facilities”) (the “Leased Premises”), and of all leases, lease guaranties, agreements and documents related to such Leased Premises, and amendments, modifications or supplements thereto (collectively, the “Leases”), including the name of the third party lessor or lessee, the date of the lease or sublease and all amendments thereto and the street address.  The Company has delivered or made available to the Purchaser a true and complete copy of each of the Leases, and in the case of any oral Lease, a written summary of the material terms of such Lease.  The Leased Premises and the Government Facilities constitute all interests in real property currently owned, leased, used, occupied or currently held for use by any Company Party and all of the real property required to conduct the business of the Company Parties as currently conducted and the Company Parties currently occupy all of the Leased Premises for the operation of the business of the Company Parties.  The current use and operation of the Leased Premises is permitted in all material respects by the terms of the applicable Leases to which the applicable Company Party is a party.  The Leases (i) are valid, binding and enforceable in accordance with their terms and are in full force and effect, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles; (ii) no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a material default thereunder on the part of any Company Party or, to the Knowledge of the Company, any other party and no Company Party has received written notice of any such condition; and (iii) the Company has no Knowledge of the occurrence of any event which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default thereunder by any other party.  No event has occurred which either entitles, or would, on notice or lapse of time or both, entitle the other party to any Lease with any Company Party to declare a default or to accelerate, or which does accelerate, the maturity of any indebtedness of any Company Party under any Lease.  The leasehold interest of the Company Party under each Lease to which it is a party is subject to no Liens other than Permitted Liens.  The Leased Premises are (i) in good operating condition and repair, subject to ordinary wear and tear (consistent with the age of such Leased Premises); (ii) not in need of maintenance or repair except for ordinary routine maintenance and repair; and (iii) to the Knowledge of the Company, are structurally sound with no known defects and in conformity with all applicable Laws relating thereto currently in effect.

(b)           To the Company’s Knowledge, the Leased Improvements are (i) structurally sound with no known material defects; (ii) in good operating condition and repair, subject to ordinary wear and tear (consistent with the age of such items); (iii) not in need of maintenance or repair except for ordinary routine maintenance and repair; and (iv) in conformity in all material respects with all applicable Laws relating thereto currently in effect.  All of the Leased Improvements on the Leased Premises are located entirely on such Leased Premises.

(c)           To the Knowledge of the Company, there does not exist any actual or threatened or contemplated in writing legal proceedings in the nature or in lieu of condemnation or eminent domain proceedings that affect any Leased Premises or any part thereof, and no Company Party has received any written, or to the Knowledge of the Company, oral notice of the intention of any Governmental Authority or other Person to take or use all or any part thereof.

(d)           No Company Party has received any written notice from any insurance company that has issued a policy to Company Party with respect to any Leased Premises requiring performance of any structural or other repairs or alterations to such Leased Premises.

(e)           No Company Party owns, holds, is obligated under or is a party to, any option, right of first offer or refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.

(f)            No Company Party owns any real property.

3.22        No Other Agreement To Sell.  Other than the sale of Assets in the Ordinary Course of Business (which Assets are not material individually or in the aggregate) and except with respect to the transactions contemplated by this Agreement, none of the Company Parties or the Sellers, have any legal obligation, absolute or contingent, to any other Person (other than Purchaser under this Agreement) to sell, encumber or otherwise transfer the Company, the Subsidiaries, the Acquired Units, the Assets, or Subsidiary Equity Interests or the business of any Company Party (in whole or in part), or to effect any merger, consolidation, combination, share exchange, recapitalization, liquidation, dissolution or other reorganization involving any Company Party, or to enter into any agreement with respect thereto.

3.23        Transactions with Certain Persons.  Except as set forth on Schedule 3.23, no Seller Related Person or, to the Company’s Knowledge, any Former Seller Related Person is presently, or since January 1, 2012, has been, a party to any transaction with any Company Party, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of a Company Party); (b) providing for the rental or use of real or personal property from; or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of any Company Party in the Ordinary Course of Business) or payments from any such Seller Related Person, to the Company’s Knowledge, any such Former Seller Related Person, or, to the Company’s Knowledge, any other Person controlled by any such Seller Related Person or, to the Company’s Knowledge, any such Former Seller Related Person.  No Seller Related Person or, to the Company’s Knowledge, Former Seller Related Person, owns any real or personal property right, tangible or intangible which is used in the business of any Company Party.  Schedule 3.23 identifies all Contracts, arrangements or commitments set forth on Schedule 3.23 that cannot be terminated upon sixty (60) days or less notice by the applicable Company Party without material cost or penalty.

3.24        Employees.  Concurrently with the signing of this Agreement, the Company has delivered to Purchaser a complete and accurate list of all employees of each Company Party as of seven (7) days before date of this Agreement showing for each as of that date the employee’s name, job title or description, principal place of employment, wage or salary level (including any bonus or deferred compensation arrangements other than any such arrangements under which payments are at the discretion of the Company Party) and also showing any bonus, commission or other remuneration other than salary paid during the Company Party’s fiscal year ending December 31, 2014, status as exempt or non-exempt under the Fair Labor Standards Act, leave status (including expected return date, if known), and listing any existing contractual arrangement with such employee (it being understood that all parties do not consider any “at-will” arrangements with employees to be Contracts). Except as set forth on Schedule 3.24, the Company has paid in full to all such employees all wages, salaries, commission, bonuses and other compensation due to such employees, including overtime compensation, and there are no severance payments which are or could become payable by the Company to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any Law, custom, trade or practice.  All Persons classified by the Company Parties as independent contractors since January 1, 2012 have satisfied the requirements of applicable Law to be so classified, and the Company has fully and accurately reported each such Person’s compensation on IRS Forms 1099 during such period when required to do so.

3.25        Labor Relations.

(a)           No Company Party is a party to any collective bargaining agreement or other Contract with any group of employees, union, labor organization, works council, or other representative of any of the employees of any Company Party, and no such agreement or Contract is presently being negotiated by any Company Party.  No employees of any Company Party are represented by any union, labor organization, or works council, and the Company has no Knowledge (i) that any union, labor organization, or works council has made a pending demand for recognition; (ii) of any representation proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or other labor relations tribunal; or (iii) of any activities by a union, labor organization, works council, or other party to organize or represent such employees, either pending or threatened.  Since June 30, 2009, there has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees.  Except as set forth on Schedule 3.25(a), there are, and since June 30, 2009 there have been, no grievances, unfair labor practice charges, arbitrations, or other labor disputes pending, nor to the Knowledge of the Company threatened or reasonably anticipated.

(b)           Except as set forth on Schedule 3.25(b), each Company Party is, and since June 30, 2009 has been, in compliance with all Laws relating to labor relations or employment matters, including but not limited to Laws relating to employment practices, terms and conditions of employment, tax withholding, equal employment opportunity, discrimination, harassment, and retaliation, immigration status, employee safety and health, wages and hours, disability rights or benefits, applicant and employment background checking, the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, workers’ compensation, health and welfare, retirement, or other savings or insurance contributions, equal pay, family and medical leave and other leaves of absences, worker classification, and any other statutory or other obligations owed to employees under applicable Law.  Except as set forth on Schedule 3.25(b), there are no Claims against any Company Party pending or, to the Knowledge of the Company, threatened that could be brought or filed with any Governmental Authority alleging a violation of any Law pertaining to labor relations or employment matters, including any charges or complaints filed with the Equal Employment Opportunity Commission or comparable Governmental Authority.  Except as set forth on Schedule 3.25(b), since June 30, 2009, no Company Party has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against any employee who had previously submitted to his or her supervisor or anyone else in a position of authority with any Company Party any written or oral complaint, concern or allegation regarding any alleged unlawful or unethical conduct by any Company Party or its employees.

(c)           There has been no “mass layoff” or “plant closing” (as defined by WARN or any similar state or local “mass layoff” or “plant closing” Law), or any early retirement, separation, or exit incentive program, in each case affecting any employees of any Company Party, within the twenty-four (24) months prior to the date of this Agreement, nor has the any Company Party announced any such action or program for the future.

(d)           Except as set forth on Schedule 3.25(d), each Company Party has complied fully with the obligations of the U.S. Department of Labor’s Office of Federal Contract Compliance Programs (“OFCCP”) and developed, maintained and updated annually for each of the past five (5) years an affirmative action program (“AAP”) as required by Executive Order 11246, as amended; Section 503 of the Rehabilitation Act of 1973, as amended; and the affirmative action provisions, Section 4212, of the Vietnam Era Veteran’s Readjustment Assistance Act.  Except as set forth on Schedule 3.25(d), no Company Party is under any OFCCP or other governmental inquiry, audit, or conciliation agreement regarding its compliance with its obligations with respect to its affirmative action programs, and no such inquiry, audit, or conciliation agreement is anticipated to the Knowledge of the Company.

3.26        Board Approval.  The Board of Directors of the Company has determined that the transactions contemplated by this Agreement are in the best interests of the Company and its equity holders, and has adopted a resolution to such effect which authorized the Company to enter into this Agreement and the Transaction Documents.  No further approval by the Company or any of its Affiliates (other than execution of this Agreement) is required in connection with the transactions contemplated by this Agreement.

3.27        Brokers.  Except as set forth on Schedule 3.27, no broker, finder or investment banker or other Person is directly or indirectly entitled to any brokerage, finder’s or other contingent fee or commission or any similar charge in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Company Party or the Sellers, or any of their respective Affiliates.

3.28        Privacy and Security.  Except as set forth in Schedule 3.28,

(a)           The Company Parties’ past and present collection, use, analysis, disclosure, retention, storage, disposal, security, and dissemination of Personal Information complies with, and has not, in any material respect, violated (i) any Contract to which any Company Party is a party or (ii) any applicable Laws, including Privacy and Security Laws.  Each Company Party has all necessary authority, consents and authorizations to receive, access, use and disclose the Personal Information in that Company Party’s possession or under its control in connection with the operation of the business of that Company Party.

(b)           Each Company Party has entered into a business associate agreement in each instance where that Company Party (A) acts as a Business Associate or (B) provides protected health information (as defined in 45 C.F.R. § 160.103) to a third party that the Company Party received from, or received, created, maintained or transmitted for or on behalf of, a Covered Entity (as defined in 45 C.F.R. § 160.103) or Business Associate, in each case as required by, and materially in conformity with, applicable Privacy and Security Laws and the applicable Contracts.

(c)                                  Employees of each Company Party who have access to Personal Information have received training with respect to compliance with all applicable Privacy and Security Laws.

(d)                                 Each Company Party has adopted reasonable administrative, technical and physical safeguards to ensure that Personal Information is protected against loss, damage and unauthorized access, use, modification or other misuse.  The Company Parties have identified, documented, investigated, contained and eradicated each Security Incident (as defined in 45 C.F.R. § 164.304) related to Personal Information or other confidential data of the Company Parties or a customer of the Company Parties transmitted, processed, maintained, stored or otherwise available on or through the Company Parties’ networks or information technology systems or a customer of the Company Parties transmitted, processed, maintained, stored or otherwise available on or through the Company Parties’ networks or information technology systems.

(e)                                  The Company Parties: (i) are not under investigation by any Governmental Authority for a violation of any Privacy and Security Laws; (ii) have not received any written notices from a Person or a Governmental Authority, including the United States Department of Health and Human Services Office for Civil Rights (“HHS”), Department of Justice, Federal Trade Commission, or the Attorney General of any state, relating to any such violations; (iii) are not subject to any Claim with respect to the loss, damage or unauthorized access, use, disclosure, modification or other misuse of Personal Information, and, to the Company’s Knowledge, no such Claim has been threatened; and (iv) to the Company’s Knowledge, there is no reasonable basis for such investigation, notice or Claim.

(f)                                   Complete and accurate copies of any written complaints delivered to the Company Parties since January 1, 2014 alleging a violation of any Privacy and Security Laws, have been made available to the Purchaser.

(g)                                  The (A) collection, storage, processing, transfer, sharing and destruction of Personal Information in connection with the transactions contemplated by this Agreement and (B) execution, delivery and performance of this Agreement and the other agreements and instruments contemplated hereby and the consummation of the transactions contemplated hereby and thereby complies in all material respects with each Company Party’s applicable privacy notices and policies and with all applicable Privacy and Data Security Laws.

(h)                                 Since January 1, 2009, there have been no data security breach of any computer systems or networks, or any loss or unauthorized use or disclosure of any Personal Information, owned, used, stored, received, or controlled by or on behalf of the Company Parties, including any loss or unauthorized use or disclosure of Personal Information that would constitute a breach for which notification to individuals and/or regulatory authorities is required under any applicable Privacy and Security Laws.

3.29                        Government Contracts.

(a)                                 Schedule 3.29(a) sets forth a true and correct list of the following, by entity:

(i)                                     each Current Government Contract;

(ii)                                  each Government Bid; and

(iii)                               each Teaming Agreement.

Each Current Government Contract was, to the Knowledge of the Company, legally awarded, is binding on the parties thereto, and is in full force and effect.  To the Knowledge of the Company, there is no reasonable basis to believe that any Current Government Contract will not remain in effect after the Closing in accordance with its terms.  With respect to each Current Government Contract and Government Bid required to be set forth on Schedule 3.29(a), Schedule 3.29(a) lists (i) the applicable Company Party’s internal job number; (ii) the start and end date of the period of performance (including unexercised option periods); and (iii) the applicable total contract value or total estimated contract value (inclusive of option periods).  Except as set forth on Schedule 3.29(a), the Company has made available to Purchaser complete and correct copies of each Current Government Contract, Government Bid and Teaming Agreement listed on Schedule 3.29(a).

(b)                                 Except as set forth on Schedule 3.29(b), with respect to any Government Contract or Government Bid, (i) except for audits of a routine nature, the Company Parties have not received written notice of any pending or, to the Company’s Knowledge, threatened investigation, prosecution, audit, or civil or administrative proceeding or settlement negotiation, or internal investigation in connection with any Government Contract or Government Bid, and to the Knowledge of the Company, no such investigation, prosecution, audit, or civil or administrative proceeding is pending or, to the Company’s Knowledge, threatened by any Governmental Authority; (ii) the Company Parties have not received written or, to the Knowledge of the Company, oral notice of any pending or, to the Company’s Knowledge, threatened suspension or debarment proceeding (or equivalent proceeding) by any Governmental Authority against any Company Party; (iii) to the Knowledge of the Company, there have been no document requests, subpoenas, or search warrants involving any Company Party or Principal as defined in Federal Acquisition Regulation (“FAR”) 52.209-5(a) 48 C.F.R. 52.209-5(a) in connection with any Government Contract or Government Bid; (iv) the Company Parties have not made and, to the Knowledge of the Company, are not required to make, any disclosure to a Governmental Authority under FAR Subpart 3.1003 or FAR 52.203-13; (v) the Company Parties have not received written or, to the Knowledge of the Company, oral notice of any pending request by a Governmental Authority for a contract price adjustment in excess of One Hundred Thousand Dollars ($100,000); (vi) there have been no disputes between any Company Party and a Governmental Authority which, since January 1, 2011, have resulted in or could result in a Governmental Authority’s decision where the amount in controversy exceeds or is expected to exceed One Hundred Thousand Dollars ($100,000); (vii) there are no pending claims or requests for equitable adjustment by any Company Party against a Governmental Authority in excess of One Hundred Thousand Dollars ($100,000); and (viii) no Government Contract (or, if applicable, each prime Contract under which a Current Government Contract was awarded) or Government Bid is, or since January 1, 2013, subject to a bid protest before a Governmental Authority.

(c)                                  Except as set forth on Schedule 3.29(c), with respect to each Current Government Contract and Government Bid, (i) the Company Parties have complied in all material respects with all applicable Laws and contractual requirements, excluding the Cost Accounting Standards (“CAS”), but including the FAR, the Service Contract Act of 1965, the Contract Disputes Act, the Procurement Integrity Act, the Truth in Negotiations Act of 1962, the civil False Claims Act and criminal False Claims Act, and the Federal Procurement and Administrative Services Act to the extent applicable, (ii) the Company Parties are not in material violation or breach of any applicable Laws or contractual requirements governing any Government Contract or Government Bid, (iii) the representations, certifications and warranties, submitted by the Company Parties in connection with the Government Contracts and Government Bids were accurate in all material respects as of their effective date, and the Company Parties have complied in all material respects with all such representations, certifications and warranties, and (iv) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not constitute, and will not result in, a violation, breach, or default of any material term or provision of any Government Contract or Government Bid.

(d)                           Except as set forth on Schedule 3.29(d), since January 1, 2012, (i) no Government Contract held by any Company Party has been terminated for default or convenience, (ii) no Company Party has received any written or, to the Knowledge of the Company, oral termination for default notice, cure notice, or show cause notice from any Governmental Authority or any prime contractor or higher-tier subcontractor with respect to performance by any Company Party of any portion of any Current Government Contract, and to the Knowledge of the Company, no event, condition, omission, or other cause exists for any Governmental Authority, prime contractor, or higher-tier subcontractor to issue any termination for default notice, cure notice, or show cause notice under any Current Government Contract, (iii) no past performance evaluation received in writing by any Company Party with respect to any Government Contract has set forth an adverse performance rating, default, or other failure to perform that would reasonably be expected to materially and adversely affect the evaluation of offers submitted by any Company Party for future Government Contracts, (iv) no cost in excess of One Hundred Thousand Dollars ($100,000) incurred by any Company Party pertaining to a Government Contract has been questioned or disallowed in writing by any Governmental Authority or is the subject of any audit by any Government Authority, (v) no amount in excess of One Hundred Thousand Dollars ($100,000) due to any Company Party pertaining to any Government Contract has been withheld or set-off, or, to the Knowledge of the Company, is reasonably likely to be withheld or set-off by a Governmental Authority, and (vi) none of the Company Parties has incurred or currently projects cost overruns on a Government Contract in excess of One Hundred Thousand Dollars ($100,000) as of contract completion.

(e)                            Since January 1, 2011, no Governmental Authority has asserted or, to the Knowledge of the Company, threatened to assert, a monetary claim in excess of One Hundred Thousand Dollars ($100,000) against any Company Party relating to the submission of any Government Bid or the performance or administration of any Government Contract by any Company Party, and, to the Knowledge of the Company, no event, condition, omission, or other cause has occurred or exists that would constitute grounds for such a claim.

(f)                             To the Knowledge of the Company, since January 1, 2012, none of the accounting or business systems or practices and procedures of the Company Parties has been subject to a final determination that it is non-compliant or inadequate by any Governmental

Authority (including the Defense Contract Audit Agency).  Schedule 3.29(f) lists each final audit report received by any Company Party since January 1, 2011 issued by any Governmental Authority with respect to any Government Contract or Government Bid.  The Company has made available to Purchaser complete and correct copies of each audit report listed on Schedule 3.29(f).

(g)                            As of the date hereof, no Company Party has any outstanding Government Bids that, if accepted or resulting in award of a Government Contract to such Company Party, is reasonably expected to result in a loss in excess of One Hundred Thousand Dollars ($100,000) to the Company Party at contract completion.  Except as set forth on Schedule 3.29(g), no Company Party is a party to any Current Government Contract which is expected to result in a loss in excess of One Hundred Thousand Dollars ($100,000) to such Company Party at contract completion.  Except for those liens listed on Schedule 3.8 made in accordance with 31 U.S.C. § 3727 (the Assignment of Claims Act, as amended) and 41 U.S.C. § 15 (the Assignment of Contracts Act, as amended), the Company Parties have not assigned or agreed to assign to any Person or otherwise encumbered or agreed to encumber for the benefit of any Person any right, title in, or title to any Government Contract, or any account receivable relating thereto.

(h)                           Since January 1, 2011, no Company Party nor any of the principals (as defined by FAR 52.209-5) of any Company Party have been (i) debarred, suspended, proposed for debarment, or otherwise excluded from participation in the award or performance of Government Contracts by a Governmental Authority, or (ii) deemed non-responsible by a Governmental Authority for award or performance of one or more Government Contracts.

(i)                                     To the Company’s Knowledge, no Company Party suffers from an Organizational Conflict of Interest (“OCI”) as defined in the FAR under any Current Government Contract, nor has any Company Party performed any activities, including systems engineering and technical assistance, under any Government Contract and no other facts or circumstances exist that would be reasonably expected to create or result in a Company Party having an OCI as defined in the FAR.  To the Knowledge of the Company, the consummation of the transactions contemplated hereby will not create or result in an OCI (as defined in the FAR or any Current Government Contract or solicitation to which any Company Party responded by submitting a Government Bid).  Except as set forth in Schedule 3.29(i), none of the Company Parties is operating under any OCI mitigation plan.

(j)                              Except to the extent disclosure thereof is prohibited by applicable Law, Schedule 3.29(j) sets forth a true and correct list of all facility security clearances held by each Company Party and all personnel security clearances held by the officers, directors, employees, and agents of such Company Party (by category) to the extent required in connection with the Government Contracts.  Each Company Party and its officers, directors, managers, employees, and agents hold all facility and personnel security clearances necessary to perform the Government Contracts.  No termination for default, notice of rescission, notice of revocation, notice of wrongdoing, notice of breach, cure notice, or show cause notice from the Defense Security Service or any other Governmental Authority has been issued and remains unresolved with respect to any such security clearance, and, to the Knowledge of the Company, no event, condition, omission, or other cause has occurred or exists that would constitute reasonable grounds for such action or notice.

(k)                           As of the date hereof, except as set forth on Schedule 3.29(k), the Company Parties and their respective officers, directors, employees, and agents have complied in all material respects with applicable facility and personnel security clearance requirements, including those specified in the National Industrial Security Program Manual (“NISPOM”), DOD 5220.22-M, and other applicable Laws, and has not received any written or, to the Knowledge of the Company, oral notice of any violation or alleged violation of such Laws.

(l)                                     Except as set forth on Schedule 3.29(l), there are no Government Contracts or Government Bids that are premised or were awarded based on the status of a Company Party as, a small business concern as defined in FAR 2.101.

(m)                             Schedule 3.29(m) sets forth for each Government Contract having backlog as of December 31, 2014, the reasonable good faith estimate by management of the Company Parties of the dollar amounts of Funded Backlog and Unfunded Backlog of the applicable Company Party thereunder as of such date (calculated by such Company Party consistent with past practice) and the name of the customer. All of the Government Contracts constituting Funded Backlog and Unfunded Backlog of the Company Parties: (A) were entered into in the Ordinary Course of Business and based upon assumptions believed by management of the Company Parties to be reasonable and (B) subject to such assumptions being fulfilled and the recognition by management of the Company Parties that such Funded Backlog and Unfunded Backlog is not guaranteed to be realized, management of the Company Parties believes in good faith that such Government Contracts are capable of performance in accordance with the terms and conditions of such Government Contract by the Company Parties without a total Contract loss (without consideration of general and administrative expenses) as of the date hereof.  For purposes of this Agreement, “Funded Backlog” means the total amount of funding allotted to a Government Contract minus the total amount of direct costs, indirect costs and profit or fee allocable to such Government Contract, and the term, “Unfunded Backlog” means the total price or estimated cost of a Government Contract minus the total amount of direct costs, indirect costs and profit or fee allocable to such Government Contract.  Nothing in this Section 3.29(m) shall be interpreted, construed or otherwise deemed a guarantee with respect to whether the Company Parties will actually earn, recognize as revenue, collect or otherwise realize any amount included in Schedule 3.29(m).

(n)                                 All Government Bids were submitted based on cost assumptions believed by the Company Parties to be reasonable at the time of submission.  Except as set forth on Schedule 3.29(n), there are no pending Government Bids which, if accepted, would result in a total Contract loss (without consideration of general and administrative expenses and other indirect costs).  Except as set forth on Schedule 3.29(n), there are no Current Government Contracts or pending Government Bids which are firm fixed price construction-type contracts.

(o)                                 Except as set forth on Schedule 3.29(o), with respect to each Current Government Contract and Government Bid, and to the extent CAS is applicable, the Company Parties have complied in all material respects with CAS.

(p)                                 Except as set forth on Schedule 3.29(p) or with respect to Current Government Contracts, the Company has obtained final payment and close-out of each of its Government Contracts and each Government Contract is not subject to adjustment arising from differences between the negotiated or provisional rates applicable to each such Government Contract and the final rates applicable to each such Government Contract.

3.30                        International Trade Laws and Regulations.

(a)                                 Since January 1, 2010, each Company Party has at all times conducted its import and export transactions in material compliance with all applicable International Trade Laws and Regulations, including any applicable laws or regulations in countries in which such Company Party conducts business.

(b)                                 Without limiting Section 3.30(a):

(i)                                     Since January 1, 2010, each Company Party has, as necessary, obtained any required import or export licenses, or other consents, notices, waivers, approvals, orders, or registrations from or made any declarations or filings with any Governmental Authority required for such Company Party to (A) import, export, or re-export products, services, software, source code or technologies or (B) release technologies or source code to foreign nationals located in the United States and abroad;

(ii)                                  No Company Party holds, or has held since January 1, 2010, any import or export authorizations issued by any Governmental Authority;

(iii)                               No Company Party is, or since January 1, 2010, has been or to such Company Party’s Knowledge was required to be, registered with the U.S. Department of State under the International Traffic in Arms Regulations;

(iv)                              To the Knowledge of each Company Party, there are no claims, complaints, charges, investigations, voluntary disclosures or proceedings pending, expected, or threatened between any Company Party and any Governmental Authority under any International Trade Laws and Regulations, and, to the Knowledge of each Company Party, there are no presently existing facts or circumstances pertaining to any Company Party’s import or export transactions that would constitute a reasonable basis for any future claims with respect to any Company Party’s compliance with International Trade Laws and Regulations;

(v)                                 Neither any Company Party, any Seller, nor any officer, director, partner, manager, or employee of any Company Party or Seller has been or is designated on any Restricted Party List;

(vi)                              Since January 1, 2010, no Company Party, to its Knowledge, has participated in any transaction involving, directly or indirectly, (A) Cuba, Burma, Iran, Libya, North Korea, Sudan, Syria, or any other country against which the United States maintains, or since January 1, 2010, has maintained, economic sanctions or embargoes, (B) any instrumentality, agent, entity, or individual that is acting on behalf of, or directly or indirectly owned or controlled by, any governmental entity of such countries, (C) nationals of such countries, or (D) any organization, entity, or individual appearing on any Restricted Party List at the time of such transaction;

(vii)                           No Company Party maintains, or has maintained, employees or assets of any kind in Cuba, Burma, Iran, Libya, North Korea, Sudan, Syria, or any other country against which the United States maintains, or, since January 1, 2010, has maintained, economic sanctions; and

(viii)                        Schedule 3.30(b)(viii) sets forth the true, complete and accurate export control classifications applicable to each Company Party’s products, services, software and technologies that have been exported by such Company Party since January 1, 2010.

(c)                                  None of the Company Parties has any sales, operations or assets outside of the United States.

3.31                        Foreign Corrupt Practices Act.  Each Company Party is in compliance with all antibribery or anticorruption laws applicable to such Company Party, including the U.S. Foreign Corrupt Practices Act of 1977, as amended.  Since January 1, 2010, no Company Party has corruptly authorized, offered or made payments or otherwise provided anything of value directly or indirectly to: (i) an executive, officer, employee or agent of a foreign government, or department, agency or instrumentality thereof, (ii) a director, officer, employee or agent of a foreign state-owned or controlled company or business, (iii) a foreign political party or official thereof, or candidate for foreign political office, or (iv) an executive, officer, employee or agent of a public international organization for purposes of (A) (1) influencing any act or decision of such person in his or her official capacity, (2) inducing such person to do or omit to do any act in violation of the lawful duty of such person or (3) securing any improper advantage; or (B) inducing such person to use his or her influence in order to assist any Company Party in obtaining or retaining business.

3.32                        Events Subsequent to September 30, 2014.  Except as set forth on Schedule 3.32 and matters related to the transactions contemplated pursuant to this Agreement, since September 30, 2014 (a) each Company Party has conducted its business only in the Ordinary Course of Business, (b)  there has not been any change, circumstance, fact, event, effect or development with respect to the Company’s business, operations, condition (financial or otherwise), results of operations, assets or liabilities, which, has had or would reasonably be expected to have a Material Adverse Effect, and (c) no Company Party has taken any action which, if taken following the date of this Agreement, would constitute a breach of Section 5.2 (b), (c), (d), (e), (f), (i), (j), (k), (l) or (m).

3.33                        Transaction Payments. Schedule 3.33 sets forth a true, correct and complete list of the following payments payable by the Company Parties to any Person arising from or as a result of the transactions contemplated by this Agreement as of the date hereof: (a) any severance or bonus plan payment, (b) any payment of deferred compensation, (c) any change in control payment, or (d) any similar payment (“Transaction Payments”), including the amount of each such payment, the party to whom such payment is or will become due, and, to the extent determinable, the date or dates on which such payments become due.

3.34                        Suppliers and Customers.  Schedule 3.34 lists, by dollar volume paid for (i) each of the twelve (12) month periods ended on December 31, 2013 and December 31, 2014, respectively and (ii) the one (1) month period ended on January 31, 2015, the ten (10) largest suppliers of goods or services and the ten (10) largest customers of the Company Parties.  The relationships of the Company Parties with such suppliers and customers are reasonably good commercial working relationships and, except for expiration of Government Contracts in the Ordinary Course of Business: (a) no Person listed on Schedule 3.34 within the last twelve (12) months has, to the Company’s Knowledge, threatened in writing to cancel or otherwise terminate, or has provided written notice, or to the Company’s Knowledge, other notice of an intent to cancel or otherwise terminate, any relationships of such Person with any Company Party, (b) no such Person has since January 1, 2014 decreased materially or, to the Company’s Knowledge, threatened in writing to stop, decrease or limit materially, or has provided written notice, or to the Company’s Knowledge, other notice of an intent to modify materially and adversely its relationships with any Company Party or intends to stop, decrease or limit materially its products or services to any Company Party or its usage or purchase of the products or services of any Company Party, and (c) to the Company’s Knowledge, no Person listed on Schedule 3.34 has provided written notice, or to the Company’s Knowledge, other notice of an intent to refuse to pay any amount due to any Company Party.

3.35                        Bank Accounts.  Schedule 3.35 lists the names and locations of all banks and other financial institutions with which each Company Party maintains an account (each, a “Bank Account”), or at which a Bank Account is maintained to which any Company Party has access as to which deposits are made on behalf of the Company Parties, in each case listing the type of Bank Account, the Bank Account number therefor, and the names of all Persons authorized to draw thereupon or have access thereto and lists the locations of all safe deposit boxes used by the Company Parties.  All Cash in such Bank Accounts is held on demand deposit and is not subject to any restriction or limitation as to withdrawal.  Except as set forth on Schedule 3.35, all accounts receivable described in Section 3.10 are paid or payable into the Bank Accounts.

3.36                        No Other Representations and Warranties.  Except for the representations and warranties contained in this Agreement or the Transaction Documents, no Company Party, nor any other Person (a) makes any representation or warranty, express or implied, as to condition, merchantability, suitability or fitness for a particular purpose of any of the Assets used in the business or held by any Company Party, or (b) makes any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding any Company Party or the business conducted by such Company Party (including any representation or warranty of any kind or nature whatsoever concerning or as to the accuracy or completeness of any projections, budgets, forecasts or other forward-looking financial information concerning the future revenue, income, profit or other financial results of any Company Party), in each case except as expressly set forth in this Agreement, the Transaction Documents and the Disclosure Schedules.

4.                                      REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Purchaser represents and warrants to the Company Parties and Sellers the following matters, current as of the date of this Agreement and as of the Closing:

4.1                               Organization.  The Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the Commonwealth of Virginia, and is qualified or registered to do business in each jurisdiction in which the nature of its business or operations would require such qualification or registration, except where the failure to be so qualified or registered would not cause a Purchaser Material Adverse Effect

4.2                               Necessary Authority.  The Purchaser has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and, subject to the Required Statutory Approvals, to consummate the transactions contemplated hereby and thereby.  This Agreement and the other Transaction Documents to which the Purchaser is a party have been duly authorized, executed and delivered by such Person and constitute the legal, valid and binding obligations of such Person enforceable against such Person in accordance with its terms and conditions, subject only to applicable bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.  The individual(s) executing this Agreement and any Transaction Document to which the Purchaser is a party, has the full right, power and authority to execute and deliver this Agreement and any Transaction Document to which Purchaser is a party, and upon execution, no further action will be needed to make this Agreement and any Transaction Document to which Purchaser is a party valid and binding upon, and enforceable against, Purchaser in accordance with their terms (assuming in each case this Agreement constitutes a valid, legal and binding obligation of each other party hereto).

4.3                               No Conflicts.  The execution, delivery and performance by the Purchaser of this Agreement and the other Transaction Documents to which such Person is a party, and the consummation of the transactions contemplated herein or therein do not and will not (a) violate the Purchaser’s Charter or Governing Documents or other organizational or constitutional documents; (b) require the Purchaser to obtain the consent or approvals of, or make any filing with, any Person or Governmental Authority, except for the Required Statutory Approvals and consents and approvals already obtained and notices or filings already made pursuant to the terms of this Agreement; (c) assuming receipt of Required Statutory Approvals, violate any applicable Law; or (d) constitute or result in the breach of any provision of, or constitute a default under, any material contract to which Purchaser is a party or by which its material assets are bound.

4.4                               Brokers.  No broker, finder or investment banker or other person is directly or indirectly entitled to any brokerage, finder’s or other fee or commission or any similar charge in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

4.5                               Litigation; Compliance with Law.  There is no Claim or Order of any nature, pending, rendered or, to the Purchaser’s Knowledge, threatened in writing, against the Purchaser that would reasonably be expected to have a Purchaser Material Adverse Effect.

4.6                               Investment Intent.  The Purchaser is acquiring all of the Acquired Units for its own account and not with a view to any resale or distribution within the meaning of Section 2(11) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

4.7                               Solvency; Ability to Perform Agreement.   The Purchaser is solvent, has immediately available funds sufficient to consummate the transactions contemplated by this

Agreement, including payment of all fees and expenses payable by Purchaser in connection with the transactions contemplated by this Agreement.

4.8                               No Foreign Ownership.  No foreign government, agency of a foreign government, or representative of a foreign government; no business enterprise or other entity organized, chartered or incorporated under the laws of any country other than the United States or its territories; nor any person who is not a citizen or national of the United States (each a “Foreign Interest”) has the power, direct or indirect, whether or not exercised, and whether or not exercisable through the ownership of Purchaser, by contractual arrangements or other means, to direct or decide matters affecting the management or operations of Purchaser.  Except as set forth on Schedule 4.8, (i) Purchaser, directly or indirectly through subsidiaries and/or Affiliates, does not own five percent (5%) or more of any Foreign Interest and (ii) to the Knowledge of Purchaser based on Purchaser’s review of Schedules 13D and 13G filed in respect of Guarantor’s capital stock with the Securities and Exchange Commission, no Foreign Interest owns five percent (5%) or more of Purchaser as of the date hereof.  Pursuant to NISPOM Chapter 2, § 2-109, Purchaser possesses a clearance at the same level as the Company.

4.9                               Board Approval.  The board of directors of the Purchaser has adopted resolutions authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement.

4.10                        No Other Representations and Warranties.  Neither the Purchaser nor any other Person makes any representation or warranty, express or implied, including as to the accuracy or completeness of any information regarding the Purchaser, in each case, except as expressly set forth in this Agreement.

5.                                      COVENANTS OF THE PARTIES

5.1                               Affirmative Covenants of the Company.  The Company and each of the Sellers hereby covenants and agrees that, from the date of this Agreement through and including the Closing Date (such period, the “Interim Period”), unless otherwise expressly contemplated by this Agreement or consented to in writing by the Purchaser, the Sellers will cause the Company to, and the Company will, and will cause its Subsidiaries to:

(a)                                 operate its business in the Ordinary Course of Business; provided, that the Company may (i) on the Business Day immediately prior to the Closing Date, notify Purchaser in writing of the amount of Cash available for distribution as of such date and distribute such Cash to its equity holders (the “Pre-Closing Distribution”) and (ii) take any actions permitted under this Agreement that are reasonably necessary to consummate the transactions contemplated by this Agreement prior to or on the Closing Date;

(b)                                 use its commercially reasonable efforts to preserve substantially intact its business organization, maintain its rights and ongoing operations, retain the services of and maintain and preserve its relationship with its officers, employees and consultants, and maintain and preserve its business relationship with its customers, suppliers, creditors and others having business relationships with it;

(c)                                  use its commercially reasonable efforts to maintain and keep its properties and Assets in as good repair and condition as at present, ordinary wear and tear excepted;

(d)                                 use its commercially reasonable efforts to keep in full force and effect insurance comparable in amount and scope of coverage to that currently maintained;

(e)                                  pay all expenses and liabilities in the Ordinary Course of Business;

(f)                                   pay in a timely fashion, or accrue for, all Taxes levied against it, or against the Company’s business or the Assets.

5.2                               Negative Covenants of Company.  Except (i) as expressly contemplated by this Agreement, (ii) as set forth in Schedule 5.2, or (iii) as otherwise consented to in writing by Purchaser (which consent, solely in the case of Sections 5.2(n) and 5.2(o), will not be unreasonably withheld, conditioned or delayed, and will be deemed granted if Company sends an electronic mail notice to Purchaser that references this Section 5.2 and Purchaser does not respond thereto within three (3) Business Days); provided, however, that if any consent by Purchaser is prohibited by applicable law as determined by Purchaser’s counsel, Purchaser will promptly notify Company and consent for the matter requested will not be required, during the Interim Period, the Sellers will cause the Company not to, and the Company will not, and will cause its Subsidiaries not to, do any of the following:

(a)                                 (i) increase or announce any increase in the compensation payable to or to become payable to any of its directors/managers, officers or employees (other than pursuant to an existing agreement or arrangement or in the Ordinary Course of Business); (ii) grant any severance or termination pay (other than pursuant to existing severance arrangements or policies as in effect on the date of this Agreement) to, or enter into or modify any employment, change-in-control or severance agreement with, any of its directors, officers or employees (except with respect to agreements related to the Closing Bonus Payments provided to Purchaser prior to the date of this Agreement); or (iii) except with respect to the termination of the Management Plan contemplated hereunder, adopt or amend any Benefit Plan, policy or arrangement, in each case except as may be required by applicable Law.

(b)                                 (i)  Except with respect to the Redeemed Units and the Class B Units, redeem, repurchase or otherwise reacquire any of its equity securities or any securities or obligations convertible into or exchangeable for any of its equity securities, or any options, warrants or conversion or other rights to acquire any of its equity securities or any such securities or obligations; (ii) liquidate, dissolve or effect any reorganization or recapitalization; or (iii) split, combine or reclassify any of its equity securities or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, equity securities;

(c)                                  issue, pledge, deliver, award, grant or sell, or authorize or propose the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of, the Units or any other units or shares of any class of its capital securities, any securities convertible into or exercisable or exchangeable for such equity, or any rights, warrants or options to acquire, any such equity;

(d)                                 (i) acquire or agree to acquire, or merge or consolidate with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other Person; (ii) enter into any joint venture, partnership or similar arrangement; or (iii) make or commit to make any investments in or any acquisition of the securities of any other Person;

(e)                                  propose or adopt any amendments to the Charter or Governing Documents of any Company Party;

(f)                                   make any material change in any of its methods of accounting or in any accounting policy, except as may be required by Law, the FAR or GAAP, or make any material reclassification of its assets or liabilities;

(g)                                  make any capital expenditures, capital additions or capital improvements (or series of related capital expenditures, additions or improvements) other than (i) reasonable expenditures for emergency maintenance and repair, or (ii) expenditures in the Ordinary Course of Business;

(h)                                 enter into any collective bargaining agreement;

(i)                                     make or change any material Tax election, change any annual Tax accounting period, change any method of Tax accounting, enter into any closing agreement with respect to any Tax, settle any material amount of Tax claim or any assessment or surrender any right to claim a material Tax refund;

(j)                                    pay, discharge or satisfy any material Claims, Liabilities or obligations except the payment, discharge or satisfaction of (i) liabilities or obligations in the Ordinary Course of Business consistent with past practice or in accordance with the terms thereof as in effect on the date hereof or (ii) Claims settled or compromised to the extent permitted by Section 5.2(k), or waive, release, grant or transfer any rights of material value or accelerate, terminate, modify or change in any material respect any Scheduled Contract or Government Contract required to be listed on Schedule 3.29(a), in each case, other than in the Ordinary Course of Business;

(k)                                 amend, cancel, waive, settle or compromise any Claim, other than (i) Claims in an aggregate amount not in excess of Two Hundred Fifty Thousand Dollars ($250,000); provided, that such settlement documents related to any such settlement do not involve any material non-monetary obligations on the part of any Company Party or Purchaser;

(l)                                     declare, set aside, or pay any dividend or make any distribution with respect to its equity securities (whether in cash or in kind), except for customary distributions for the purpose of the payment of Taxes on equity securities and the Pre-Closing Distribution;

(m)                             sell, lease, license exchange, mortgage, pledge, transfer or otherwise dispose of any of the Assets other than in the Ordinary Course of Business;

(n)                                 enter into any Contract (or series of related Contracts) or Government Contract: (A) that is a teaming agreement or that includes any conflict of interest (other than customary OCI or similar provisions), non-competition or similar provision that would place any material restriction on the parties with which the Company or its Affiliates may do business; (B) in the case of a task order, purchase order or modification to an existing Contract, which is reasonably expected to involve more than Two Hundred Fifty Thousand Dollars ($250,000) in revenues to or expenditures by the Company Parties; (C) in the case of any other new Government Contract, which are reasonably expected to involve more than Two Hundred Fifty Thousand Dollars ($250,000) in revenues to or expenditures by the Company or be for an indefinite delivery indefinite quantity Government Contract; (D) in the case of any Contract that is not a Government Contract, which is reasonably expected to involve more than One Hundred Thousand Dollars ($100,000) in revenues to, expenditures of or liabilities to the Company Parties; or (E) pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any products or technology of the Company Parties;

(o)                                 submit any new Government Bid which, if accepted, would be expected to result in a loss to the Company Parties, or would result in a Government Contract with a backlog value in excess of Two Hundred Fifty Thousand Dollars ($250,000);

(p)                                 issue, incur or guarantee any obligation for Indebtedness, or enter into any “keep well” or other agreement to maintain the financial condition of another Person or make any loans, or advances of borrowed money or capital contributions to, or equity investments in, any other Person, except in the Ordinary Course of Business under existing loan agreements;

(q)                                 except for Permitted Liens, cause or permit any Lien to be imposed upon the Acquired Units or any of its Assets that are material, either individually or in the aggregate, to the Company Parties businesses;

(r)                                    grant any license or sublicense of any rights under or with respect to any Intellectual Property that is material, either individually or in the aggregate, to the businesses of the Company Parties; or

(s)                                   take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in this Section 5.2 without the prior written consent of the Purchaser.

5.3                               Covenants Regarding Potential Breach.  During the Interim Period, the Seller Representative and the Company will give prompt written notice to the Purchaser of the occurrence of any event, or the existence of any fact, circumstance or development of which the Sellers or the Company becomes aware that would reasonably be likely to cause any of the conditions set forth in Section 6.1 not to be satisfied on or before the End Date.  The Company will use commercially reasonable efforts to cure such matter.  Prior to the Closing, the Company may provide to the Purchaser any and all information that supplements the Contracts listed in Sections 3.11(a), 3.12(a), 3.21(a), and 3.29(a)(i)-(iii) of the Disclosure Schedules which (x) reflect only Contracts entered into in the Ordinary Course of Business first existing or occurring following the date of this Agreement, which, if existing or occurring at or prior to the date of this

Agreement, would have been required to be set forth on the Disclosure Schedules, and (y) do not result from any breach of covenant or obligation of the Sellers or the Company in this Agreement, and any such update to a Disclosure Schedule shall be clearly marked as such, shall be delivered to Purchaser in accordance with Section 15 hereof and, upon such delivery, shall be deemed to amend the Disclosure Schedules and be incorporated therein.  Except for updates to the Disclosure Schedules pursuant to the immediately preceding sentence, no disclosure by the Company pursuant to this Section 5.3 shall affect any of the conditions to the Purchaser’s obligations under Section 6.1 or any indemnification rights under Section 9 or any other remedy available to the Purchaser hereunder.

5.4                               Access.  Subject to applicable Law, during the Interim Period, the Company will provide the Purchaser and its Representatives, for the purpose of the continuation of customary due diligence or for any other reasonable purpose, with access to the books and records of the Company Parties, and, subject to the receipt of reasonable prior written notice from the Purchaser, to the Assets, and, with the prior written consent of the Company’s Chief Executive Officer or Chief Financial Officer or their authorized designees (which consent will not be unreasonably withheld or delayed), to the officers, employees, agents and accountants of the Company Parties with respect to matters relating to the business of any Company Party, and will provide the Purchaser and any Purchaser’s Representative with such information concerning the Company Parties, the Units, the Subsidiary Equity Interests, the Assets and Company Parties’ business as the Purchaser and/or any Purchaser’s Representative reasonably may request.  Any information or knowledge obtained in any investigation pursuant to this Section 5.4 that is Confidential Information is subject to Section 5.6.

5.5                               No Negotiations. During the Interim Period, (a) each of the Company, Seller Representatives and Sellers will, and will cause their Representatives to, immediately cease any existing discussion or negotiation with any Persons (other than Purchaser) conducted prior to the date hereof with respect to any proposed, potential or contemplated acquisition of the Acquired Units, the Assets of any Company Party (other than assets disposed of in the Ordinary Course of Business), a Company Party, or the Subsidiary Equity Interests or any merger, consolidation, combination, share exchange, recapitalization, liquidation or dissolution involving the Company Parties (an “Acquisition Transaction”); and (b) each of the Company Parties, Seller Representative and Sellers will refrain, and will cause each Representative of the Company (including the Subsidiaries), Seller Representatives and Sellers to refrain from taking, directly or indirectly, any action (i) to solicit or initiate the submission of any proposal or indication of interest relating to an Acquisition Transaction with any Person (other than Purchaser); (ii) to participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or that may reasonably be expected to lead to, an Acquisition Transaction with any Person (other than Purchaser); (iii) to authorize, engage in, or enter into any agreement or understanding (other than with Purchaser) with respect to an Acquisition Transaction (or any proposal or indication of interest relating thereto); (iv) to merge, consolidate, or combine, or to permit any other Person to merge, consolidate or combine with, any Company Party; or (v) to enter into any letter of intent, memorandum of understanding or other Contract contemplating or otherwise relating to an Acquisition Transaction.  If any proposal or offer for an Acquisition Transaction is received by the Company or any of the Sellers, the Company and the Sellers agree to promptly notify Purchaser in writing, disclose the material terms of any such offer or proposal (including the identity of the prospective purchaser) to Purchaser, and the Company and the

Sellers will notify any prospective purchaser of their obligation hereunder.  For the sake of clarity, the restrictions on the actions of the Company Parties, the Sellers and Representatives of Sellers under this Section 5.5 will also apply to any unsolicited proposal with respect to an Acquisition Transaction.

5.6                               Confidentiality. (i) Prior to the Closing, Purchaser, Sellers, Seller Representative and the Company and (ii) following the Closing, the Sellers, will each keep confidential and not directly or indirectly reveal, report, publish, disclose or transfer any information, other than to their respective Representatives and equityholders (subject to an obligation of confidentiality with respect to such information provided to such equityholders) who have a need to know Confidential Information and prior to the Closing, and in the case of the Sellers both prior to and after the Closing, each will use such Confidential Information solely in connection with the transactions contemplated by this Agreement, and if the transactions contemplated hereby are not consummated for any reason, each will destroy or return to the other, without retaining any copies thereof (except as otherwise required by Law), any schedules, documents or other written information obtained from the other in connection with this Agreement, the negotiations preceding this Agreement, and the transactions contemplated hereby and will cause all of its Representatives to whom it may have disclosed such Confidential Information to do the same.  Notwithstanding the foregoing limitations, no party to this Agreement will be required to keep confidential or return any Confidential Information that (a) is known or available through other lawful sources not bound by a confidentiality obligation, directly or indirectly, with the disclosing party or otherwise prohibited from disclosing such information; (b) is or becomes publicly known or generally known in the industry through no fault of the receiving party or its Representatives; (c) is developed by the receiving party independently of the disclosure by the disclosing party without reliance on the Confidential Information; (d) is required to be disclosed pursuant to Law (including securities laws of any jurisdiction and rules and regulations of any applicable stock exchange and including information provided to any Governmental Authority in connection with the Required Statutory Approvals), provided the other parties are given reasonable prior notice; or (e) relates solely to the income Tax aspects and consequences of the transactions contemplated by this Agreement.

5.7                               No Inconsistent Action.  During the Interim Period, none of the parties hereto will take any intentional action or make any intentional omission (a) which is materially inconsistent with its obligations under this Agreement; (b) that would cause any representation to be untrue or misleading in any material respect; (c) that would make it impossible or impracticable for a condition herein to be satisfied; or (d) that would materially hinder or delay the consummation of the transactions contemplated by this Agreement.

5.8                               Mutual Covenants Regarding Further Action; Efforts.

(a)                                 During the Interim Period, each of the parties will use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable in accordance with the terms of this Agreement, including, using commercially reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to Contracts with the Company and the Purchaser as are necessary for the consummation of the transactions contemplated herein.  In case at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, each party and the proper officers and directors of each party to this Agreement will use commercially reasonable efforts to take all such action.

(b)                                 Without limitation of the foregoing, Purchaser and the Company undertake and agree to, or to cause their ultimate parent entities as that term is defined in the HSR Act to, file as soon as practicable (and in any event not later than seven (7) Business Days after the date hereof), if required by Law, a Notification and Report Form under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”).  The Purchaser and the Sellers shall each pay one half (1/2) of all filing fees related to compliance with the HSR Act in connection with transactions contemplated hereby.  Each party will be responsible for its respective preparation costs and other expenses (including attorneys’ fees) in connection therewith.

(c)                                  Each of Purchaser and the Company shall, in connection with the efforts referenced in Section 5.8(a) and (b) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Regulatory Competition Law, use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any request by the FTC or DOJ for additional information and documents or any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly inform the other party of any material communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding the transactions contemplated by this Agreement; (iii) permit the other party to review, and consider in good faith the other party’s comments regarding, any communication given by it to, or received from, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any such other Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences; provided however, that the parties may comply with this Section 5.8 by designating that certain sensitive information shall only be shared with the respective parties outside legal counsel; and (iv) promptly take reasonable actions to respond to inquiries from the FTC, the DOJ or any other Governmental Authority regarding the legality under any antitrust law of the transactions contemplated by this Agreement; provided, however, that all obligations in this Section 5.8(c) shall be subject to applicable Laws relating to exchange of information and attorney-client communication and privileges. Subject to applicable Law, the parties will consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments and proposals made or submitted to any Governmental Authority.

(d)                                 As soon as practicable after the date of this Agreement, and as required under applicable Law, the Company will prepare and submit to the Defense Security Service (DSS) of the United States Department of Defense and, to the extent applicable, any other cognizant security agency (CSA), a notification of changed conditions, including change of ownership, under the National Industrial Security Program Operating Manual, DoD 5220.22-M (NISPOM) and any applicable CSA security regulations.

(e)                                  During the Interim Period, each of the parties will promptly notify the others in writing of any pending or, to the Knowledge of such party, threatened in writing action, proceeding or investigation by any Governmental Authority or any other Person (i) challenging or seeking damages in connection with the transactions contemplated hereby or (ii) seeking to restrain or prohibit the consummation of the transactions contemplated hereby.

(f)                                   Purchaser and the Company shall use their respective commercially reasonable efforts to obtain, as soon as possible following the date hereof, confirmation from the applicable Governmental Authorities that they will not recommend that the Company’s security clearances be revoked, suspended or downgraded as a result of the consummation of the transactions contemplated by this Agreement.  The Company shall and shall cause its employees to make all filings or notifications or such other actions as are necessary or appropriate in order to prevent the security clearances of the Company and its employees from being revoked, suspended or downgraded.

5.9                               Employee Matters.

(a)                                 Purchaser will use its commercially reasonable efforts, upon consulting with current management of the Company (solely for the period prior to Closing), to provide employees of the Company Parties with such benefits and compensation plans for the remainder of the calendar year in which the Closing occurs that are substantially similar, in the aggregate, to those provided prior to the Closing, but excluding any equity-based compensation or change of control incentives.

(b)                                 Purchaser will make its employee benefit plans and arrangements available to employees of the Company Parties as follows:

(i)                                     Except as otherwise provided in this Section 5.9(b), effective as of the Closing Date, Purchaser shall credit employees of the Company Parties with their period of employment with any and all such Company Parties for eligibility and participation purposes in any “employee welfare plan” (as such term is defined by Section 3(3) of ERISA) maintained by Purchaser or one of its subsidiaries for which such employees are eligible to the same extent such service was credited with a Company Party provided that nothing herein shall operate to result in a duplication of benefits.

(ii)                                  Effective as of the Closing Date, Purchaser shall treat such employees’ prior service with any and all Company Parties as service with Purchaser for purposes of eligibility and benefit computation for satisfying the applicable waiting period for benefits and benefit computation under Purchaser’s short-term disability and long-term disability plans.

(iii)                               Notwithstanding anything in this Section 5.9(b) to the contrary, the parties agree and understand that all service with any and all Company Parties prior to the Closing Date shall be credited for purposes of satisfying the eligibility, participation and benefit computation requirements of any severance pay plan, program, or arrangement offered by Purchaser.

(iv)                              Prior to the Closing, Purchaser and Company shall complete and furnish to each other such other employee data as shall be reasonably required from time to time for each party to perform and fulfill its obligations under this Section 5.9.

(v)                                 Nothing contained in this Section 5.9(b) shall obligate Purchaser or any Company Party to continue the employment of any employee for any period of time after the Closing Date, and this Section 5.9(b) shall not be construed to limit the ability of Purchaser or any of the Company Parties to terminate the employment of any individual following the Closing Date in accordance with applicable law and any pre-existing contractual relationship.

5.10                        Director & Officer Insurance.

(a)                                 The Purchaser agrees that all rights to indemnification or liability exculpation for acts or omissions occurring on or prior to the Closing Date based on provisions in the Company Parties’ Charter and Governing Documents existing as of the date of this Agreement (collectively, the “D&O Obligations”) shall survive for a period of six (6) years after the Closing.  Subject to the foregoing, Purchaser may, from and after the Closing, cause the Company or any Subsidiary to merge, dissolve or reorganize.

(b)                                 Immediately prior to the Closing, the Company, on behalf of itself and the Subsidiaries, will have purchased a six (6) year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company Parties with respect to matters arising on or before the Closing Date, including the transactions contemplated hereby (the “Tail Policy”).  The Purchaser covenants and agrees to not cancel, redeem or take any action that would adversely affect the terms and conditions of the Tail Policy.

(c)                                  Notwithstanding anything to the contrary contained herein, no current and former officer, director or similar functionary of any Company Party that is a Seller under this Agreement and his or her heirs and representatives shall be entitled to indemnification pursuant to the D&O Obligations with respect to any claim(s) to the extent such claim is the result of such individual’s action or inaction which constitutes or results in a breach of the Company’s or the Sellers’ representations, warranties or covenants and agreements in this Agreement or any Transaction Document.

5.11                        R&W Insurance.  The parties acknowledge that, as of the date hereof, the Purchaser has obtained a conditional binder to the R&W Insurance Policy, attached hereto as Exhibit D, and that a true and correct copy of such conditional binder has been provided to the Company.  Prior to the Closing, the Purchaser, shall use commercially reasonable efforts to take all action necessary to obtain and bind the R&W Insurance Policy on the same terms and conditions as set forth in Exhibit D, except as consented to by the Company in writing; provided, that the Purchaser agrees that it shall not seek to make, enter into, or consent to, any amendment or modification to the R&W Insurance Policy with respect to the subrogation provisions or provisions that limit or restrict coverage or the ability of Purchaser to assign its rights thereunder without the Seller Representative’s prior written consent.  The Sellers and the Company shall cooperate with Parent’s efforts and provide assistance as reasonably required by Purchaser to obtain and bind the R&W Insurance Policy.  Prior to the Closing, Purchaser shall pay or cause to be paid, all costs and expenses related to the R&W Insurance Policy, including the total premium, underwriting costs, brokerage commissions, Taxes related to such policy and other fees and expenses of such policy; provided, that, the portion of the premium for the R&W Insurance Policy and such costs and expenses equal to or less than Five Hundred Thousand Dollars ($500,000) shall be a Company Party Transaction Expense hereunder.  The Purchaser covenants and agrees not to cancel or terminate the R&W Insurance Policy (except for the expiration of the R&W Insurance Policy in accordance with its terms) and to use commercially reasonable efforts to seek and procure recovery under the R&W Insurance Policy for any Losses except to the extent such Losses are not covered under the R&W Insurance Policy in accordance with its terms.

5.12                        Closing Date Actions.  Purchaser covenants that it will not and will not cause or permit any Company Party to (i) take any action on the Closing Date other than in the Ordinary Course of Business of the Company prior to the Effective Time, (ii) on the Closing Date, distribute Cash or any other Assets of any Company Party, make dividends, incur Indebtedness that would affect Net Working Capital on the Closing Date or make cash payments to, incur Liabilities from or enter into transactions with, Purchaser or an Affiliate of Purchaser or with any other Person that is not in the Ordinary Course of Business consistent with past practice of the Company Parties prior to the Effective Time; or (iii) take or fail to take any action that would result in a reduction of, or a decrease in, or otherwise affect Final Net Working Capital on the Closing Date except for payments by the Company in the Ordinary Course of Business consistent with past practice of the Company prior to the Effective Time or as expressly contemplated by this Agreement.

5.13                        Non-Solicitation of Employees.

(a)                                 As an inducement to Purchaser to enter into this Agreement, from the date hereof until the second anniversary of the Closing Date, except as set forth on Schedule 5.13, without the prior written consent of Purchaser, no Seller, any Seller Subsidiary of a Seller affiliated with Snow Phipps Group, or Sellers who are officers of the Company (other than Todd Stottlemyer and Thomas Weston, Jr., who shall be bound by the terms of their employment agreements) will (i) hire any employee of any Company Party, or (ii) solicit, induce, attempt to solicit or induce, or otherwise encourage any employee of Purchaser or its Affiliates (including any Company Party) to terminate, reduce or otherwise alter his or her employment or engagement with Purchaser or any of its Affiliates or enter into an employment, consulting, independent contractor or similar relationship with any other Person; provided, however, the foregoing clauses (i) and/or (ii) shall not preclude the Sellers or any of their Affiliates or Representatives from (A) making general or public solicitations not targeted at employees of Purchaser or its Affiliates or (B) hiring employees of Purchaser or its Affiliates that respond to such general or public solicitation.

(b)                                 The parties agree that the restrictions set forth in this Section 5.13 are reasonable and completely severable and independent, and any invalidity or unenforceability of this Agreement with respect to any one area or any one restriction in this Section 5.13 shall not render this Agreement unenforceable as applied to any one or more of the other areas or other restrictions herein.

(c)                                  The parties acknowledge that the restrictions set forth in this Section 5.13 are necessary for the protection of Purchaser and its Affiliates and that any breach thereof may cause such Persons irreparable damage, that such Person’s remedies at law in the event of such breach would be inadequate, and that, accordingly, Purchaser shall be entitled to the issuance by a court of competent jurisdiction of a temporary, preliminary, or permanent injunction in favor of such Person enjoining the breach or threatened breach of such restrictions.  The foregoing provision shall not constitute a waiver of any other remedies that Purchaser may have in law or in equity.

5.14                        Seller Release.  Effective as of the Closing, each Seller, on behalf of itself and its Representatives, Affiliates, successors and assigns (collectively, the “Releasing Parties”), irrevocably and unconditionally waives and releases any and all rights with respect to, and releases, forever acquits and discharges the Company Parties and their Affiliates, Representatives, successors and assigns (the “Released Parties”) with respect to, any and all claims, demands, charges, complaints, obligations, causes of action, suits, liabilities, indebtedness, sums of money, covenants, agreements, instruments, contracts (written or oral, express or implied), controversies, promises, fees, expenses (including attorneys’ fees, costs and expenses), damages and judgments, at law or in equity, in contract or tort, in the United States, state, foreign or other judicial, administrative, arbitration or other proceedings, of any nature whatsoever, known or unknown, suspected or unsuspected, previously, now or hereafter arising, in each case which arise out of, are based upon or are connected with facts or events occurring or in existence on or prior to the Closing (the “Released Claims”); provided, however, that in no event shall the foregoing release apply with respect to (i) any obligations of any Released Party set forth in this Agreement or in any Transaction Document (including the indemnification obligations set forth in Section 9 of this Agreement), subject to the limitations and conditions provided in this Agreement or such applicable Transaction Document, (ii) any indemnification or similar obligations of the Company Parties existing as of the date of this Agreement to any of the Releasing Parties in their capacities as directors or officers under the Charter and Governing Documents of the Company Parties, under applicable law or the Contracts set forth on Schedule 5.14, (iii) any rights or claims arising prior to the Closing for employment or consulting compensation, employee benefits, or expense reimbursement unpaid as of the Closing under the Contracts set forth on Schedule 5.14 and (iv) to the extent arising prior to the Closing, the obligations of any insurer (other than the Company Parties, including with respect to self-insurance) under any insurance policy.  Each Seller represents and warrants that Seller has not assigned or otherwise transferred any right or interest in or to any of the Released Claims.

5.15                        Termination of Affiliate Arrangements.  Effective as of the Closing, except for this Agreement and any Contracts set forth on Schedule 5.15, the Company Parties shall terminate, or cause to be terminated, any Contracts between any Company Party, on the one hand, and any Affiliate of the Company Parties, on the other hand, in full without any consideration or further liability to any Company Party and the Company shall deliver to Purchaser evidence of such termination in a form and substance reasonably acceptable to Purchaser.

5.16                        Obligations Related BCA Purchase Agreement. The Company agrees that it will use commercially reasonable efforts to cause the Holdback Amount (as defined in the BCA Purchase Agreement) held by ITEQ Holding Company, Inc. (“ITEQ”) in connection with that certain Stock Purchase Agreement by and among ITEQ, Classic Affiliated Companies, Inc., Business Computer Applications, Inc. and the other parties named therein dated as of December 31, 2013 (the “BCA Purchase Agreement”) to be placed into an escrow account pursuant to the terms of an escrow agreement (the “BCA Escrow Agreement”) reasonably satisfactory to Purchaser on or prior to the closing of the transactions contemplated by this Agreement.

5.17                        Financial Statements.

(a)                                 As soon as reasonably practicable, but in no event later than twenty-three (23) days after the end of each calendar month during the period from the date hereof to the Closing, the Company shall provide Purchaser with (i) unaudited monthly financial statements and (ii) operating or management reports (such reports to be in the form prepared by the Company in the Ordinary Course of Business) of the Company Parties for such preceding month.

(b)                                 The Company and Sellers shall (i) cause the financial statements of the Company Parties, on a consolidated basis, as of and for the fiscal year ended December 31, 2014 (the “2014 Financial Statements”) to be audited by Aronson LLC in compliance with GAAP and delivered to Purchaser no later than March 31, 2015 and (ii) prior to the Closing, use commercially reasonable efforts to provide reasonable assurance to Purchaser that Aronson LLC will provide consent to the inclusion of its audit report with respect to 2014 Financial Statements in any filing required to be made by Purchaser or its Affiliates with the Securities and Exchange Commission.

(c)                                  The financial statements delivered pursuant to this Section 5.17 shall be deemed incorporated into the definition of “Financial Statements” as applicable for all purposes of determining the truth of the representations and warranties of the Company and Sellers made as of the Closing Date pursuant to Sections 6.1(a) and 7.1(d).

5.18                        Copy of Virtual Data Room and Electronic Files.  On the Closing Date, the Company will deliver to Purchaser on one or more USB electronic storage devices, a complete and accurate (as of the date of delivery) electronic copy of its virtual data room (“VDR”) hosted by Merrill Corporation with respect to the transactions contemplated by this Agreement.  The Company will cause Merrill Corporation to continue to provide Purchaser and its representatives with access thereto until the Closing.  Neither the Company nor Sellers make any representation or warranty of any kind, express or implied, regarding the validity, accuracy or completeness of any information in such VDR or the electronic copy of such VDR except as expressly set forth in this Agreement; provided, however, to the extent this Agreement or the Disclosure Schedules makes reference to an item that is provided in the VDR, Purchaser shall be entitled to rely on the copy therein as a valid, true, accurate and complete copy thereof.

5.19                        Certain Covenants. The parties further covenant and agree as set forth on Schedule 5.19.

6.                                      CLOSING CONDITIONS

6.1                               Conditions to Purchaser’s Obligations.  The obligations of the Purchaser to consummate the transactions contemplated hereunder are subject to the satisfaction or waiver of each of the following conditions on or prior to the Closing Date:

(a)                                 Representations and Warranties. (i) The Fundamental Representations shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and (ii) all of the other representations and warranties of the Sellers and Company contained in this Agreement and the other Transaction Documents shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein) as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties that are specifically made as of a particular calendar date, which shall be so true and correct as of such date), except in each case in this clause (ii) where the failure of such representations and warranties to be so true and correct has not had or would not reasonably be expected to have, individually or in the aggregate a Material Adverse Effect.

(b)                                 Compliance with Covenants. All of the agreements and covenants to be complied with and performed by the Sellers and the Company on or before the Closing Date will have been duly complied with and performed in all material respects.

(c)                                  Closing Deliverables.  On the Closing Date, the Sellers and the Company will have delivered or caused to be delivered to the Purchaser the duly executed Closing deliverables, as specified in Section 7.1 hereof.

(d)                                 Government Consents, Approvals and Waivers. The parties will have received the Required Statutory Approvals and the consents, Permits, approvals and waivers of any Governmental Authority set forth on Schedule 6.1(d).

(e)                                  Absence of Litigation.  As of the Closing, no Law will have been adopted, promulgated, entered, enforced or issued by any Governmental Authority, nor will any Claim by (a) any Governmental Authority or (b) by any other Person, be pending before any court, Governmental Authority or arbitrator, which, in the case of clause (a) and/or (b), if successful, would enjoin, restrain, or prohibit the consummation of the transactions contemplated by this Agreement or any Transaction Document; provided, however, that in the case of clause (b) except where any such Claim, if successful, would not reasonably be expected to have a Material Adverse Effect or would not otherwise reasonably be expected to result in a failure of a condition set forth in Section 6.1 hereto; and provided, further, that this condition may not be invoked by the Purchaser if any such Claim was initiated by or at the direction of the Purchaser.

(f)                                   No Material Adverse Effect.  Since the date hereof, there will have been no occurrence of any fact, event or circumstance which has had or would reasonably be expected to have a Material Adverse Effect.

(g)                                  Audited 2014 Financial Statements.  The Company shall have delivered to the Purchaser, on the later of March 31, 2015 or five (5) Business Days prior to the

Closing Date, audited 2014 Financial Statements, all reported on by Aronson LLC (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such financial statements have been prepared in accordance with GAAP, consistently applied throughout the periods indicated, and present fairly in all material respects the consolidated financial condition and results of operations, of the Company Parties (taken as a whole) as of the dates and for the periods referred to therein.

6.2                               Conditions to the Company’s and Sellers’ Obligations.  The obligations of the Company and Sellers to consummate this Agreement and Closing of the transactions contemplated hereunder are subject to the satisfaction or waiver of each of the following conditions on or prior to the Closing Date:

(a)                                 Representations and Warranties. Except where all such failures to be so true and correct do not have, or would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, all of the representations and warranties of the Purchaser contained in this Agreement shall be true and correct as of the Closing Date; provided, that those representations and warranties that are specifically made as of a particular calendar date shall be so true and correct as of such date.

(b)                                 Compliance with Covenants. All of the agreements and covenants to be complied with or performed by the Purchaser on or before the Closing Date will have been duly complied with and performed in all material respects.

(c)                                  Closing Deliverables. On the Closing Date, the Purchaser will have delivered or caused to be delivered to the Company, or other applicable third parties, duly executed Closing deliverables, as specified in Section 7.2 below.

(d)                                 Government Consents, Approvals, and Waivers. The parties will have received the Required Statutory Approvals and the consents, Permits, approvals and waivers of any Governmental Authority set forth on Schedule 6.1(d).

(e)                                  Absence of Litigation.  As of the Closing, no Law will have been adopted, promulgated, entered, enforced or issued by any Governmental Authority, nor will any Claim by any Governmental Authority be pending before any court, Governmental Authority or arbitrator, which, if successful, would enjoin, restrain, or prohibit the consummation of the transactions contemplated by this Agreement or any Transaction Document; provided, however, that this condition may not be invoked by the Company if any such Claim was initiated by or at the direction of the Company.

7.                                      CLOSING DELIVERABLES

7.1                               Closing Documents to be Delivered by the Company and Sellers.  At the Closing, the Company and/or Sellers, as appropriate, will deliver to Purchaser:

(a)                                 assignments, representing all of the Acquired Units, duly endorsed and otherwise in form acceptable for transfer on the books of the Company and reasonably acceptable to Purchaser;

(b)                                 minute books and records of the proceedings of the Company Parties;

(c)                                  (i) a copy of resolutions of the Company’s board of directors authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and (ii) a copy of the Charter and Governing Documents, all as certified as being current and complete by the Company Secretary;

(d)                                 a certificate executed by an authorized executive officer of the Company and by the Seller Representative attesting that the Company and the Sellers have complied with all conditions set forth in Section 6.1(a) and (b) hereof (as such conditions are applicable to the Company and the Sellers, respectively);

(e)                                  certificates of good standing with respect to each Company Party issued by the state of the applicable jurisdiction of organization and for each state in which each Company Party is qualified to do business as a foreign corporation, dated no earlier than ten (10) days prior to the Closing Date;

(f)                                   the Escrow Agreement executed by the Seller Representative, and all documents required by the Escrow Agent thereunder;

(g)                                  the Flow of Funds Memorandum executed by the Company and the Seller Representative;

(h)                                 evidence of removal or satisfaction of any guarantee by any Company Party of any indebtedness of any other Person;

(i)                                     payoff letters and evidence of the release of all Liens with respect to the Indebtedness to be paid at Closing pursuant to Section 1.2, in form and substance reasonably satisfactory to Purchaser;

(j)                                    a copy of the UAR Termination Notice delivered to each UAR Holder;

(k)                                 evidence of termination of the Management Plan;

(l)                                     resignations and releases effective immediately following the Closing of the directors/managers and officers of each Company Party set forth on Schedule 7.1(l);

(m)                             evidence of termination of Contracts with Affiliates of the Company Parties pursuant to Section 5.15;

(n)                                 a written certificate with respect to, and duly executed by, each Seller, certifying that such Seller is not a foreign person within the meaning of Treasury Regulation section 1.1445-2(b) and complying with the requirements of said Treasury Regulation;

(o)                                 a comfort letter executed by the administrator of the VDR, dated as of the Closing Date, advising that the content of the USB electronic storage devices delivered pursuant to Section 5.18 contains all of the documents for the VDR hosted by the administrator as of the Closing Date;

(p)                                 the BCA Escrow Agreement, in a form reasonably satisfactory to Purchaser, duly executed by all parties thereto;

(q)                                 a copy of the R&W Insurance Policy that has been issued and is in full force and effect; and

(r)                                    a cancellation and release agreement in a form reasonably satisfactory to Purchaser, duly executed by each of the Class B Unit Holders;

(s)                                   such other documents and agreements to effectuate the transactions contemplated by this Agreement as Purchaser may reasonably request.

7.2                               Closing Documents to be Delivered by Purchaser.  At the Closing, Purchaser will deliver to the Company, the Sellers, the Seller Representative and/or applicable third parties (as set forth below):

(a)                                 the Closing Purchase Price as provided in Section 1.2 hereof to the Company, the Sellers and applicable third parties;

(b)                                 to the Company and the Seller Representative, a certificate dated as of the Closing Date and signed by Purchaser’s secretary (or equivalent) certifying and attaching: (i) copies of resolutions of Purchaser’s board of directors (or other governing body) authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and (ii) copies of the Charter and Governing Documents of Purchaser;

(c)                                  to the Company and the Seller Representative, a certificate executed by the Purchaser attesting that it has complied with all conditions set forth in Section 6.2(a) and (b) hereof or indicating with specificity any respects in which those conditions have not been complied with, in a form reasonably satisfactory to the Seller Representative;

(d)                                 the Escrow Agreement executed by Purchaser and the Escrow Agent;

(e)                                  the Flow of Funds Memorandum executed by Purchaser; and

(f)                                   a copy of R&W Insurance Policy that has been issued and is in full force and effect.

7.3                               Other Closing Documents.  The parties also will execute such other documents and perform such other acts, before and after the Closing, as may be reasonably necessary for the implementation and consummation of this Agreement.

8.                                      TERMINATION

8.1                               Termination.  This Agreement may be terminated at any time prior to the Closing Date only as follows:

(a)                                 by mutual written agreement of Company, the Seller Representative (on behalf of the Sellers), and Purchaser;

(b)                                 by the Seller Representative (on behalf of the Sellers) and the Company, if the Closing has not occurred on or before the date that is seventy-five (75) days after the date of this Agreement (the “End Date”); provided, that such failure is not due to a failure of the Company or the Sellers to perform any of their respective obligations under this Agreement;

(c)                                  by the Purchaser, if the Closing has not occurred on or before the End Date, provided, that such failure is not due to a failure of Purchaser to perform any of its obligations under this Agreement;

(d)                                 by the Seller Representative (on behalf of the Sellers) and the Company, if Purchaser has committed a breach of any provision of this Agreement that would result in a failure of a condition set forth in Section 6.2, which breach (i) is not cured within thirty (30) days following Purchaser’s receipt of notice of such breach or (ii) such breach is not capable of being cured prior to the End Date; provided, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to the Seller Representative nor the Company, if any of the Sellers or the Company is in breach of any representation, warranty, covenant or agreement contained in this Agreement that would result in a failure of a condition set forth in Section 6.1;

(e)                                  by Purchaser, if any of the Sellers or the Company have committed a breach of any provision of this Agreement that would result in a failure of a condition set forth in Section 6.1, which breach (i) is not cured within thirty (30) days following receipt by the Seller Representative or the Company of written notice of such breach or (ii) such breach is not capable of being cured prior to the End Date; provided, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to Purchaser, if Purchaser is in breach of any representation, warranty, covenant or agreement contained in this Agreement that would result in a failure of a condition set forth in Section 6.2; or

(f)                                   by either the Purchaser, on the one hand, or the Seller Representative (on behalf of the Sellers) and the Company, on the other hand, if an order, statute, law, ordinance, regulation, decree, ruling, judgment, injunction or other action has been entered by any Governmental Authority of competent jurisdiction permanently restraining, enjoining or otherwise limiting or prohibiting the consummation of the transactions contemplated by this Agreement and such order, decree, ruling, judgment or injunction has become final and non-appealable.

8.2                               Effect of Termination.  If this Agreement is terminated as provided in Section 8.1, all further obligations under this Agreement will terminate and no party hereto will have any liability in respect of the termination of this Agreement; provided, however, that (a) the confidentiality obligations of Purchaser, Sellers and Company described in Section 5.6, this Section 8.2, Sections 11 through 21 and Sections 23 through 26 will survive any such termination and (b) no such termination will relieve any party from liability for fraud or for any willful breach of any representation, warranty, covenant or agreement set forth in this Agreement prior to such termination and in the event of fraud or such willful breach the parties hereto will be entitled to exercise any and all remedies available under law or equity in accordance with this Agreement.

9.                                      INDEMNIFICATION

9.1                               Survival of Representations, Warranties and Covenants.  The representations and warranties contained in this Agreement and all covenants (other than those that have been waived in writing for all purposes) or agreements required to be performed at or prior to the Closing, will survive the execution and delivery hereof and the Closing, and, after the Closing (a) the Fundamental Representations, Fraud-Type Claims, representations and warranties of the Company with respect to Taxes and Benefit Plans, and covenants or agreements required to be performed following the Closing shall survive until the sixtieth (60th) day following the applicable statute of limitations; (b) the representations and warranties set forth in Section 3.20 (Environmental Matters) shall survive until the date that is three (3) years after the Closing Date; (c) the representations and warranties set forth in Section 3.29(o) (CAS Compliance) and Section 3.29(p) (Rate Adjustments) shall survive until the sixth (6th) anniversary of the Closing Date and (d) all other representations and warranties and covenants or agreements required to be performed at or prior to the Closing will survive until the date that is eighteen (18) months after the Closing Date (the expiration of such time period in (a) through (d), as applicable, the “Survival Date”); provided, however, that if, at any time prior to 11:59 p.m. (ET) on the applicable Survival Date a notice (an “Indemnity Claim Notice”) is delivered alleging Losses and a claim for recovery in accordance with Section 9.3(a) in reasonable detail, then the claim asserted in such Indemnity Claim Notice shall survive the Survival Date until such claim is fully and finally resolved.

9.2                               Indemnification.

(a)                                 Subject to the provisions of this Section 9, from and after the Closing, the Sellers, severally and not jointly, shall indemnify, defend and hold harmless the Purchaser, the Company Parties and their respective Representatives (the “Purchaser Indemnified Parties”) from and against any and all Losses incurred or sustained by such Persons, or any of them, as a result of, or with respect to or in connection with:

(i)                                     any inaccuracy or breach of any representation or warranty of the Company or Sellers contained in this Agreement or any of the Transaction Documents; provided, that for purposes of determining the existence of any inaccuracy or breach or the amount of Losses arising out of or resulting from any such inaccuracy or breach of a representation or warranty of the Company or Sellers, all references to materiality or Material Adverse Effect therein shall be disregarded, except, however, the foregoing proviso shall not apply for purposes of determining the existence of any inaccuracy or breach or the amount of Losses arising out of or resulting from any such inaccuracy or breach of the representations or warranties of the Company set forth in

Section 3.12(a)(xii), the third sentence of Section 3.14, Section 3.18(f)(i), the second sentence of Section 3.21(a) and Section 3.32(b);

(ii)                                  any non-fulfillment or breach by the Sellers or, prior to the Closing, the Company, of any covenant or obligation applicable to it contained in this Agreement or any of the Transaction Documents;

(iii)                               (A) any Company Party Transaction Expenses or Indebtedness not paid prior to or at the Closing to the extent that such amounts are not reflected in the calculation of Estimated Net Working Capital contained in the Flow of Funds Memorandum, and (B) any other inaccuracy in the amounts reflected in the Flow of Funds Memorandum;

(iv)                              the matter set forth on Schedule 9.2(a)(iv); and

(v)                                 payments made by the Purchaser or any Company Party in respect of any D&O Obligations, to the extent not reimbursed or reimbursable by the Tail Policy.

(b)                                 Subject to the provisions of this Section 9, from and after the Closing, the Purchaser shall indemnify, defend and hold harmless the Seller Representative, the Sellers, and their respective Representatives from and against any and all Losses incurred or sustained by such Persons, or any of them, directly or indirectly, as a result of, or with respect to or in connection with:

(i)                                     any inaccuracy or breach of any representation or warranty of the Purchaser contained in this Agreement or any of the Transaction Documents; or

(ii)                                  any non-fulfillment or breach by Purchaser or (from and after the Closing, the Company), of any covenant or obligation applicable to them contained in this Agreement or any of the Transaction Documents.

(c)                                  Notwithstanding the foregoing, solely for purposes of this Section 9.2, Transaction Documents shall not include the documents or agreements contemplated by Section 7.1(s) unless otherwise agreed in writing by the parties.

9.3                               Indemnification Claims.

(a)                                 Claims for Indemnification.  In order to seek indemnification under Section 9.2, the party claiming indemnification (the “Indemnified Party”) shall deliver an Indemnity Claim Notice to the party from whom the indemnification is sought (each, an “Indemnifying Party” and collectively, the “Indemnifying Parties”) (which if the Indemnified Party is a Purchaser Indemnified Party, such Indemnity Claim Notice shall specify in reasonable detail the nature and good faith estimate based on information then available to the Indemnified Party of the amount of any such Claim and be sent to the Seller Representative and the Escrow Agent) at any time on or before 11:59 p.m. (ET) on the applicable Survival Date; provided, that so long as such Indemnity Claim Notice is given within such time period, the failure to promptly provide such notice shall not affect the rights of such Indemnified Parties to indemnification pursuant to this Section 9 except to the extent that the Indemnifying Party shall have been actually and materially prejudiced thereby.  If the Indemnified Party is a Purchaser Indemnified Party, then unless the Seller Representative shall have delivered an Objection Notice pursuant to Section 9.3(b), and subject in all events to the limitations under this Section 9 (including Section 9.4 hereof) the amount of the claim specified in the Indemnity Claim Notice shall be paid to the Indemnified Party in accordance with Section 9.3(c)(iii).

(b)                                 Objections to Claims for Indemnification.  No payment shall be made under Section 9.3(a) if the Indemnifying Party shall object in a written statement to the claim made in the Indemnity Claim Notice (an “Objection Notice”), and such Objection Notice shall have been delivered to the Indemnified Party, and the Escrow Agent if the Indemnified Party is a Purchaser Indemnified Party, prior to 11:59 p.m. (ET) on the twentieth (20th) day after the Indemnifying Party’s receipt of the Indemnity Claim Notice.

(c)                                  Resolution of Conflicts; Recourse.

(i)                                     If the Indemnifying Party delivers an Objection Notice in accordance with Section 9.3(b), Seller Representative and Purchaser shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims.  If the Indemnified Party is a Purchaser Indemnified Party and if Seller Representative and Purchaser should so agree, joint written instructions setting forth such agreement, including the amounts Seller Representative and Purchaser agree should be released from the Indemnity Escrow Account, shall be prepared and signed by both parties and furnished to the Escrow Agent.  The Escrow Agent shall be entitled to rely on any such joint written instructions and make distributions from the Indemnity Escrow Account in accordance with the terms thereof.

(ii)                                  At any time following delivery of an Objection Notice pursuant to Section 9.3(b) or in the event of any dispute arising pursuant to Section 9, either Purchaser or the Seller Representative may pursue any and all legal or equitable remedies available to them under applicable Law, and the Escrow Agent shall only distribute funds thereafter pursuant to joint written instructions as described in Section 9.3(c)(i) or a final, non-appealable court order from a court of competent jurisdiction

(iii)                               With respect to any Losses for which a Purchaser Indemnified Party is entitled to indemnification under Section 9.2(a)(i) or Section 10.3(b), (A) such Losses (in excess of the Threshold Amount, if applicable) shall be satisfied first from the Indemnity Escrow Account to the extent of such Indemnity Escrow Amount, (B) second, such Losses (in excess of the Threshold Amount, if applicable, and the amount paid from Indemnity Escrow Account) shall be satisfied from recoveries under the R&W Insurance Policy, to the extent the Purchaser Indemnified Party obtains such recoveries after exercising commercially reasonable efforts to seek and procure such recoveries; provided, that Purchaser shall have no obligation to seek recovery under the R&W Insurance Policy if and to the extent that the R&W Insurance Policy does not cover such Losses and (C) third, such Losses (in excess of the Threshold Amount, if applicable, and the amount paid from the Indemnity Escrow Account and the recoveries received under the R&W Insurance Policy, if any, following the exercise of the commercially reasonable efforts described in the immediately foregoing clause (B)), shall be paid by each Seller, severally and not jointly, pro rata (calculated based on such Seller’s applicable Indemnity Percentage).

(iv)                              Any (A) Losses in excess of the Threshold Amount, if any, for which a Purchaser Indemnified Party is entitled to indemnification under Section 9.2(a)(i) or Section 10.3(b) that are not covered under the R&W Insurance Policy according to its terms or (B) Losses under Section 9.2(a)(ii)-(v), shall be paid (i) first, from the Indemnity Escrow Account to the extent of such Indemnity Escrow Amount and (ii) second, to the extent that the Indemnity Escrow Account has been fully depleted, by each Seller, severally and not jointly, pro rata (calculated based on such Seller’s applicable Indemnity Percentage).

(d)                                 Third-Party Claims.  In the event any Indemnified Party becomes aware of a third party claim (a “Third Party Claim”) which such Indemnified Party reasonably believes may result in a demand for indemnification pursuant to this Section 9 (it being understood and agreed that knowledge of employees of the Company Parties as of the Closing with respect to facts or circumstances prior to the Closing will not be imputed to Purchaser or its Affiliates for this purpose), such Indemnified Party shall promptly provide written notification (a “Third Party Claim Notice”) to the Indemnifying Party (which if the Indemnified Party is a Purchaser Indemnified Party, such Third Party Claim Notice shall be sent to Seller Representative and the Escrow Agent) of such claim after it becomes aware of such Third Party Claim specifying the nature of such Third Party Claim and the amount or estimated amount thereof, together with copies of all notices and documents (including court papers) served on or received by such Indemnified Party, which notice must be identified as a “Third Party Claim Notice”; provided, that the failure to promptly provide such notice shall not affect the rights of such Indemnified Parties to indemnification pursuant to this Section 9 except to the extent that the Indemnifying Party shall have been materially prejudiced thereby.  The Indemnifying Party shall have thirty (30) days after receipt of a Third Party Claim Notice to assume by written notice to the Indemnified Party (which shall include the acknowledgement of the Indemnifying Party of its obligation to indemnify the Indemnified Party fully in respect of such Third Party Claim in accordance with this Agreement and subject to the limitations set forth in this Section 9 (including Section 9.4), as applicable), the entire control of the defense, compromise or settlement of such claim or demand (including the selection of counsel), subject to the right of the Indemnified Party to participate (with counsel of its choice, but the fees and expenses of such additional counsel shall solely be at the expense of the Indemnified Party; provided, that the fees and expenses of such counsel shall be borne by the Indemnifying Party, if based on the reasonable opinion of counsel to the Indemnified Party, an actual conflict exists between the Indemnified Party and the Indemnifying Party in connection with such Third Party Claim); and provided, further, that the Indemnifying Party will not be entitled to control, and the Indemnified Party will be entitled to have control over, the defense or settlement of any Third Party Claim (and the cost of such defense and any Losses with respect to such Third Party Claim shall constitute an amount for which the Indemnified Party is entitled to indemnification hereunder) if (i) the Third Party Claim involves a criminal proceeding, action, indictment, allegation or investigation or a Fraud-Type Claim, (ii) if the Third Party Claim seeks injunctive or equitable relief, (iii) the Third Party Claim may result in suspension of debarment of Purchaser or any Company Party by a Governmental Authority or (iv) the Third Party Claim has reasonable likelihood of resulting in Losses that, at the time of such Third Party Claim, would exceed by more than twenty percent (20%) the aggregate amounts to which such Indemnified Party is entitled with respect to such claim under Section 9.4(b) below.  The Indemnifying Party will not compromise or settle any such action, suit, proceeding, claim or demand without the prior written consent of the Indemnified Party, unless, after consultation with the Indemnified Party, (x) such settlement is solely for the payment of money and does not impose any injunctive or equitable relief against the Indemnified Party nor require any admission or acknowledgement of liability or fault of the Indemnified Party, (y) the Indemnifying Party makes such payment in full (irrespective of any limitations contained herein) and (z) the Indemnified Party receives an unconditional release from all liabilities and obligations with respect to such matter, with prejudice. If the Indemnifying Party does not assume the defense of a Third Party Claim within thirty (30) days after receipt of the Third Party Claim Notice (or ceases in good faith and with reasonable diligence to continue the defense of such Third Party Claim), then the Indemnified Party shall have the right to control of the defense, compromise or settlement of such Third Party Claim (including the selection of counsel) without waiving any right to indemnity therefor pursuant to this Agreement, subject to the right of the Indemnifying Party to participate (with counsel of its choice, but the fees and expenses of such additional counsel shall solely be at the expense of the Indemnifying Party), and the Indemnified Party will not compromise or settle any such action, suit, proceeding, claim or demand without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.  The party hereto that is not conducting the defense shall provide the party conducting the defense and its counsel with reasonable access during normal business hours to such party’s records and personnel relating to any Third Party Claim and shall otherwise reasonably cooperate with the party conducting the defense in the defense or settlement thereof.

9.4                               Thresholds and Limitations on Indemnity; Remedy.

(a)                                 Notwithstanding any provision of Section 9 to the contrary, except as set forth in the second and third sentences of this Section 9.4(a), a Purchaser Indemnified Party may not recover any Losses under Section 9.2(a)(i) unless and until the aggregate amount of Losses incurred by the Purchaser Indemnified Parties exceeds in the aggregate, One Million Five Hundred Thousand Dollars ($1,500,000) (the “Threshold Amount”), in which case, subject to the provisions of this Section 9 (including Section 9.4(b)), such Purchaser Indemnified Party shall be entitled to recover all Losses so incurred in excess of the Threshold Amount.  Notwithstanding the foregoing or any other provision in Section 9 to the contrary, where the aggregate amount of Losses related to any individual items or aggregated items arising out of the same or similar facts, events or circumstances for which a Purchaser Indemnified Party could otherwise seek indemnification under this Section 9 does not exceed Twenty Five Thousand Dollars ($25,000) (the “Minimum Claim Threshold”), such individual items or aggregated items shall not count toward the Threshold Amount as Losses for purposes of, or otherwise be subject to indemnification under this Agreement.  The parties acknowledge and agree that the foregoing limitations with respect to the Threshold Amount and the Minimum Claim Threshold do not apply to Losses or claims arising out of or relating to (i) an inaccuracy in or a breach of the Fundamental Representations, (ii) Fraud-Type Claims, (iii) Taxes or Benefit Plans or (iv) indemnification pursuant to Section 9.2(a)(ii)-(v).

(b)                                 Limitations on Indemnity.  Notwithstanding any provision of Section 9 or Section 10.3(b) to the contrary, except as set forth in the second sentence of this Section 9.4(b), with respect to Losses for which a Purchaser Indemnified Party is entitled to indemnification pursuant to Section 9.2(a)(i) and Section 10.3(b), the Sellers in the aggregate shall not have liability pursuant to this Agreement in excess of an amount equal to Twenty-Two Million Five Hundred Thousand Dollars ($22,500,000) less any amounts paid to any Purchaser Indemnified Party from the Indemnity Escrow Account or pursuant to the R&W Insurance Policy with each Seller’s liability to be several, and not joint, pro rata based on such Seller’s applicable Indemnity Percentage (other than such amounts paid pursuant to the R&W Insurance Policy in respect of an inaccuracy in or a breach of any Fundamental Representation). The parties acknowledge and agree that the aggregate liability limitation in the immediately foregoing sentence does not apply to Losses or Claims arising out of or relating to (x) an inaccuracy in or a breach of the Fundamental Representations, (y) Fraud-Type Claims or (z) indemnification pursuant to Section 9.2(a)(ii)-(v).  To the extent the Sellers have indemnification obligations (1) in respect of matters described in the immediately foregoing clauses (x)-(z) or (2) in excess of the Indemnity Escrow Account that are not recovered by Purchaser under the R&W Insurance Policy (after using commercially reasonable efforts to seek and procure such recovery), the Sellers shall be severally, and not jointly, liable for any indemnification obligations, pro rata (calculated based on such Seller’s Indemnity Percentage).  In no event shall any Seller be liable for indemnification hereunder in excess of such Seller’s Indemnity Percentage of the sum of the Purchase Price actually received plus the Included Redemption Payment Amount. Notwithstanding any provision of Section 9 to the contrary, the Sellers in the aggregate shall not have liability in respect of claims related to this Agreement based on willful misconduct in excess of Twenty-Two Million Five Hundred Thousand Dollars ($22,500,000). Any Losses that are subject to indemnification under both Section 9.2(a)(i) and Section 10.3(b) (or under Section 9.2(a)(ii) to the extent relating to obligations under Section 10.3(b)) shall, for purposes of this Section 9.4 and Section 9.3, be treated as Losses under Section 9.2(a)(i).

(c)                                  If any Indemnified Party collects an amount in discharge of a claim in respect of a Loss pursuant to this Section 9 and such Indemnified Party and/or an Affiliate thereof subsequently recovers from a third party by way of insurance (including under the R&W Insurance Policy but only to the extent such claim is paid by Sellers pursuant to Section 9.3(c)(iii)(C)) or otherwise such that the Indemnified Party has received an amount in connection therewith in excess of its related Losses (such excess recovery, the “Excess Recovery”), such Indemnified Party shall (or, as appropriate, shall cause an Affiliate to) repay to the Indemnifying Party or Parties an amount equal to the Excess Recovery less any costs or expenses incurred by the Indemnified Party in procuring the Excess Recovery, including the amount of any co-payment or deductible and any increase in premiums arising from or relating to the underlying claim (but no more than the amount paid by the Indemnifying Party to the Indemnified Party pursuant to this Section 9).

(d)                                 In the event any Losses incurred by an Indemnified Party are covered by insurance available to an Indemnified Party (other than the R&W Insurance Policy which is addressed above), each Indemnified Party agrees to use its commercially reasonable efforts to seek recovery under such insurance, but shall not be required to commence litigation or other proceeding against any insurer.

(e)                                  Any Losses for which any Indemnified Party is entitled to indemnification under this Section 9 shall be determined without duplication of recovery by reason of the state of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement.

(f)                                   The Purchaser Indemnified Parties shall not be entitled to indemnification under this Section 9 with respect to any amount resulting in a claim to the extent that such amount is reflected in the final determination of Final Net Working Capital pursuant to Section 1.4(b) hereof.

(g)                                  Notwithstanding anything herein to the contrary, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of any party hereto, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

9.5                               Indemnification Rights Remedies Exclusive.  From and after the Closing, except for Fraud-Type Claims and the rights of the Purchaser under the R&W Insurance Policy, the rights of the Indemnified Parties to indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Section 9 and Section 10, and, such indemnification rights shall be the exclusive remedies of the Indemnified Parties subsequent to the Closing Date with respect to any matter in any way relating to this Agreement or arising in connection herewith.  Notwithstanding the foregoing, this Section 9.5 shall not (i) interfere with or impede the operation of the provisions of Section 1 providing for the resolution of certain disputes relating to the Purchase Price between the parties and/or by a Neutral Auditor in accordance with the Dispute Resolution Procedure or (ii) limit the rights of the parties to specific performance in accordance with Section 11.

9.6                               Tax Treatment.  Unless otherwise required by applicable Law, all indemnification payments will constitute adjustments to the Purchase Price for all Tax purposes, to the extent permissible under applicable Tax law, and no party will take any position inconsistent with such characterization.

9.7                               Mitigation. In the event of any breach giving rise to an indemnification obligation under this Section 9, each party agrees to use commercially reasonable efforts to mitigate any Loss, liability or damage resulting from the related breach upon and after becoming aware of any event or condition which would reasonably be expected to give rise to any Losses that are indemnifiable hereunder (it being understood and agreed that knowledge of employees of the Company Parties as of the Closing with respect to facts or circumstances prior to the Closing will not be imputed to Purchaser or its Affiliates for this purpose), including responding to such claims or liabilities in the same manner as the applicable party would respond to such claims or liabilities in the absence of indemnification provisions of this Agreement; provided, that this Section 9.7 shall not obligate any party to file a lawsuit or initiate any other legal proceeding or action or disclose any confidential information.

9.8                               No Contribution; Subrogation. Subject to the D&O Obligations, no Seller shall have any right of contribution against any Company Party, or any of their respective, directors, officers or employees, with respect to any breach by the Company or the Sellers or any of its representations, warranties, covenants or agreements. Upon making an indemnification payment pursuant to this Agreement, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of any claim (both third party claims and direct claims) to which the payment related to the extent not otherwise subrogated to the rights of the insurer of the R&W Insurance Policy; provided, however, that no Seller shall have any such right of subrogation against any then-current customer, supplier or employee of any Company Party, and promptly following the Indemnifying Party’s request, the Indemnified Party will take all commercially reasonable actions to accomplish the foregoing.  For purposes of clarity, in the event that a Purchaser Indemnified Party seeks payments from Sellers, severally, pursuant to clause (C) of Section 9.3(c)(iii), then, upon Purchaser receiving a full indemnification payment pursuant to such clause, the Sellers will be subrogated, to the extent of such Losses, to all related rights and remedies of the Purchaser under such R&W Insurance Policy with respect to such Losses, and promptly following the Seller Representative’s request, the Purchaser will take all commercially reasonable actions in compliance with the terms of the R&W Insurance Policy to accomplish the foregoing.

10.                               POST CLOSING MATTERS.  Following the Closing Date, the parties agree as follows:

10.1                        Cooperation.  In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under Section 9 hereof).

10.2                        Litigation Support.  In the event and for so long as any party is actively contesting or defending against any Claim in connection with (a) any transaction contemplated under this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction that existed on or prior to the Closing Date involving any Company Party, each of the other parties will cooperate with such party and such party’s counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as will be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under Section 9 hereof).

10.3                        Tax Matters

(a)                                             Tax Allocation.  In the case of a Tax that is payable with respect to a period that includes but does not end on the Closing Date (a “Straddle Period”), the portion of such Tax that is allocable to the portion of the Straddle Period that ends as of the close of business on the Closing Date shall:

(i)                                     except as to Taxes described in Section 10.3(a)(ii), be determined based on a “closing of the books” of the Company Parties as of the close of business on the Closing Date; and

(ii)                                  in the case of an ad valorem Tax on real or personal property or a franchise Tax not based on gross or net income, be determined by multiplying the amount of such Tax for the entire period by a fraction the numerator of which is the number of calendar days in the portion of the taxable period ending on the Closing Date and the denominator of which is the number of calendar days in the entire taxable period.

For U.S. federal, state and local income Tax purposes, income of a Company Party with respect to an interest in an entity that is classified as a partnership for such purposes shall be determined as if the taxable year of such partnership closed on the Closing Date.  For purposes of this Section 10.3, all Transaction Tax Deductions shall be treated as allocable to the Pre-Closing Tax Period and all employment, payroll and other Taxes associated with the payments giving rise to such Transaction Tax Deductions shall likewise be treated as allocable to the Pre-Closing Tax Period

(b)                                 Sellers’ Responsibility for Taxes.  Sellers, severally and not jointly, shall be liable for, and shall indemnify Purchaser and the Company Parties from and against liability for the following Taxes and any Losses incurred in contesting or otherwise incurred in connection with any such Taxes:  (i) Taxes imposed on or with respect to any of the Company Parties with respect to any Pre-Closing Tax Period (including, with respect to a Straddle Period, Taxes that are allocable, pursuant to Section 10.3(a), to the Pre-Closing Tax Period); (ii) Taxes imposed on any of the Company Parties or for which any of the Company Parties is liable pursuant to the Treasury Regulations under Section 1502 of the Code (or corresponding provisions of state, local or foreign Tax Law) that are attributable to the inclusion of such Company Party in an Affiliated Group with any Person with respect to any Tax period or portion of a Tax period on or before the Closing Date; (iii) Taxes imposed on any Person other than a Company Party for which a Company Party is liable by operation of Law or agreement with respect to any Pre-Closing Tax Period, other than any such Taxes imposed under a lease, loan agreement or other agreement entered into in the Ordinary Course of Business, the primary purpose of which is not the indemnification of Taxes; and (iv) Transfer Taxes for which Sellers are responsible pursuant to Section 10.4(e); provided, however, that Sellers shall not be liable for any Tax (or any related Losses) if, and to the extent that, such Tax has been taken into account as a liability in the determination of Final Net Working Capital or as a reduction in the Base Purchase Price pursuant to Section 1.1(d).  Notwithstanding any provision of this Agreement to the contrary, the obligations of Sellers with respect to Taxes (and related Losses) pursuant to this Section 10.3(b) shall not terminate prior to the end of the sixtieth (60th) day following the expiration of the statute of limitations applicable with respect to such Taxes; provided, however, that if, at any time prior to the end of such sixtieth (60th) day following the expiration of the statute of limitations applicable with respect to such Taxes, an Indemnity Claim Notice is delivered alleging liability of Sellers for Taxes or Losses pursuant to this Section 10.3(b), then the claim asserted in such Indemnity Claim Notice shall survive the Survival Date until such claim is fully and finally resolved.  The provisions of Sections 9.4(b) — (g), 9.5, 9.6 and 9.7 shall apply with respect to any claim for indemnification pursuant to this Section 10.3(b).

(c)                                  Tax Returns.  Seller Representative, at the cost and expense of the Sellers, will prepare or cause to be prepared and timely file all Tax Returns required to be filed by or on behalf of the Company Parties after the Closing Date which apply to periods ending on or prior to the Closing Date and Purchaser, at its cost and expense, will prepare or cause to be prepared and timely file all Tax Returns required to be filed by or on behalf of the Company Parties, which apply to Straddle Periods.  Such Tax Returns will be prepared in a manner consistent with applicable Tax Laws and with the prior practice of the Company Parties unless otherwise required by applicable Tax Laws; provided, however, that Purchaser will not waive any carryback of any net operating loss, capital loss or credit on any such Straddle Period Tax Return.  A reasonable time prior to filing any Tax Return for a pre-Closing Tax Period or Straddle Period (such reasonable time to be not fewer than twenty (20) days prior to filing in the case of an income Tax Return), Purchaser or Seller Representative, as the case may be, will deliver to Seller Representative or Purchaser, as the case may be, such Tax Return, will permit Seller Representative, or Purchaser, as the case may be, to review and comment on each such Tax Return and will consider in good faith such revisions to such Tax Returns as are reasonably requested by Seller Representative, or Purchaser, as the case may be (provided that, in the case of a state or local income Tax Return for a Straddle Period, prepared by Purchaser, Purchaser shall make revisions reasonably requested by Seller Representative that impact the Tax liability of Sellers) if received at least ten (10) days prior to filing, in the case of income Tax Returns or, at least a reasonable period of time prior to the due date of such Tax Returns in the case of other Tax Returns. The Company Parties will be responsible for paying any Taxes shown as due from the Company Parties on such Tax Returns, and, within five (5) Business Days following such payment, (i) Sellers shall pay to Purchaser an amount equal to the excess of (x) the amount of Taxes attributable to the Pre-Closing Tax Period (as determined, in the case of Straddle Periods, under Section 10.3(a)) shown on any such Tax Return over (y) the amount of such Taxes paid (whether as payments of estimated Tax or credits of prior years’ Tax refunds or expressly taken into account as a liability reducing the Final Net Working Capital) by the Company Parties on or before the Closing Date and (ii) Purchaser shall pay to the Seller Representative an amount equal to the excess of the amount in clause (y) over the amount described in clause (x) above.

(d)                                 Allocation Statement.  Within forty-five (45) days after the determination of the Final Net Working Capital, the Final Company Party Transaction Expenses and the Final Indebtedness Amount pursuant to Section 1.4(b), Purchaser will deliver or cause to be delivered to Seller Representative a statement containing the allocation of the Purchase Price among the assets of the Company (the “Allocation Statement”).  The Allocation Statement will be prepared in accordance with Section 1060 of the Code and any comparable provisions of Law, as appropriate.  Seller Representative will be entitled to review and comment on the Allocation Statement, and Purchaser and Seller Representative shall negotiate in good faith to resolve any disagreement between them regarding such Allocation Statement. If Purchaser and Seller Representative agree on an Allocation Statement, the parties (and their Affiliates) will report the allocation of the total consideration among the assets of Company in a manner consistent with the Allocation Statement and will act in accordance with the Allocation Statement in the preparation and timely filing of all Tax Returns (including filing Form 8594 with their respective federal income Tax Returns for the taxable year that includes the Closing Date and any other forms or statements required by the Code, Regulations, the Internal Revenue Service or any applicable state or local Government Authority).  However, nothing herein shall require Purchaser and Seller Representative to agree on an Allocation Statement.

(e)                            Contests.

(i)                                     After the Closing Date, Purchaser shall promptly notify Seller Representative in writing of any written notice of a proposed adjustment or Claim in an audit or administrative or judicial proceeding involving Purchaser or any of the Company Parties which, if determined adversely to the taxpayer, would be grounds for indemnification under this Section 10.3; provided, however, that a failure or delay to give such notice will not affect Purchaser’s right to indemnification thereunder except to the extent, if any, that Sellers are materially prejudiced thereby.

(ii)                                  In the case of an audit or administrative or judicial proceeding that relates solely to taxable periods ending on or before the Closing Date, provided, that, Seller Representative acknowledges in writing its obligation to indemnify Purchaser and the Company Parties (to the extent not covered by the R&W Insurance Policy or Indemnity Escrow Account) amount of any adjustment that may be made as a result of such audit or proceeding and, provided further, that such audit or proceeding does not seek criminal penalties against any of the Company Parties or material equitable or other non-monetary remedies against any of the Company Parties, Seller Representative shall have the right at Seller Representative’s expense to participate in and control the conduct of such audit or proceeding.  Subject to the provisions and limitations set forth in the preceding sentence, Purchaser shall use its commercially reasonable efforts to allow Seller Representative, at Seller Representative’s expense, to control any portion of any other audit or proceeding that relates to taxable periods ending on or before the Closing Date.  The Seller Representative shall keep Purchaser informed of the progress of any such audit or proceeding (including the prompt provision to Purchaser of all material correspondence, pleadings, protests, briefs and other documents pertaining to such audit or proceeding), and Purchaser also may participate in any such audit or proceeding at its expense.  Seller Representative shall not settle any such audit or proceeding without the advance written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.  If Seller Representative does not assume the defense of any such audit or proceeding, the provisions of Section 10.3(e)(iii) shall apply with respect thereto.

(iii)                               With respect to any other audit or proceeding not controlled by Seller Representative, such audit or proceeding shall be controlled by Purchaser.  If, however, Sellers could be subject to any liability under this Agreement in connection with any such audit or proceeding, Purchaser shall keep the Seller Representative informed of the progress of any such audit or proceeding (including the prompt provision to Seller Representative of all material correspondence, pleadings, protests, briefs and other documents pertaining to such audit or proceeding), Seller Representative may also participate in any such audit or proceeding at its expense and Purchaser shall not settle any such audit or proceeding without the advance written consent of Seller Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(iv)                              For the avoidance of doubt, the provisions of this Section 10.3(e), and not those of Section 9.3, shall apply in the case of any adjustment, claim, controversy or administrative or judicial proceeding relating to Taxes.

(f)                              Tax Refunds. To the extent not included as an asset in the computation of Final Net Working Capital and not attributable to the application of any loss, deduction or credit attributable to any Tax period or portion of a Straddle Period (determined in accordance with Section 10.3(a)) commencing after the Closing Date, any Tax refund or Tax credit (including any interest paid or credited with respect thereto) arising with respect to a Tax period or portion of a Straddle Period (determined in accordance with Section 10.3(a)) ending on or before the Closing Date shall be the property of the Sellers, and if actually received by the Purchaser or a Company Party shall be paid over to Seller Representative, less any reasonable costs or expenses incurred in connection with obtaining and receiving such refund or credit and any Taxes imposed with respect to the receipt of such refund or credit. The Purchaser shall, if the Seller Representative so requests and at the Seller Representative’s expense, reasonably cooperate with the Seller Representative in filing any amended returns or taking such other steps as may be necessary for obtaining any refund or claiming any tax credits to which the Sellers are entitled under this Section 10.3(f).  Notwithstanding the foregoing, this Section 10.3(f) will not apply to the extent the Tax refund, Tax credit or similar benefit would result in a related Tax detriment for Tax periods or portions of Tax periods beginning after the Closing Date or if Purchaser is advised by Purchaser’s Tax advisor that the claim for such Tax refund or credit is not more-likely-than-not correct.  Notwithstanding any provision of this Agreement to the contrary, if such Tax refund or credit is subsequently repaid to, or recovered by, the relevant Taxing Authority, Sellers shall promptly repay such amount to Purchaser. For the avoidance of doubt, nothing herein shall give Sellers or Seller Representative any right to any Tax refund or Tax credit arising in any Tax period or portion of a Tax period subsequent to the Closing Date even if such Tax refund or Tax credit is attributable to net operating losses, credits or other Tax attributes of a Company Party existing or arising on or before the Closing Date. The Purchaser acknowledges that ITEQ Holding Company and its subsidiaries have previously filed refund claims for federal income taxes in the amount of One Million One Hundred Seventy-three Thousand Three Hundred Dollars ($1,173,300) for 2011 and Two Hundred Sixty-three Thousand Six Hundred Sixty-three Dollars ($263,663) for 2012 and for Virginia income taxes in the amount of Seventy-five Thousand Eight Hundred Ninety-three Dollars ($75,893) for 2012 and that, subject to the limitations set forth in this Section 10.3(f), Sellers are entitled to such refunds promptly following their receipt by Purchaser or any Company Party.

(g)                                  Termination of Tax Sharing Agreements.  All Tax sharing agreements or similar arrangements with respect to or involving the Company Parties shall be terminated on or prior to the Closing Date and, after the Closing Date, Purchaser and the Company Parties shall not be bound thereby or have any liability thereunder for amounts due in respect of periods ending on or before the Closing Date.

10.4                        Cooperation on Tax Matters.

(a)                                 Purchaser, Company and Seller Representative (at no expense to Seller Representative or Sellers) shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of all Tax Returns and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other parties’ request) the provision of records and information that are reasonably relevant to any such audit, Tax Return or other action and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Purchaser and Company agree to (i) retain all books and records with respect to Tax matters pertinent to the Company Parties relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the relevant taxable periods (and any extension thereof), and to abide by all record retention agreements entered into with any Governmental Authority, and (ii) give Seller Representative written notice prior to transferring, destroying or discarding any such books and records and, if Seller Representative so requests, Company and Purchaser shall allow Seller Representative to take possession of such books and records.

(b)                                 Except in connection with an audit resolved pursuant to Section 10.3 (including consistent correlative adjustments to Tax Returns for non-audited taxable periods), neither Purchaser, the Company Parties nor any Affiliate thereof may amend or modify a Tax Return of the Company Parties or, except as otherwise provided in Section 10.3, file or amend or revoke any Tax election, including any election under Section 338 of the Code or similar provisions of state, local or foreign law, of the Company Parties, in each case, for a taxable period beginning prior to the Closing Date, without the consent of Seller Representative (not to be unreasonably withheld, delayed or conditioned), unless otherwise required to so under applicable Law.

(c)                                  Purchaser and Seller Representative further agree, upon request, to use their reasonable efforts (without expense to Seller Representative or Sellers) to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(d)                                 Purchaser covenants that it will not and will not cause or permit any Company Party or any Affiliate of Purchaser to take any action on the Closing Date other than an action in the ordinary course of business or expressly contemplated by this Agreement, including the distribution of any dividend or the effectuation of any redemption which would result in any Tax liability to Sellers.

(e)                                  Transfer Taxes.  Notwithstanding any provision of this Agreement to the contrary, Purchaser, on the one hand, and Sellers, severally, on the other, shall each be liable for one half (1/2) of all sales, use, value added, transfer and other similar Taxes (collectively, “Transfer Taxes”) in connection with the transactions contemplated hereby.  Purchaser shall file all necessary documentation and Tax Returns with respect to all Transfer Taxes.

11.                               SPECIFIC PERFORMANCE.  Each of Purchaser, Sellers, Seller Representative and the Company acknowledge that the other parties may be irreparably harmed and that there may be no adequate remedy at law for any violation by any of them of any of the covenants or agreements contained in this Agreement.  It is accordingly agreed that, in addition to, but not in lieu of, any other remedies that may be available upon the breach of any such covenants or agreements (including monetary damages and remedies under Section 9.2), each party shall have the right to injunctive relief to restrain a breach or threatened breach of, or otherwise to specific performance of, the other parties’ covenants and agreements contained in this Agreement.  Each party agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the party seeking such injunction, specific performance or other equitable relief has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or equity.  In the event that any party seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, such party shall not be required to provide any bond or other security in connection with any such injunction or other order, decree, ruling or judgment.

12.                               PUBLIC STATEMENTS.  Prior to the Closing Date, none of Purchaser, Sellers, Seller Representative or the Company, without the prior written approval of the other parties will make any press release or other public announcement concerning the transactions contemplated by this Agreement, except to the extent required by Law (including as required in connection with any Required Statutory Approvals) or a securities exchange rule or financial reporting purposes, in which case the other party, to the extent practicable, will be so advised and will be given an opportunity to comment on such release or announcement.

13.                               EXPENSES.  Except as expressly set forth herein, each party shall bear its own legal and other fees and expenses incurred in connection with its negotiating, executing and performing this Agreement and the other Transaction Documents, including any related investment banking broker or finder’s fees with which any of them have contracted.

14.                               AMENDMENT; BENEFIT AND ASSIGNABILITY.  This Agreement may be amended only by the execution and delivery of a written instrument by or on behalf of (a) prior to the Closing, all of the parties hereto and (b) after the Closing, Purchaser and the Seller Representative (subject to Section 25(a)(vi)) and, with respect to any amendment of this Section 14 or Section 25, the Sellers.  This Agreement will be binding upon and will inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other person or entity will have any right (whether third party beneficiary or otherwise) hereunder.  This Agreement may not be assigned by any party without the prior written consent of the other parties hereto in their sole discretion; provided, that Purchaser may, without the consent of the other parties, assign this Agreement and any or all rights or obligations hereunder to any of its Affiliates or to any Person from which Purchaser or its Affiliates has borrowed money (although such assignment shall not relieve Purchaser of any of its obligations under this Agreement).

15.                               NOTICES.  All notices, demands and other communications pertaining to this Agreement (“Notices”) must be in writing addressed as follows:

(a)                                 if to the Company (prior to the Closing), to:

Acentia, LLC

3130 Fairview Park Drive

Falls Church, Virginia 22042

Attention: Todd A. Stottlemyer, Chief Executive Officer

Facsimile: (703) 712-4010

E-Mail: todd.stottlemyer@acentia.com

with a copy (which shall not constitute notice but shall be required for notice) to:

Holland & Knight LLP

1600 Tysons Boulevard

Suite 700

McLean, Virginia 22102

Attention: William J. Mutryn, Esq. and Jonathan F. Wolcott, Esq.

Facsimile: (703) 720-8610

E-Mail: william.mutryn@hklaw.com, and jonathan.wolcott@hklaw.com

(b)                                 if to the Seller Representative, to:

SPG Acentia Seller Representative, LLC

c/o Snow Phipps Group, LLC

667 Madison Avenue, 18th Floor

Attention: Sean Epps

Facsimile: (212) 508-3301

E-Mail: sepps@snowphipps.com

with a copy (which shall not constitute notice but shall be required for notice) to:

Holland & Knight LLP

1600 Tysons Boulevard

Suite 700

McLean, Virginia 22102

Attention: William J. Mutryn, Esq. and Jonathan F. Wolcott, Esq.

Facsimile: (703) 720-8610

E-Mail: william.mutryn@hklaw.com, and jonathan.wolcott@hklaw.com

(c)                                  if to the Purchaser, Guarantor, or the Company (following the Closing) to:

MAXIMUS Federal Services, Inc.

1891 Metro Center Drive

Reston, Virginia 20190

Facsimile: (703) 251-8240

Attention: David R. Francis, General Counsel

E-Mail: davidfrancis@maximus.com

With a copy (which shall not constitute notice but shall be required for notice) to:

Hogan Lovells US LLP

7930 Jones Branch Drive

McLean, Virginia 22102

Facsimile: (703) 610-6200

Attention: J. Brent Singley and Richard T. Horan, Jr.

E-Mail: brent.singley@hoganlovells.com and richard.horan@hoganlovells.com

Notices will be deemed given five (5) Business Days after being mailed by certified or registered United States mail, postage prepaid, return receipt requested, or on the first Business Day after being sent, prepaid, by nationally recognized overnight courier that issues a receipt or other confirmation of delivery.  Notices delivered via electronic mail and facsimile will be deemed given upon transmission; provided that by no later than two (2) days thereafter such notice is sent via one of the methods described in the immediately previous sentence.  Notices delivered by personal service will be deemed given when actually received by the recipient.  Any party may change the address to which Notices under this Agreement are to be sent to it by giving written notice of a change of address in the manner provided in this Agreement for giving Notice.

16.                               WAIVER.  Unless otherwise specifically agreed in writing to the contrary: (a) the failure of any party at any time to require performance by the other of any provision of this Agreement will not affect such party’s right thereafter to enforce the same; (b) no waiver by any party of any default by any other party will be valid unless in writing and acknowledged by an authorized representative of the non-defaulting party, and no such waiver will be taken or held to be a waiver by such party of any other preceding or subsequent default; and (c) no extension of time granted by any party for the performance of any obligation or act by any other party will be deemed to be an extension of time for the performance of any other obligation or act hereunder.

17.                               ENTIRE AGREEMENT.  This Agreement (including the Exhibits and Disclosure Schedules hereto, which are incorporated by reference herein and deemed a part of this Agreement) and the Transaction Documents constitute the entire agreement between the parties with respect to the subject matter hereof and referenced herein, and supersede and terminate any prior agreements between the parties (written or oral) with respect to the subject matter hereof.

18.                               COUNTERPARTS; ELECTRONIC SIGNATURE.  This Agreement may be executed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signature on each such counterpart were on the same instrument.  Further, this Agreement may be executed by transfer of an originally signed document by facsimile, electronic or e-mail in PDF format, each of which will be as fully binding as an original document.

19.                               SEVERABILITY.  In case any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions will not in any way be affected or impaired.  Any illegal or unenforceable term will be deemed to be void and of no force and effect only to the minimum extent necessary to bring such term within the provisions of applicable Law and such term, as so modified, and the balance of this Agreement will then be fully enforceable.

20.                         CHOICE OF LAW.  This Agreement is to be construed and governed by the laws of the Commonwealth of Virginia (without giving effect to principles of conflicts of laws).  Each party irrevocably agrees that any legal action or proceeding arising out of or in connection with this Agreement may be brought in any state court located in Fairfax County, Virginia or in the United States District Court, Eastern District of Virginia (or in any court in which appeal from such courts may be taken) (the “Relevant Courts”), and each party agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any Claim that it is not subject personally to the jurisdiction of such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court, and hereby agrees not to challenge such jurisdiction or venue by reason of any offsets or counterclaims in any such action, suit or proceeding.

21.                         WAIVER OF TRIAL BY JURY.  THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT AND ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY IN CONNECTION WITH SUCH AGREEMENTS.

22.                         REPRESENTATION BY COUNSEL.

(a)                                 Notwithstanding the fact that Holland & Knight, LLP (the “Law Firm”)  has represented the Company, in connection with this Agreement and the Company Parties in connection with matters other than the transactions that are the subject of this Agreement prior to the Closing, the Law Firm will be permitted in the future, after the Closing, to represent one or more of the Sellers, or their respective equity holders, officers, directors, managers or trustees in connection with matters in which such parties or their respective equity holders, officers, directors, managers or trustees are adverse to the Purchaser, any Company Party and/or their respective Affiliates, including any disputes that such parties or their respective equity holders, officers, directors, managers or trustees may hereafter may have against the Purchaser, the Company Parties or any of their respective Affiliates in each case which arise out of or relate to this Agreement.

(b)                                 Each party hereto agrees to waive, in advance, any actual or potential conflict of interest that may hereafter arise in connection with the Law Firm’s future representation of any Seller and/or its respective Affiliates or their respective equity holders, officers, directors, managers or trustees on matters in which the interests of such party or their respective equity holders, officers, directors, managers or trustees are adverse to the interests of the Purchaser and/or Company Parties to the extent such matters arise out of this Agreement or that are substantially related to this Agreement.

(c)                                  Notwithstanding any legal requirement to the contrary, (i) all confidential communications between any of the Law Firm and any of the Sellers, the Company Parties and/or their respective Affiliates or their respective equity holders, officers, directors, managers or trustees that occurred in the context of the Law Firm’s representation of any Company Party prior to the Closing with respect to matters that are related to the negotiation, documentation and consummation of the transactions contemplated herein will remain privileged as between the Law Firm and the Company Party after the Closing and (ii) any attorney-client, work product or other applicable privilege relating to the negotiation, documentation and consummation of the transactions contemplated by this Agreement that otherwise would be available to any of the Sellers, any Company Party and/or their respective Affiliates or their respective equity holders, officers, directors, managers or trustees (such work product in clauses (i) and (ii), the “Privileged Communications”) will remain privileged and the Company Party and the Purchaser agree that the privilege in respect of the Privileged Communications shall remain with the Sellers and not any Company Party following the Effective Time such that, without limiting the Sellers’ right to such privilege, the Sellers alone shall have and maintain the right to waive the privilege.  Each of the Purchaser, Sellers and the Company agree that if any Company Party and its Affiliates or their respective equity holders, officers or managers leave any emails and other documents (both electronic or otherwise) that exclusively contain Privileged Communications on the Company Party’s servers or with the Company Party, such occurrence shall not constitute a waiver of the attorney-client privilege or any other privilege applicable to such documents.

23.                               CONSTRUCTION.  In this Agreement, unless the context otherwise requires: (i) words of the masculine or neuter gender will include the masculine, neuter and/or feminine gender, and words in the singular number or in the plural number will each include, as applicable, the singular number or the plural number; (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and an express reference to a Person in a particular capacity excludes such Person in any other capacity; (iii) any accounting term used and not otherwise defined in this Agreement or any Transaction Document has the meaning assigned to such term in accordance with GAAP; (iv) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term; (v) reference to any Law means such Law as amended, modified, supplemented, codified or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder and including by succession of comparable successor Laws; (vi) except as otherwise indicated, all references in this Agreement to the words “Section,” “Schedule” and “Exhibit” are intended to refer to Sections, Disclosure Schedules or other Schedules and Exhibits to this Agreement; (vii) unless the context otherwise requires, the words “hereof,” “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision hereof; (ix) unless the context otherwise requires, the term “party” when used in this Agreement means a party to this Agreement; (x) except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives, the term “or” has the inclusive meaning represented by the phrase “and/or”; (xi) all references in this Agreement to “dollars” or “$” mean United States dollars; and (xii) the phrases “made available” “delivered” “furnished” or “provided to” as used in this Agreement shall mean all documents (other than notices pursuant to Section 15 and documents delivered at or in connection with the Closing pursuant to Section 7.1) to which the Purchaser or its representatives have been provided access and that are posted to the VDR with respect to the transactions contemplated hereby hosted by Merrill Corporation as of the date hereof.

24.                         EXHIBITS, APPENDICES AND COMPANY DISCLOSURE SCHEDULES.  The Exhibits, Appendices and Disclosure Schedules referenced in this Agreement are a material part of this Agreement.  Each Disclosure Schedule will be deemed incorporated into this Agreement.  Any disclosure set forth in one section of the Disclosure Schedules will be deemed to apply to each other section or subsection of the Disclosure Schedules to which it specifically refers and to such other sections or subsections to which it is reasonably apparent on the face of such disclosure that it applies.  Notwithstanding anything in this Agreement to the contrary, the inclusion of an item in such Disclosure Schedules as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect.

25.                               SELLER REPRESENTATIVE.

(a)                                 The Sellers hereby irrevocably constitute and appoint, the Seller Representative, as the true and lawful agent and attorney-in-fact of the Sellers with full powers of substitution to act in the name, place and stead of the Sellers with respect to the performance on behalf of the Sellers under the terms and provisions of this Agreement, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of the Sellers as the Seller Representative deems necessary or appropriate in connection with any of the transactions contemplated under this Agreement, including:

(i)                                     following the Closing, to agree upon or compromise any matter related to any payments due after Closing under this Agreement including with respect to any calculations thereof;

(ii)                                  to direct the distribution of all or any portions of the Purchase Price hereunder;

(iii)                               to act for the Sellers with respect to all indemnification matters referred to in this Agreement, including the right to negotiate and compromise on behalf of the Sellers any indemnification claim made by or against the Sellers;

(iv)                              to act for the Sellers with respect to all post-Closing matters pursuant to Sections 9 and 10 or otherwise, including to enforce payment and distribution, if any, of the Indemnity Escrow Amount, the Working Capital Escrow Amount or the BCA Earnout Escrow Amount and any other amounts payable to the Sellers, in each case to the extent of each of the Sellers’ respective interests therein, and to make any withholding of Taxes that the Seller Representative deems necessary;

(v)                                 to cause to be distributed out of the Indemnity Escrow Amount or otherwise: (A) the amounts payable to the Sellers in accordance with this Agreement and the Consideration Waterfall (including any post-Closing adjustments pursuant to Section 1.4) and (B) the amount of any judgment for Losses awarded in favor of a Purchaser Indemnified Party, or any amounts payable to a Purchaser Indemnified Party in respect of any agreement, compromise or settlement of any claim for Losses agreed to by the Seller Representative in its sole discretion;

(vi)                              to terminate, amend, or waive any provision of this Agreement; provided that any such action (A), if material to the rights and obligations of the Sellers in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all the Sellers unless otherwise agreed by each of the Sellers who is subject to any disparate treatment of a potentially adverse nature and (B) will not impose any additional obligations (or increase any existing obligations) on any Seller without such Seller’s consent;

(vii)                           to employ and obtain at the expense of the Sellers the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in his sole discretion, deems necessary or advisable in the performance of his duties as the Seller Representative and to rely on their advice and counsel;

(viii)                        to retain, subject to Section 25(d), a portion of the Purchase Price in the amount of Four Hundred Thousand Dollars ($400,000) as a reserve against the payment of expenses incurred in his capacity as the Seller Representative (“Seller Representative Fund”);

(ix)                              to incur and pay out of the Seller Representative Fund expenses, including fees of brokers, attorneys and accountants incurred by the Seller Representative pursuant to the transactions contemplated hereby including Section 25(a)(vii), and any other fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing;

(x)                                 to sign any releases or other documents with respect to and dispute or remedy arising under the Transaction Documents; and

(xi)                              to do or refrain from doing any further act or deed on behalf of the Sellers which the Seller Representative deems necessary or appropriate in his sole discretion relating to the subject matter of this Agreement as fully and completely as any of the Seller could do if personally present and acting.

(b)                                 The appointment of the Seller Representative will be deemed coupled with an interest and will be irrevocable, and any other Person may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Sellers hereunder appointing the Seller Representative in all matters referred to in this Agreement or any other Transaction Document to which it is a party.  All that the Seller Representative will do or cause to be done by virtue of such Seller Representative’s appointment as Seller Representative of the Sellers is hereby ratified and confirmed by each of the Sellers.  The Seller Representative will act for the Sellers appointing the Seller Representative on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Sellers but the Seller Representative will not be responsible to any of the Sellers for any loss or damage any of the Sellers may suffer by reason of the performance by the Seller Representative of such Seller Representative’s duties under this Agreement, other than loss or damage arising from willful misconduct in the performance of such Seller Representative’s duties under this Agreement.

(c)                                  The Seller Representative is authorized to act on behalf of the Sellers notwithstanding any dispute or disagreement among the Sellers and that any Person may rely on any and all action taken by the Seller Representative under this Agreement without liability to, or obligation to inquire of, any of the Sellers.  If the Seller Representative resigns or ceases to function in such capacity for any reason whatsoever, then the successor Seller Representative shall be the Person appointed by the Sellers that held a majority of the Acquired Units, immediately prior to the Closing Date; provided, however, that if for any reason no successor has been appointed within thirty (30) days, then any Seller holding more than ten percent (10%) of the Acquired Units, immediately prior to the Closing Date, will have the right to petition a court of competent jurisdiction for appointment of a successor Seller Representative.  The Sellers hereby jointly and severally indemnify and hold harmless the Seller Representative from and against any and all liability, loss, cost, damage or expense (including attorneys’ fees) reasonably incurred or suffered as a result of the performance of such Seller Representative’s duties under this Agreement except for any such liability arising out of the gross negligence or willful misconduct of the Seller Representative.

(d)                                 Upon the final distribution of funds from the Indemnity Escrow Account in accordance with the Escrow Agreement, the Seller Representative will distribute the amount remaining in the Sellers Representative Fund (if any) to the Sellers in accordance with the Consideration Waterfall.

(e)                                  The Seller Representative will not be entitled to any fee, commission or other compensation for the performance of his services hereunder, but will be entitled to the payment from the Sellers of all his expenses incurred as the Seller Representative.

26.                               GUARANTY.

(a)                                 To induce the Company, the Sellers and the Seller Representative to enter into this Agreement, Guarantor, intending to be legally bound, hereby absolutely, unconditionally and irrevocably guarantees to Company, the Sellers and the Seller Representative (the “Guaranteed Parties”) the due and timely payment and discharge (and not merely collection) of all payment obligations of Purchaser under this Agreement (the “Obligations”) when due and payable (the “Guarantee”).

(b)                                 Guarantor hereby waives any rights it may have to require the Guaranteed Parties to proceed first against or claim payment from the Purchaser before enforcing the Obligations directly against Guarantor, with the intent that Guarantor shall be liable to the Guaranteed Parties as a principal debtor on the Obligations as if it had entered into all undertakings, agreements and other obligations jointly and severally with the Purchaser.  Guarantor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure or delay on the part of the Guaranteed Parties to assert any claim or demand or to enforce any right or remedy against the Purchaser; (ii) any change in the time, place or manner of payment of any of the Obligations or any rescission, waiver, compromise, consolidation or other amendment to or modification of any of the terms or provisions of this Agreement (other than any waiver, amendment or modification to any Obligation) made in accordance with the terms hereof or any other agreement evidencing, securing or otherwise executed in connection with any of the Obligations; or (iii) any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Purchaser or any other person now or hereafter liable with respect to any of the Obligations or otherwise interested in the transactions contemplated by this Agreement.

(c)                                  To the fullest extent permitted by Law, Guarantor hereby waives promptness, diligence, notice of the acceptance of this Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Obligations incurred and all other notices of any kind (other than notices expressly required to be provided to the Purchaser pursuant to this Agreement), all defenses that may be available by virtue of any valuation, stay, moratorium, or other similar Law now or hereafter in effect, any right to require the marshalling of assets of the Purchaser or any other person now or hereafter liable with respect to any of the Obligations or otherwise interested in the transactions contemplated by this Agreement, and all suretyship defenses. Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the Guarantee, including specifically the waivers set forth in this Section 26, are knowingly made in contemplation of such benefits.

27.                         SEVERAL LIABILITY.  Notwithstanding anything to the contrary herein contained, Purchaser acknowledges and agrees that (a) each Seller shall only be liable severally, and not jointly, hereunder, and (b) no Seller shall have any liability hereunder for the breach following the Closing by any other Seller of the covenants set forth in Section 5.6 and Section 5.13 hereunder.

{Signature pages follow.}

IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first written above.

PURCHASER:

MAXIMUS Federal Services, Inc.

By:	/s/ Thomas Romeo
Name: Thomas Romeo
Title: President

Solely for the purposes of Section 26:

GUARANTOR:

MAXIMUS, Inc.

By:	/s/ Richard Montoni
Name: Richard Montoni
Title: Chief Executive Officer

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[Signature page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first written above.

COMPANY:

ACENTIA, LLC

By:	/s/ Todd Stottlemyer
Name: Todd Stottlemyer
Title: Chief Executive Officer

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[Signature page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first written above.

SELLER REPRESENTATIVE:

SPG ACENTIA SELLER REPRESENTATIVE, LLC

By:	/s/ Sean Epps
Name: Sean Epps
Title: Authorized Signatory

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[Signature page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first written above.

SELLERS:

ITS Investor, LLC

By:	/s/ Sean Epps
Name: Sean Epps
Title: Manager

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[Signature page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first written above.

SELLERS:

EGCP II ITS Investment Company

By:	/s/ Sean Epps
Name: Sean Epps
Title: Authorized Signatory

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[Signature page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first written above.

SELLERS:

ITS Intermediate Holdings, Inc.

By:	/s/ Sean Epps
Name: Sean Epps
Title: Authorized Signatory

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[Signature page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first written above.

SELLERS:

ITSNS Group, LLC

By: RDV Corporation, its Manager

By:	/s/ Robert H. Schierbeek
Name: Robert H. Schierbeek
Title: Chief Operating Officer

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[Signature page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first written above.

SELLERS:

AEA Mezzanine II Funding LLC

By:	/s/ Joseph D. Carrabino, Jr.
Name: Joseph D. Carrabino, Jr.
Title: President

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[Signature page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first written above.

SELLERS:

D. E. Shaw Direct Capital Portfolios, L.L.C.

By:	/s/ W. Todd Huskinson
Name: W. Todd Huskinson
Title: Authorized Signatory

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[Signature page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first written above.

SELLERS:

Fidus Mezzanine Capital, L.P.

By:	Fidus Investment GP, LLC, its General Partner

By:	Fidus Investment Advisors, LLC, its Manager

By:	/s/ W. Andrew Worth
Name: W. Andrew Worth
Title: Manager

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[Signature page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first written above.

SELLERS:

Blue Delta Capital Fund, LP

By: BDCF GP LLC, its general partner

By:	/s/ Mark Frantz
Name: Mark Frantz
Title: Managing Director

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IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first written above.

SELLERS:

BDCP Azure LLC

By:	/s/ Mark Frantz
Name: Mark Frantz
Title: Managing Member

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IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first written above.

SELLERS:

PNNT Acentia, LLC

By:	/s/ Aviv Efrat
Name: Aviv Efrat
Title: Chief Financial Officer

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IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first written above.

SELLERS:

BB&T Capital Markets / Windsor Group

By:	/s/ Samuel G Maness
Name: Samuel G. Maness
Title: Managing Director

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IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first written above.

SELLERS:

/s/ Leif Soderberg
Leif Soderberg

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 [Signature page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first written above.

SELLERS:

/s/ Todd Stottlemyer
Todd Stottlemyer

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IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement as of the date first written above.

SELLERS:

/s/ Thomas W. Weston, Jr.
Thomas W. Weston, Jr.

[Signature page to Equity Purchase Agreement]

Exhibit A

Definitions

As used in this Agreement, the following terms have the following meanings:

“2014 Financial Statements” has the meaning set forth in Section 5.17(b).

“AAP” has the meaning ascribed to such term in Section 3.25(d).

“Acquired Units” has the meaning set forth in the Recitals of this Agreement.

“Acquisition Transaction” has the meaning ascribed to such term in Section 5.5.

“Adjustment Report” has the meaning ascribed to such term in Section 1.4(b)(iii).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with or of, such Person.  The term “Control” (including, with correlative meaning, the terms “Controlled by” and “under common Control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Group” has the meaning set forth in Section 1504(a) of the Code.

“Agreement” has the meaning ascribed to such term in the Preamble of this Agreement.

“Allocation Statement” has the meaning ascribed to such term in Section 10.3(d).

“Assets” means all Cash and Cash equivalents (which, for the avoidance of doubt, may be distributed by the Company prior to Closing to the extent permitted under Section 5.1), marketable securities, Personal Property and real property of the Company Parties, all Contracts, Leases and Property Warranties to which any Company Party is a party, all Permits held by the Company Parties, all Intellectual Property and all other assets of the Company Parties.

“Bank Account” has the meaning ascribed to such term in Section 3.35.

“Base Purchase Price” has the meaning ascribed to such term in Section 1.1.

“BCA Earnout” means the earn-out payment payable by the Company pursuant to Section 1.6 of the BCA Purchase Agreement

“BCA Earnout Escrow Account” has the meaning ascribed to such term in Section 1.2(a).

“BCA Earnout Escrow Amount” means $730,000.

“BCA Escrow Agreement” has the meaning ascribed to such term in Section 5.16.

“BCA Purchase Agreement” has the meaning ascribed to such term in Section 5.16.

“Benefit Plans” has the meaning ascribed to such term in Section 3.18(a).

“Business Associate” shall have the same meaning as the term “business associate” in 45 C.F.R. § 160.103 of HIPAA.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in Fairfax, Virginia are open for the general transaction of business.

“CAS” has the meaning ascribed to such term in Section 3.29(c).

“Cash” means, as of the date of determination, (a) the aggregate amount of unrestricted cash and cash equivalents held as of the applicable measurement time in the bank accounts, including money market accounts, of the Company, plus (b) deposits in transit and deposits not yet cleared minus (c) the aggregate balance of all outstanding checks or other debit instruments written against such accounts.

“Charter” means such Person’s Articles or Certificate of Incorporation, Organization or Formation, or their equivalent, and all amendments thereto.

“Claim” means any claim, action, litigation, inquiry, proceeding (arbitral, administrative, legal or otherwise, including any informal proceeding), cause of action, audit, suit, settlement, stipulation, hearing, investigation, charge, complaint, demand or similar matter.

“Class A Units” has the meaning ascribed to such term in the Recitals to this Agreement.

“Class B Units” has the meaning ascribed to such term in the Recitals to this Agreement.

“Class B Unit Holders” means collectively, each individual that owns Class B Units as set forth on Schedule 3.3(a).

“Closing” has the meaning ascribed to such term in Section 1.6(a).

“Closing Bonus Payments” means the aggregate amounts of bonus or compensation payments to be paid by the Company at the Closing from the Base Purchase Price to employees and other persons providing services to the Company, which amounts shall include (a) any transaction bonus, change of control, retention or severance payments and (b) any unpaid 2014 bonuses, including any bonuses under the Recognition and Reward Bonus Program, the Employee Referral Bonus program and the 2009 Amended and Restated Management Incentive Plan.

“Closing Date” has the meaning ascribed to such term in Section 1.6(a).

“Closing Date Balance Sheet” has the meaning ascribed to such term in Section 1.4(b)(ii).

“Closing Date Statement” has the meaning ascribed to such term in Section 1.4(b)(ii).

“Closing Purchase Price” has the meaning ascribed to such term in Section 1.1.

“COBRA” has the meaning ascribed to such term in Section 3.18(c).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning ascribed to such term in the Preamble of this Agreement.

“Company IP” means all Intellectual Property owned by a Company Party.

“Company LLC Agreement” means that certain Fourth Amended and Restated Operating Agreement of Acentia, LLC, dated as of October 17, 2014.

“Company Parties” means the Company and the Subsidiaries.

“Company Party” means each of the Company Parties.

“Company Party Transaction Expenses” means the aggregate amount of all out-of-pocket fees and expenses payable by any Company Party or the Sellers in connection with the consummation of the transactions contemplated hereby (or incurred in connection with the transactions hereunder), including (i) any of the foregoing payable to legal counsel, accountants, investment bankers, financial advisors, brokers, finders, or consultants, (ii) all costs and expenses of the Tail Policy (including the premium, underwriting costs, brokerage commissions and related taxes of the Tail Policy), (iii) one half (1/2) of fees due to the Escrow Agent in accordance with the Escrow Agreement, (iv) one half (1/2) of the filing fees related to compliance with the HSR Act in connection with the transactions contemplated hereby, (v) one half (1/2) of any Transfer Taxes,  (vi) all bonus, change of control or retention payments payable to any of the officers, directors, managers or other employees of any Company Party arising in connection with, or related to, the consummation of the transactions hereunder (to the extent not included in the Closing Bonus Payments), (vii) all severance compensation payable to any employee of any Company Party terminated by a Company Party prior to the Closing Date in connection with the consummation of the transactions hereunder, (viii) all severance compensation payable to the Company’s Chief Executive Officer and Chief Financial Officer in excess of One Million Six Hundred Ninety Thousand Dollars ($1,690,000), and (ix) that portion of the premium for R&W Insurance Policy equal to or less than Five Hundred Thousand Dollars ($500,000).

“Company Secretary” means the secretary of the Company as of the date hereof.

“Confidential Information” means (i) such information in connection with the transactions contemplated hereby, obtained by a party with respect to the other party(ies) in connection with this Agreement and the negotiations preceding this Agreement including, the amount of the Purchase Price (including for this purpose, the Base Purchase Price and the Closing Purchase Price) and (ii) any information concerning the business and affairs of the Company Parties, that is not generally available to the public, including, to the extent applicable and non-public, know-how, trade-secrets, customer lists, details of customer or consultant contracts, pricing policies, operational methods and marketing plans or strategies, and any information disclosed to any Company Party by third parties to the extent that such Company Party has an obligation of confidentiality in connection therewith.

“Consideration Waterfall” means the schedule attached to the Flow of Funds which sets forth (i) each Seller’s respective percentage of the consideration, (ii) any other payments to be made hereunder, and (iii) each Sellers Indemnity Percentage, calculated as of the Closing Date.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto), which have continuing obligations by any party.

“Control” is defined in the definition of Affiliate.

“Convertible Securities” means all options, warrants, convertible securities (including convertible promissory notes), calls, Contract or other rights to subscribe for or purchase any equity securities or other equity interests of the Company, or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire, any equity securities of the Company.

“Copyrights” is defined in the definition of Intellectual Property.

“Current Government Contracts” means those Government Contracts under which the period of performance has not yet expired or terminated or for which final payment has not been received.

“D&O Obligations” has the meaning ascribed to such term in Section 5.10(a).

“Deficit” has the meaning ascribed to such term in Section 1.4(b)(i)(2).

“Disclosure Schedules” means the disclosure schedules to this Agreement.

“Dispute Resolution Procedure” means the procedure pursuant to which the items in dispute under Section 1.4(b)(iv) are referred by either the Purchaser or the Seller Representative for determination as promptly as practicable to the Neutral Auditor or, if such firm is unable to serve as the Neutral Auditor, another mutually acceptable independent accounting firm.  Purchaser and the Seller Representative will jointly engage the Neutral Auditor pursuant to a reasonable engagement letter with respect to the determination to be made by the Neutral Auditor.  All fees and expenses relating to the work, if any, to be performed by the Neutral Auditor will be borne by Purchaser and the Sellers (or the Seller Representative on

behalf of the Sellers), respectively, in the proportion that the aggregate dollar amount of the disputed items submitted to the Neutral Auditor by such party that are unsuccessfully disputed by such party (as finally determined by the Neutral Auditor) bears to the aggregate dollar amount of disputed items submitted by Purchaser and the Seller Representative.  By way of example and not by way of limitation, if the Seller Representative seeks a $70,000 upward adjustment and the Neutral Auditor determines that there should be a $40,000 upward adjustment, then the Seller Representative (on behalf of the Sellers) will be responsible for three-sevenths (3/7th) of the fees and expenses and the Purchaser will be responsible for four-sevenths (4/7th) of the fees and expenses.  Any such fees and expenses of the Neutral Auditor payable by the Seller Representative (on behalf of the Sellers) will be payable first from the Seller Representative Fund and then by the Sellers directly.  Except as provided in the preceding sentence, all other costs and expenses incurred by the parties in connection with resolving any dispute hereunder before the Neutral Auditor will be borne by the party incurring such cost and expense.  The Neutral Auditor will determine only those issues still in dispute at the end of the Resolution Period and the Neutral Auditor’s determination will be based upon and consistent with the terms and conditions of this Agreement.  The determination by the Neutral Auditor will be based solely on presentations made, with respect to such disputed items, by Purchaser and Seller Representative to the Neutral Auditor and not on the Neutral Auditor’s independent review. Purchaser and Seller Representative will use their commercially reasonable efforts to make their respective presentations as promptly as practicable following submission to the Neutral Auditor of the disputed items, and each such party will be entitled, as part of its presentation, to respond to the presentation of the other party and any questions and requests of the Neutral Auditor.  In deciding any matter, the Neutral Auditor (A) will be bound by the provisions of Section 1.4(b)(iv), and the definitions contained herein, including the definition of Net Working Capital and (B) may not assign a value to any item greater than the greatest value for such item claimed by Purchaser or the Seller Representative or less than the smallest value for such item claimed by Purchaser or the Seller Representative.  The Neutral Auditor’s determination will be made within forty-five (45) days after its engagement (which engagement will be made no later than five (5) Business Days after the end of the Resolution Period), or as soon thereafter as possible, will be set forth in a written statement delivered to the Seller Representative and Purchaser and will be final, conclusive, non-appealable and binding for all purposes hereunder; provided that such determination may be reviewed, corrected or set aside by a court of competent jurisdiction in the event of fraud or upon a finding that the Neutral Auditor committed manifest error with respect to its determination.

“DOJ” has the meaning ascribed to such term in Section 5.8(b).

“DOL” has the meaning ascribed to such term in Section 3.18(a).

“Domain Names” is defined in the definition of Intellectual Property.

“Effective Time” has the meaning ascribed to such term in Section 1.6(a).

“End Date” has the meaning ascribed to such term in Section 8.1(b).

“Environmental Condition” means the presence of any Hazardous Materials, including any pollution, contamination or damage to natural resources or the environment caused by or relating to the use, manufacture, production, importation, refinement, processing, emission, handling, storage, treatment, recycling, generation, transportation, release, spilling, leaching, pumping, pouring, emptying, discharging, injection, escaping, disposal, dumping or threatened release of Hazardous Materials by any Company Party or any other Person.  With respect to Claims by employees or other third parties, Environmental Condition will also include the exposure of Persons to amounts of Hazardous Materials.

“Environmental Laws” means all Laws, Permits and governmental agreements relating to pollution or protection of human health, safety or the environment, including Laws relating to releases or threatened releases of Hazardous Materials into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface, and subsurface strata) or otherwise relating to the use, manufacture, production, importation, refinement, processing, emission, handling, storage, treatment, recycling, generation, transportation, release, spilling, leaching, pumping, pouring, emptying, discharging, injection, escaping, disposal, or dumping of Hazardous Materials, and all Laws with regard to record keeping, notification, disclosure and reporting requirements respecting Hazardous Materials.

“Environmental Noncompliance” means any violation of any Environmental Law.

“ERISA” means Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Escrow Agent” has the meaning ascribed to such term in Section 1.2(a).

“Escrow Agreement” has the meaning ascribed to such term in Section 1.2(a).

“Estimated Closing Date Balance Sheet” has the meaning set forth in Section 1.3.

“Estimated Company Party Transaction Expenses” has the meaning ascribed to such term in Section 1.3.

“Estimated Consideration Waterfall” means Annex I hereto, which sets forth the Company’s good faith estimate of (i) each Seller’s respective percentage of the consideration, (ii) any other payments to be made hereunder, and (iii) each Seller’s Indemnity Percentage, calculated as of the date hereof.

“Estimated Indebtedness Amount” has the meaning ascribed to such term in Section 1.3.

“Estimated Net Working Capital” has the meaning ascribed to such term in Section 1.3.

“Excess Recovery” has the meaning ascribed to such term in Section 9.4(c).

“Exhibits” means the exhibits attached to this Agreement.

“FAR” means the Federal Acquisition Regulations, which is codified in Title 48 of the U.S. Code of Federal Regulations.

“Final Net Working Capital” has the meaning ascribed to such term in Section 1.4(b)(iv).

“Final Company Party Transaction Expenses” has the meaning ascribed to such term in Section 1.4(b)(iv).

“Final Indebtedness Amount” has the meaning ascribed to such term in Section 1.4(b)(iv).

“Financial Statements” has the meaning ascribed to such term in Section 3.14.

“Flow of Funds Memorandum” has the meaning ascribed to such term in Section 1.3.

“Foreign Interest” has the meaning ascribed to such term in Section 4.8.

“Former Seller Related Person” means any Person that has been an officer, or director, or equityholder of any Company Party owning at least ten percent (10%) of the outstanding Class A Units, in each instance, since the later of (a) the date such Company Party was directly or indirectly acquired by the Company or (b) January 1, 2012.

“Fraud-Type Claims” means Claims based on fraud, criminal acts or willful misconduct.

“FTC” has the meaning ascribed to such term in Section 5.8(b).

“Fundamental Representations” means those representations and warranties set forth in Section 2.1 (Organization), Section 2.2 (Necessary Authority), the first two sentences of Section 2.3 (Title to Units, Etc.), Section 2.4 (Brokers), Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.3 (Capitalization), Section 3.4 (Binding Agreement), Section 3.8(a) (Title) and Section 3.27 (Brokers).

“Funded Backlog” has the meaning ascribed to such term in Section 3.29(m).

“GAAP” means generally accepted accounting principles in the United States of America, as consistently applied by the Company (to the extent consistent with such principles).

“Governing Documents” means the bylaws or limited liability company agreement, as applicable, of a Company Party, as amended and in effect as of the date hereof.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Government Bid” means any bid, proposal, offer or quote made by any Company Party prior to the Closing Date, and all amendments, modifications or supplements thereto, which, if accepted, or selected for award, would result in a Government Contract.

“Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, blanket purchase agreement, pricing agreement, letter contract, purchase order, task order or delivery order or other Contract or other similar arrangement of any kind, and all amendments, modifications or supplements thereto, between any Company Party, on the one hand, and (i) any Governmental Authority, (ii) any prime contractor of a Governmental Authority in its capacity as a prime contractor, or (iii) any subcontractor (or lower tier subcontractor) with respect to any contract of a type described in clauses (i) or (ii) above, on the other hand.  A task, purchase or delivery order under a Government Contract will not constitute a separate Government Contract for purposes of this definition, but will be part of the Government Contract to which it relates.

“Government Facility” has the meaning ascribed to such term in Section 3.21(a).

“Guarantee” has the meaning ascribed to such term in Section 26.

“Guaranteed Parties” has the meaning ascribed to such term in Section 26.

“Guarantor” has the meaning ascribed to such term in the Preamble of this Agreement.

“Hazardous Materials” means any waste, gas, liquid, or other substance or material that is designated, listed or defined as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or that is regulated, or that could result in the imposition of liability, under any Environmental Law, including petroleum products, petroleum byproducts, petroleum breakdown products, waste oil, crude oil, urea formaldehyde, polychlorinated biphenyls or asbestos.

“HHS” has the meaning ascribed to such term in Section 3.28(e).

“HIPAA” means collectively the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, as amended and supplemented by the Health Information Technology for Clinical Health Act of the American Recovery and Reinvestment Act of 2009, Pub. Law No. 111-5 and its implementing regulations, when each is effective and as each is amended from time to time.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incentive Unit” means a Unit Appreciation Right as defined in the Management Plan.

“Included Redemption Payment Amount” means the amount which reflects the portion of the Redemption Payment Amount payable to ITS Investor, LLC.

“Indebtedness” means (i) the amount of all obligations for borrowed money (including: (A) any unpaid principal, premium, accrued and unpaid interest, prepayment penalties, commitment and other fees, reimbursements, indemnities and all other amounts payable in connection therewith and (B) termination fees, expenses or breakage costs due upon prepayment of or payable in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby), (ii) all obligations evidenced by notes, bonds, debentures or other similar instruments, (iii) all obligations issued or assumed for deferred purchase price payments, including the Prior Transaction Payments (iv) all obligations requiring the reimbursement of any obligor on any line or letter of credit, capital lease, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (v) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made, whether periodically or upon the happening of a contingency, (vi) all obligations (including accrued interest) under a lease agreement required to be capitalized pursuant to GAAP, (vii) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (viii) any deferred compensation,  (ix) all guarantees of the obligations of another Person with respect to any of the foregoing, (x) all severance amounts payable or which may become payable as set forth on Schedule  Indebtedness (which, for purposes of clarity, shall not be deemed Closing Bonus Payments or Company Party Transaction Payments hereunder), and  (xi) solely to the extent not taken into account in the determination of Estimated Net Working Capital, the amount of all indebtedness in the form of outstanding checks that have been issued by a Company Party but that have not cleared prior to Closing, to the extent that the aggregate amount of such checks exceeds any cash in the Company’s bank accounts of the Company Parties at Closing; provided, however, that “Indebtedness” specifically excludes trade payables and amounts owed to Company employees for unreimbursed business expenses incurred in the Ordinary Course of Business to the extent such payable and amounts are taken into account in the determination of Net Working Capital.

“Indebtedness Amount” means the amount, if any, of any Indebtedness of the Company Parties as of the Effective Time (which amount shall represent the amount necessary to pay in full and discharge all such Indebtedness).

“Indemnified Party” has the meaning ascribed to such term in Section 9.3(a).

“Indemnifying Parties” has the meaning ascribed to such term in Section 9.3(a).

“Indemnifying Party” has the meaning ascribed to such term in Section 9.3(a).

“Indemnity Claim Notice” has the meaning ascribed to such term in Section 9.1.

“Indemnity Escrow Account” has the meaning ascribed to such term in Section 1.2(a).

“Indemnity Escrow Amount” means Three Million Dollars ($3,000,000).

“Indemnity Percentage” means the indemnity percentage set forth next to each Seller’s name on the Consideration Waterfall which shall equal in the aggregate one hundred percent (100%).

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: (a)(i) United States and foreign patents (collectively, “Patents”); (ii) United States federal, state and foreign trademarks, service marks, and trade names and common law trademarks, service marks and trademarks, designs, logos, and other designations of origin and all goodwill associated with any of the foregoing (collectively, “Trademarks”); (iii) any and all works of authorship, copyrights and copyrighted works, including but not limited to registered copyrights in both published works and unpublished works, unregistered copyrights in both published works and unpublished works, and applications to register copyrightable works of authorship (collectively, “Copyrights”); (iv) trade secrets, including, confidential or proprietary information, technology, know-how, concepts, methods, processes,  specifications, inventions (whether or not patentable or reduced to practice), formulae, reports, data, customer lists, mailing lists, business plans, or other material proprietary information (collectively, “Trade Secrets”); (v) all registered domain names (“Domain Names”); and (vi) proprietary computer software, including all proprietary source code, object code, databases and all documentation related thereto, developer notes, and manuals related to any of the foregoing (“Software”); and (b) applications, registrations and rights to obtain renewals, extensions, continuations, continuations-in-part, reissues, divisions or foreign counterparts as well as any and all physical embodiments or media related to the foregoing in clause (a) above.

“Interim Period” has the meaning set forth in Section 5.1.

“International Trade Laws and Regulations” means all statutory and regulatory requirements of the United States and other jurisdictions related to export controls, economic sanctions, trade embargoes, imports of goods, and payment of customs duties.

“IP Licenses” means material licenses, sublicenses and other agreements and permissions under which any Company Party is a licensee or otherwise is authorized to use or practice any Intellectual Property owned by a third party.

“IRS” means the United States Internal Revenue Service.

“ITEQ” has the ascribed to such term in Section 5.16.

“Junior Preferred Units” has the meaning ascribed to such term in the Recitals to this Agreement.

“Junior Preferred Unit Holder” means each of ITS Investor, LLC, ITNS Group, LLC, AEA Mezzanine II Funding LLC, and Thomas W. Weston, Jr., which Persons, collectively, own all of the Junior Preferred Units of the Company.

“Knowledge” means (a) with respect to the Company, the actual knowledge of any of the Knowledge Persons and such knowledge as the Knowledge Persons would reasonably be expected to have after inquiry in the ordinary course of performing such individual’s duties on behalf of the Company Parties and (b) with respect to any other Person, the actual knowledge of such Person.

“Knowledge Persons” means those individuals set forth on Schedule Knowledge.

“Law Firm” has the meaning ascribed to such term in Section 22(a).

“Laws” has the meaning ascribed to such term in Section 3.5.

“Leased Improvements” means all leasehold improvements and fixtures located on the Leased Premises.

“Leased Premises” has the meaning ascribed to such term in Section 3.21(a).

“Leases” has the meaning ascribed to such term in Section 3.21(a).

“Liability” and “Liabilities” has the meaning ascribed to such term in Section 3.15.

“Liens” means all mortgages, deeds of trust, collateral assignments, security interests, Uniform Commercial Code financing statements, conditional or other sales agreements, liens, pledges, hypothecations, claims, interference, options, rights of first refusal, preemptive rights, community property interests, restrictions of any nature, and other encumbrances on or ownership interests in the Assets or the Acquired Units (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer), as applicable.

“Loss” means any loss, damage, due, penalty, fine, interest, cost, amount paid in settlement, judgment, Liability, Lien, Tax, cost of investigation, expenses and fees (including court costs and reasonable attorneys’ or other professionals’ fees and expenses); provided, that, except in connection with indemnification based on Third Party Claims, “Loss” shall not include any punitive, consequential or exemplary damage, any diminution of value damage, any claim of multiple of lost profits, cash flows, or similar variations of the foregoing.

“Management Plan” means the ITS Holding Company, LLC Amended and Restated 2009 Management Incentive Plan, as amended and restated October 22, 2010.

“Material Adverse Effect” means any change, circumstance, fact, event or effect that, either alone or in combination with any other change, circumstance, fact, event or effect, is or would reasonably be expected to be materially adverse to the business, assets (whether tangible or intangible), condition (financial or otherwise), or operations of the Company Parties, taken as a whole, other than any change, circumstance, fact, event or effect arising out of or resulting from (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, (ii) changes in general political or business conditions that, in each case, generally affect the geographic regions or industries in which the Company and its Subsidiaries conduct their respective businesses, (iii) changes in GAAP or applicable Law, (iv) the negotiation, announcement or the pendency of this Agreement, including the impact thereof on relationships, contractual or otherwise, between the Company, Purchaser, or any of their respective Affiliates and tenants, suppliers, vendors, lenders, financing sources, investors, venture partners or employees, (v) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (vi) earthquakes, hurricanes, floods, or other natural disasters, (vii) any action taken by the Company or any of its Subsidiaries at the written direction or written consent of Purchaser, or any of its Affiliates, or (viii) any failure to meet internal revenue or earnings projections or predictions (provided, that the underlying causes of such failures shall not be so excluded unless such cause is already excluded as set forth in this definition); provided, that in the case of clauses (i), (ii), (iii), (v) and (vi) such effects do not have a disproportionate impact on the Company Parties compared to other similar companies.

“Minimum Claim Threshold” has the meaning ascribed to such term in Section 9.4(a).

“Net Working Capital” means, as of the Effective Time, the difference (whether positive or negative) of (a) the current assets (including Cash) of the Company Parties on a consolidated basis, and (b) the current liabilities of the Company Parties on a consolidated basis, in each case as determined in accordance with GAAP and in each case prepared without giving effect to the (x) consummation of the transactions contemplated by this Agreement or (y) any act or omission that is not in compliance with Section 5.12; provided, that (i) current assets will exclude (A) the Seller Subscription Notes Pay-off Amount, (B) current and deferred income Tax assets, and (C) assets related to litigation proceedings and (ii) current liabilities will exclude (A) Indebtedness paid or otherwise deducted from the Base Purchase Price pursuant to Section 1.2 (including the Prior Transaction Payments), (B) any Company Party Transaction Expenses paid pursuant to Section 1.2, (C) current and deferred income Tax liabilities, (D) the Closing Bonus Payments paid pursuant to Section 1.2, (E) the Holdback Amount, and (F) liability for the BCA Earnout.  A sample calculation of Net Working Capital is set forth on Annex II attached hereto. The parties agree that 2015 bonuses that may become payable for services performed in calendar year 2015 under the Recognition and Reward Bonus Program, the Employee Referral Bonus program and the 2009 Amended and Restated Management Incentive Plan, shall not be accrued, shall be deemed to be zero and Sellers shall have no liability with respect thereto.

“Neutral Auditor” means KPMG, LLP or such other nationally or regionally recognized accounting firm with expertise in government contracts mutually agreed upon by Purchaser and the Seller Representative; provided, however, that the Neutral Auditor may not have had in the prior three (3) years prior to the date of engagement, a material business relationship with any party to this Agreement.

“NISPOM” has the meaning ascribed to such term in Section 3.29(k).

“Notices” has the meaning ascribed to such term in Section 15.

“Objection Notice” has the meaning ascribed to such term in Section 9.3(b).

“Obligations” has the meaning ascribed to such term in Section 26.

“OCI” has the meaning ascribed to such term in Section 3.29(i).

“OFCCP” has the meaning ascribed to such term in Section 3.25(d).

“Open Source Software” means, collectively, software that is distributed as “free software” (as defined by the Free Software Foundation), “open source software” (meaning software distributed under any license approved by the Open Source Initiative as set forth at www.opensource.org) or under a similar licensing or distribution model (including under a GNU General Public License (GPL), a GNU Lesser General Public License (LGPL), a Mozilla Public License (MPL), a BSD license, an Artistic License, a Netscape Public License, a Sun Community Source License (SCSL), a Sun Industry Standards License (SISL) and an Apache License).

“Optimos Purchase Agreement” is defined in the definition of Prior Transaction Payments.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Ordinary Course of Business” means, with respect to a Person, an action taken by such Person if such action is recurring in nature, is consistent in all material respects with the past practices of the Person and is taken in the ordinary course of the day-to-day operations of the Person.

“Patents” is defined in the definition of Intellectual Property.

“Permits” means all federal, state, local or foreign permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, clearances, exemptions, certificates, designations, registrations, qualifications or Orders of, any Governmental Authority or any other Person, required for any Company Party to own its respective Assets or conduct its respective business.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable, (b) Liens for Taxes being challenged or contested in good faith and for which adequate reserves have been made, and (c) statutory Liens of landlords, carriers, warehousemen, mechanics and materialmen and other similar Liens imposed by Law in the Ordinary Course of Business for sums not yet due and payable, and (d) other Liens that do not materially impair the value of the Assets or the use and operation of the Assets as currently used and operated.

“Person” means any individual, partnership, joint venture, corporation, trust, unincorporated organization, limited liability company, group, Governmental Authority, and any other person or entity.

“Personal Information” means (i) any information with respect to which there is a reasonable basis to believe that the information can be used to identify an individual, including demographic information; (ii) Social Security numbers; or (iii) any information that is regulated or protected by one or more Privacy and Security Laws.

“Personal Property” means all of the machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, spare parts and other tangible personal property which are owned, used or leased by any Company Party and used in the conduct of the business or the operations of the Company Parties’ business.

“Pre-Closing Distribution” has the meaning ascribed to such term in Section 5.1(a).

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period that ends on the Closing Date.

“Preferred Unit Holder” means each of ITNS Group, LLC, AEA Mezzanine II Funding LLC, and D.E. Shaw Direct Capital Portfolios, L.L.C., which Persons, collectively, own all of the Preferred Units of the Company.

“Preferred Units” has the meaning ascribed to such term in the Recitals to this Agreement.

“Prior Transaction Payments” means the matters set forth on Schedule Prior Transaction Payments.

“Privacy and Security Laws” means all applicable Laws concerning the privacy and/or security of Personal Information, and all regulations promulgated thereunder, including but not limited to HIPAA,  the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the Federal Trade Commission Act, the Privacy Act of 1974, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, state Social Security number protection Laws, state data breach notification Laws, state consumer protection Laws, the European Union Directive 95/46/EC and Canada’s Personal Information Protection and Electronic Documents Act, state data security Laws, and any applicable Laws concerning requirements for website and mobile application privacy policies and practices, call or electronic monitoring or recording or any outbound communications (including, but not limited to, outbound calling and text messaging, telemarketing, and e-mail marketing).

“Privileged Communications” has ascribed to such term in Section 22(c).

“Property Warranties” means all of the Company’s rights under any manufacturers’, vendors’ or other warranties relating to the Assets.

“Proposed Net Working Capital” has the meaning ascribed to such term in Section 1.4(b)(ii).

“Proposed Final Company Party Transaction Expenses” has the meaning ascribed to such term in Section 1.4(b)(ii).

“Proposed Final Indebtedness Amount” has the meaning ascribed to such term in Section 1.4(b)(ii).

“Purchase Price” has the meaning ascribed to such term in Section 1.1.

“Purchaser” has the meaning ascribed to such term in the Preamble of this Agreement.

“Purchaser Indemnified Parties” has the meaning ascribed to such term in Section 9.2(a).

“Purchaser Material Adverse Effect” means any change, circumstance, fact, event or effect that has occurred and is still continuing as of the relevant time of determination that is materially adverse to the ability of Purchaser to consummate the transactions contemplated hereby in accordance with the terms hereof.

“R&W Insurance Policy” means an insurance policy that will cover the indemnification obligations with respect to the representation and warranties of the Sellers and Company under Sections 2 and 3 on the terms and conditions set forth on Exhibit D.

“Redeemed Units” has the meaning ascribed to such term in the Recitals to this Agreement.

“Redemption Payment Amount” means the aggregate amounts to be paid to the Preferred Unit Holders and the Junior Preferred Unit Holders, as calculated pursuant to Section 4.01(f)(ii) and Section 4.01(h), respectively, of the Company LLC Agreement, which amounts shall be set forth in the Flow of Funds Memorandum.

“Regulations” means the United States treasury regulations promulgated under the Code.

“Regulatory Competition Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, as amended, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition, through merger or acquisition.

“Released Claims” has the meaning ascribed to such term in Section 5.14.

“Released Parties” has the meaning ascribed to such term in Section 5.14.

“Releasing Parties” has the meaning ascribed to such term in Section 5.14.

“Relevant Courts” has the meaning ascribed to such term in Section 20.

“Representative” means, as to any Person, such Person’s Affiliates and its and their directors, officers, employees, agents, advisors (including financial advisors, counsel and accountants), and direct and indirect controlling persons.

“Required Statutory Approvals” means, collectively, (a) the filings by Purchaser and the Company, or by their ultimate parent entities as that term is defined in the HSR Act, required by the HSR Act, and any filings and approvals required under applicable domestic or foreign antitrust or competition laws or regulations, if any, and expiration or termination of any applicable waiting periods under the HSR Act and any other antitrust or competition laws or regulations, and (b) the notice required to be provided to the Defense Security Service in connection with the Company’s security clearances.

“Resolution Period” has the meaning ascribed to such term in Section 1.4(b)(iii).

“Restricted Party Lists” means the following U.S. Government restricted parties lists: the Specially Designated Nationals and Blocked Persons List and Foreign Sanctions Evaders List of the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of Commerce’s Entity List, Denied Persons List, and Unverified List, and the U.S. Department of State’s Debarred List.

“Review Period” has the meaning ascribed to such term in Section 1.10(a).

“Scheduled Contracts” has the meaning ascribed to such term in Section 3.12(a).

“Sections” means the sections in this Agreement.

“Seller Related Person” means any Seller owning at least ten percent (10%) of the outstanding Class A Units, any current officer, or director, or any member of any such individual’s immediate family.

“Seller Representative” has the meaning ascribed to such term in the Preamble of this Agreement.

“Seller Representative Fund” has the meaning ascribed to such term in Section 25(a)(viii).

“Sellers” has the meaning set forth in the Preamble of this Agreement.

“Seller Subscription Notes” means the promissory notes made by certain holders of Units of the Company in favor of the Company listed on Schedule 1.2(b).

“Seller Subscription Notes Pay-off Amount” means the aggregate amount of all outstanding principal and accrued interest due from the makers of the Seller Subscription Notes as of the Closing Date, as set forth in the Consideration Waterfall.

“Seller Subsidiary” means, with respect to any Seller, any and all corporations, partnerships, limited liability companies and other entities with respect to which such Seller, directly or indirectly, owns at least fifty percent (50%) of the securities having the power to elect members of the board of directors or similar body governing the affairs of such entity.

“Software” is defined in the definition of Intellectual Property.

“Straddle Period” has the meaning ascribed to such term in Section 10.3(a).

“Subsidiaries” means the indirect and direct subsidiaries of the Company, each as set forth on Schedule 3.3(b).

“Subsidiary Equity Interest” has the meaning ascribed to such term in Section 3.3(b).

“Surplus” has the meaning ascribed to such term in Section 1.4(b)(i)(1).

“Survival Date” has the meaning ascribed to such term in Section 9.1.

“Tail Policy” has the meaning ascribed to such term in Section 5.10(b).

“Target Net Working Capital” has the meaning ascribed to such term in Section 1.4(a).

“Tax” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, escheat, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax or duty, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes, or the administration of any Laws or administrative requirements relating to any Taxes.

“Tax Sharing Agreement” has the meaning ascribed to such term in Section 3.16(f).

“Taxing Authority” means any Governmental Authority with the power to levy or collect Taxes.

“Teaming Agreement” means each teaming agreement to which any Company Party is a party (i) with respect to which the applicable term has not yet expired, (ii) which has not been terminated pursuant to its terms, or (iii) which has not been superseded by the award of the Contract for which the teaming agreement was entered into.

“Third Party Claim” has the meaning ascribed to such term in Section 9.3(d).

“Third Party Claim Notice” has the meaning ascribed to such term in Section 9.3(d).

“Threshold Amount” has the meaning ascribed to such term in Section 9.4(a).

“Trade Secrets” is defined in the definition of Intellectual Property.

“Trademarks” is defined in the definition of Intellectual Property.

“Transaction Documents” means this Agreement and each agreement, instrument or document attached hereto as an Exhibit and the other agreements, certificates and instruments to be executed by any of the parties hereto in connection with or pursuant to Section 7.1 and Section 7.2.

“Transaction Payments” has the meaning ascribed to such term in Section 3.33.

“Transaction Tax Deductions” means any tax deductions in 2015 relating to (i) the Company Party Transaction Expenses (other than tax deductions in connection with severance compensation payable to the Company’s Chief Executive Officer and Chief Financial Officer), (ii) the Closing Bonus Payments, (iii) the Prior Transaction Payments, (iv) repayment of the Indebtedness Amount, including any unamortized deferred financing fees in connection with the Indebtedness Amount.

“Transfer Taxes” has the meaning ascribed to such term in Section 10.4(e).

“UAR Holder” means a holder of an Incentive Unit pursuant to the Management Plan.

“UAR Termination Notice” means that UAR Termination Notice to be delivered by the Company to each of the UAR Holders pursuant to Section 7.1, substantially in the form attached hereto as Exhibit C.

“Unfunded Backlog” has the meaning ascribed to such term in Section 3.29(m).

“Units” has the meaning ascribed to such term in the Recitals to this Agreement.

“VDR” has the meaning ascribed to such term in Section 5.18.

“WARN” has the meaning ascribed to such term in Section 3.25(b).

“Working Capital Escrow Account” has the meaning ascribed to such term in Section 1.2(a).

“Working Capital Escrow Amount” means Two Million Dollars ($2,000,000).